
10010187

# Quality Strength Leadership



U.S. Bancorp **2009** Annual Report



usbancorp.

## U.S. Bancorp At A Glance

| | |
|---|---|
| Ranking | **U.S. Bank is 5th largest U.S. commercial bank** |
| Asset size | **$281 billion** |
| Deposits | **$183 billion** |
| Loans | **$195 billion** |
| Customers | **17.2 million** |
| Payment services and merchant processing | **International** |
| Wholesale banking and trust services | **National** |
| Consumer and business banking and wealth management | **Regional** |
| Bank branches | **3,002** |
| ATMs | **5,148** |
| NYSE symbol | **USB** |

*At year-end December 31, 2009*

## Sustainability

**This annual report was printed at Hennegan, a company committed to sustaining a healthy and safe environment by exceeding regulatory and environmental requirements as defined by local, state and federal government. Their environmental initiatives focus on:**

- **Reducing volatile organic compound (VOC) emissions, energy and water use.**
- **Recycling chemical and paper waste.**
- **Sourcing environmentally preferable products.**

**The paper utilized in this annual report is certified by SmartWood to the FSC standards and contains a minimum of 10% post-consumer recycled paper fibers. The narrative and financial sections contain 30% post-consumer recycled paper fibers.**


FSC
Mixed Sources

## Corporate Profile

U.S. Bancorp is a diversified financial services holding company and the parent company of U.S. Bank National Association, the fifth-largest commercial bank in the United States. Our company is known for its prudent risk management, quality products and services, outstanding customer service and its focus on the future. U.S. Bancorp also has been recognized as one of the safest, most respected and most trusted banks in the country. At year-end 2009, U.S. Bancorp had total assets of $281 billion. We offer regional consumer and business banking and wealth management services, national wholesale banking and trust services and international payment services to more than 17.2 million customers. U.S. Bancorp is headquartered in Minneapolis, Minnesota, and employs more than 60,000 people.

**Visit U.S. Bancorp online at usbank.com**

In 2009, individuals, families and businesses of all sizes made the flight to **quality** to U.S. Bancorp as they sought the **strength** and stability of an organization operating on sound and prudent principles. During a devastating economic downturn, U.S. Bancorp demonstrated **leadership** with sound management, financial performance, customer relationships and commitment to our communities.



*Please see explanation on Page 17 regarding the risks and uncertainties that may affect the accuracy of forward-looking statements.*

# Selected Financial Highlights



Net Income
(Dollars in Millions)
5,000
2,500
0
4,489
4,751
4,324
2,946
2,205
05 06 07 08 09
Diluted Earnings Per Common Share
(In Dollars)
3.00
1.50
0
2.42
2.61
2.42
1.61
.97
05 06 07 08 09
Dividends Declared Per Common Share
(In Dollars)
2.00
1.00
0
1.230
1.390
1.625
1.700
.200
05 06 07 08 09
Return on Average Assets
(In Percents)
2.4
1.2
0
2.21
2.23
1.93
1.21
.82
05 06 07 08 09
Return on Average Common Equity
(In Percents)
25
12.5
0
22.5
23.5
21.3
13.9
8.2
05 06 07 08 09
Dividend Payout Ratio
(In Percents)
110
55
0
50.2
52.7
66.3
104.9
20.6
05 06 07 08 09
Net Interest Margin (Taxable-Equivalent Basis)
(In Percents)
4.50
2.25
0
3.97
3.65
3.47
3.66
3.67
05 06 07 08 09
Efficiency Ratio(a)
(In Percents)
50
25
0
44.4
45.4
49.2
46.9
48.4
05 06 07 08 09
Tier 1 Capital
(In Percents)
12
6
0
8.2
8.8
8.3
10.6
9.6
05 06 07 08 09
Average Assets
(Dollars in Millions)
300,000
150,000
0
203,198
213,512
223,621
244,400
268,360
05 06 07 08 09
Average Shareholders' Equity
(Dollars in Millions)
30,000
15,000
0
19,953
20,710
20,997
22,570
26,307
05 06 07 08 09
Total Risk-Based Capital
(In Percents)
15
7.5
0
12.5
12.6
12.2
14.3
12.9
05 06 07 08 09


*(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).*

# Financial Summary

| Year Ended December 31<br>(Dollars and Shares in Millions, Except Per Share Data) | 2009 | 2008 | 2007 | 2009 v 2008 | 2008 v 2007 |
|---|---|---|---|---|---|
| Total net revenue (taxable-equivalent basis) | $ 16,668 | $ 14,677 | $ 14,060 | 13.6% | 4.4% |
| Noninterest expense | 8,281 | 7,348 | 6,907 | 12.7 | 6.4 |
| Provision for credit losses | 5,557 | 3,096 | 792 | 79.5 | * |
| Income taxes and taxable-equivalent adjustments | 593 | 1,221 | 1,958 | (51.4) | (37.6) |
| Net income | 2,237 | 3,012 | 4,403 | (25.7) | (31.6) |
| Net income attributable to noncontrolling interests | (32) | (66) | (79) | 51.5 | 16.5 |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 | (25.2) | (31.9) |
| Net income applicable to U.S. Bancorp common shareholders | $ 1,803 | $ 2,819 | $ 4,258 | (36.0) | (33.8) |
| **Per Common Share** | | | | | |
| Earnings per share | $ .97 | $ 1.62 | $ 2.45 | (40.1)% | (33.9)% |
| Diluted earnings per share | $ .97 | $ 1.61 | $ 2.42 | (39.8) | (33.5) |
| Dividends declared per share | $ .200 | $ 1.700 | $ 1.625 | (88.2) | 4.6 |
| Book value per share | $ 12.79 | $ 10.47 | $ 11.60 | 22.2 | (9.7) |
| Market value per share | $ 22.51 | $ 25.01 | $ 31.74 | (10.0) | (21.2) |
| Average common shares outstanding | 1,851 | 1,742 | 1,735 | 6.3 | .4 |
| Average diluted common shares outstanding | 1,859 | 1,756 | 1,756 | 5.9 | – |
| **Financial Ratios** | | | | | |
| Return on average assets | .82% | 1.21% | 1.93% | | |
| Return on average common equity | 8.2 | 13.9 | 21.3 | | |
| Net interest margin (taxable-equivalent basis) | 3.67 | 3.66 | 3.47 | | |
| Efficiency ratio[(a)] | 48.4 | 46.9 | 49.2 | | |
| **Average Balances** | | | | | |
| Loans | $185,805 | $165,552 | $147,348 | 12.2% | 12.4% |
| Investment securities | 42,809 | 42,850 | 41,313 | (.1) | 3.7 |
| Earning assets | 237,287 | 215,046 | 194,683 | 10.3 | 10.5 |
| Assets | 268,360 | 244,400 | 223,621 | 9.8 | 9.3 |
| Deposits | 167,801 | 136,184 | 121,075 | 23.2 | 12.5 |
| Total U.S. Bancorp shareholders' equity | 26,307 | 22,570 | 20,997 | 16.6 | 7.5 |
| **Period End Balances** | | | | | |
| Loans | $195,408 | $185,229 | $153,827 | 5.5% | 20.4% |
| Allowance for credit losses | 5,264 | 3,639 | 2,260 | 44.7 | 61.0 |
| Investment securities | 44,768 | 39,521 | 43,116 | 13.3 | (8.3) |
| Assets | 281,176 | 265,912 | 237,615 | 5.7 | 11.9 |
| Deposits | 183,242 | 159,350 | 131,445 | 15.0 | 21.2 |
| Total U.S. Bancorp shareholders' equity | 25,963 | 26,300 | 21,046 | (1.3) | 25.0 |
| Capital ratios | | | | | |
| Tier 1 capital | 9.6% | 10.6% | 8.3% | | |
| Total risk-based capital | 12.9 | 14.3 | 12.2 | | |
| Leverage | 8.5 | 9.8 | 7.9 | | |
| Tier 1 common equity to risk-weighted assets[(b)] | 6.8 | 5.1 | 5.6 | | |
| Tangible common equity to tangible assets[(b)] | 5.3 | 3.3 | 4.8 | | |
| Tangible common equity to risk-weighted assets[(b)] | 6.1 | 3.7 | 5.1 | | |

* *Not meaningful*

*(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).*

*(b) See Non-Regulatory Capital Ratios on page 61.*

Fellow Shareholders



During 2009, U.S. Bancorp continued to create **momentum** and position the company for long-term **growth** and profitability. We protected our franchise and benefited from a flight to quality.

2009 was a remarkable year — a year that distinguished U.S. Bancorp as a very special company.

U.S. Bancorp's financial performance continued to be industry-leading in 2009. During this unprecedented year of economic uncertainty and financial recession, we remained focused on our role as a strong and trusted guide for our customers and an active participant in our communities. Further, we accepted the challenge to serve as a leader within the financial services industry to promote a "new dialogue" and instill confidence in the key role of banks in the economic recovery.





**Total Net Revenue (Taxable-Equivalent Basis)**
(Dollars in Billions)


20
10
0
13.2
13.7
14.1
14.7
16.7
05
06
07
08
09


**Quality, Strength, Leadership**

The theme of this year's Annual Report to Shareholders is *Quality*, *Strength*, *Leadership*. These attributes reflect the manner in which U.S. Bancorp has endeavored to manage through this time of unparalleled turmoil on behalf of our shareholders, customers, employees and the communities we serve.

Long before the recent economic events occurred, U.S. Bancorp was known as a prudent, conservative and high quality banking company. During the years leading into the recession, we were often considered too prudent or too cautious. Our banking model was simple, transparent and predictable. And while we are pleased that this conservative operating philosophy has served us very well during this downturn — we are equally pleased with our growing momentum and the recent investments we have made in our franchise, our people and our communities.

**Flight to quality**

U.S. Bancorp's stability and soundness created a manifest flight to quality that began two years ago and continues today, as customers seek a solid financial partner that they can trust. This strong operating position was best reflected in the substantial growth of our balance sheet and further evidenced by the deeper customer relationships that we have established in the past year.

While many of our peers are downsizing, restructuring, or exiting businesses — we are expanding. Additionally, during 2009, U.S. Bancorp's business model remained intact; our simple business strategies proved themselves, and they continue to be our blueprint for the future.

This stability allowed us to continue our focus on growing our businesses, adding to our franchise, increasing market share, further developing our employee talent and taking advantage of opportunities for acquisitions that will strengthen U.S. Bancorp in the future. While last year may have been a time for many to retrench and focus on the present — we were investing in our company and focusing on the future.



Richard K. Davis
Chairman, President and Chief Executive Officer

### Continuing strength

U.S. Bancorp's fourth quarter and full year 2009 earnings fully reflected the strength and quality of our company. We achieved *record* total net revenue for both the quarter and the year; a record $4.4 billion for the fourth quarter and a record $16.7 billion for the full year 2009. The strong growth in net revenue, the result of our expanding balance sheet and fee-based businesses, as well as recent investments in our branch network and various growth initiatives, was the primary driver behind the increase in fourth quarter earnings compared with the same period of 2008.

Perhaps the most important variables during this economic recession are asset quality and credit costs. In fact, the provision for credit losses for 2009 was $2.5 billion higher than 2008. For the fourth quarter, credit costs, including the cost of building the allowance for credit losses, were higher than the same quarter of 2008, but lower than the previous quarter. This moderation on a linked quarter basis is an indication that slower-paced credit deterioration is forthcoming. While a slower rise in net charge-offs and non-performing assets is a very positive trend, both are still increasing, and accordingly, we continued to increase the allowance for credit losses. When we are confident that there is a sustained and predictable decrease in net charge-offs and non-performing assets, rather than merely a slower pace, we will declare that we have finally "turned the corner." As I have stated previously, I expect U.S. Bancorp entered this recession later and will exit this recession earlier than most of our peers.

Throughout this report, you will find details about our financial results and recent activities. This year, more strongly than ever before, I encourage you to read it thoroughly for a complete view of our operating results. I believe you will find it heartening that U.S. Bancorp remained consistently profitable in 2009, while helping our customers manage through these unprecedented times.

We are aligned to make the most of an economic recovery and we have positioned the bank to emerge as an even stronger competitor. This annual report will also allow you to see the importance that we place on our engaged and loyal employees and their personal contributions in creating a world-class financial institution. Our employees, our most important asset, fulfill the promise of banking through the trust, honesty and transparency they bring to everything they do for our customers.

Our capital position remains strong. With our positive earnings stream, business line momentum and moderating credit costs, we expect to continue to generate significant capital going forward and build upon this already solid base.

## Dividend actions

Increasing the dividend remains one of our most important priorities. While we are confident that our earnings can support a higher dividend, the permanence and sustainability of an economic recovery, as well as the impact of potential regulatory and legislative actions, remain uncertain and will influence the level of capital that



**U.S. Bancorp Managing Committee** (left to right)

Jennie P. Carlson, Executive Vice President, Human Resources
Pamela A. Joseph, Vice Chairman, Payment Services
P.W. (Bill) Parker, Executive Vice President and Chief Credit Officer
Richard J. Hidy, Executive Vice President and Chief Risk Officer
Joseph C. Hoesley, Vice Chairman, Commercial Real Estate
Howell (Mac) McCullough, III, Executive Vice President, Chief Strategy Officer
Richard K. Davis, Chairman, President and Chief Executive Officer
Lee R. Mitau, Executive Vice President and General Counsel
William L. Chenevich, Vice Chairman, Technology and Operations Services
Richard C. Hartnack, Vice Chairman, Consumer Banking
Joseph M. Otting, Vice Chairman, Commercial Banking
Andrew Cecere, Vice Chairman and Chief Financial Officer
Richard B. Payne, Jr., Vice Chairman, Corporate Banking
Diane L. Thormodsgard, Vice Chairman, Wealth Management & Securities Services




Loans and Deposits
(Dollars in Billions)
200
100
0
136.5
124.7
143.6
124.9
153.8
131.4
185.2
159.4
195.4
183.2
05
06
07
08
09
Loans
Deposits

will be required going forward. We will continue to assess and evaluate the effect of these factors on our company, and we will await evidence of a sustainable economic recovery and clear capital guidelines before we take a definitive action on our dividend.

Accordingly, the quarterly dividend rate of $.05 per common share was thoughtfully considered last December and was maintained. We greatly appreciate the impact that this lower dividend rate has on our shareholders, and we are grateful for your support of our prudent approach to capital preservation at this critical time.

## Leadership

New rules governing the operations of financial institutions should be expected in the near future in an effort by regulators and legislators to prevent a repeat of the issues that precipitated the current economic recession. We intend to be involved in the discussions and decision-making that will craft the next generation of banking policy.

We fully support financial regulatory reform and strong consumer protection. We recognize the need for oversight of systemically important institutions, and we welcome a new model of regulation that would also oversee non-bank financial services providers. America deserves a strong financial system that operates in a more transparent and prudent manner — and we seek a key role as a partner in the development of this new system.

Finally, while we fully support steps to bring stability back to the financial services industry, we will continue to protect and differentiate U.S. Bancorp, helping to ensure that any new rules and policies do not impair our ability to best serve our customers and shareholders.

## Looking forward

I am confident that U.S. Bancorp's momentum will only accelerate in a recovering economy. We have the depth, determination and strength to withstand continuing challenges and we are positioned for growth and prosperity in the future. We will continue to manage U.S. Bancorp for the benefit of our shareholders, our customers, our employees — and the economic well-being of our country and its economy.

Your trust is well placed and we are grateful for your support and engagement. We are "dream makers" and look forward to our emerging role as one of America's best banks!

Sincerely,

Richard K. Davis
*Chairman, President and Chief Executive Officer*

February 26, 2010

Quality
Strength
Leadership

# All of US serving you

## It's a commitment – from all 60,920 of US

We recognize the value of every employee and the determining role they play in our continued success.

We tell every employee "your career is here," and we make the investments and create the programs to support, develop and leverage employee excellence, engagement and satisfaction for the benefit of our customers, communities and shareholders.



When Bonnie Gingrich (right), wanted to refinance her mortgage, she called Leticia "Tish" Boland (left), U.S. Bank CRA loan officer in Freeport, Ill. Not only did Tish provide solid banking advice, she gave her customer personal comfort on the day Bonnie's dog had to be put to sleep. Then, when Bonnie needed some trim painted before the refinancing, Tish and her husband rented a ladder and completed the paint job! For her outstanding service, Tish was one of our 2009 Circle of Service Excellence winners.

**Developing leaders, building careers**
The flight to quality isn't just among customers. We've been fortunate that so many talented employees of the highest caliber want to start or continue their careers at U.S. Bancorp. A wide range of development programs and tools are in place to enhance their experience.

Leading US is our new one-stop platform for leader communications and development. This resource offers employees easy access to relevant information that helps them stay current about strategic business initiatives.

Harvard Resources provides an online learning and development environment covering dozens of career development topics. Our 56 local and virtual Development Network chapters across the franchise connect employees with personal and professional opportunities to learn new skills, network with colleagues and engage in community projects. MentorConnect provides individual and group mentoring programs. These are just a few of the many options available to all employees.

**Leaders provide guidance, help develop direction**
Our new Leadership Council members were selected to represent the diverse voice of our leaders across the company. These 14 leaders shape direction, provide thoughtful leadership and advocate and champion strategic


HARVARD
RESOURCES


MENTOR
CONNECT


explore
learn
plan
YOUR CAREER IS HERE.


us bank
Let us help you
START
US


2009 MOST POWERFUL WOMEN IN BANKING

**Top**
Joe Hurley, Vice President Small Business Direct Sales, (left) was pleased with the work of Step Up intern Tangina Edwards (center), and they remained in contact. Later, when Tangina was looking for a permanent job, Joe recommended her to U.S. Bank. The hiring manager with whom Tangina met was Small Business Specialist Logan Rogers (right), who happened to have been Joe's mentee through our MentorConnect program. The relationships created by these mentor programs came full circle, showing how powerful they can be. Tangina is now in our growing In-Store branch division.

**Bottom**
For the fourth year in a row, *U.S. Banker* magazine, a SourceMedia publication, recognized U.S. Bancorp's team of 56 women leaders who ranked first among the Top Banking Teams for 2009 in its September *Most Powerful Women in Banking* issue.

initiatives. Our Diversity Council, launched in January 2010, is a forum for employee input on making U.S. Bank inclusive for everyone, regardless of gender, race, disability or generation.

### Developing future leaders through Step Up

Through the Step Up internship program, U.S. Bancorp helps develop a trained and ready workforce. The Step Up program in Minneapolis recruits, trains and places youth in paid summer jobs. U.S. Bank has been a corporate champion of the program since its inception in 2004 and has hosted more than 125 Step Up interns.

### All of US create the customer experience

Delivering outstanding service is the number one priority at U.S. Bank, whether it is service to our customers, to our colleagues or to our communities. It's our stated goal to own the number one customer service position in our industry, and a recently released report puts U.S. Bank in the top position among the nation's five largest banks in Forrester's 2010 Customer Experience Index study.

U.S. Bank rewards and recognizes those who create a superlative customer experience. Our prestigious Circle of Service Excellence (COSE) program evaluates hundreds of nominations from customers, co-workers and communities each quarter to select the 20 employees who will be COSE winners and who receive public recognition and financial rewards.


All of us serving you™

Quality
Strength
Leadership

# Combining Straightforward Banking and Innovation

## A rock solid foundation allows us to make improvements and test innovations

U.S. Bancorp has adhered to conservative and traditional banking principles and products through the years and throughout the recent financial crisis. We've focused on what's fundamental to our future — and to the future of our customers, shareholders and employees. A large part of what's fundamental is to embrace what we understand, avoid what doesn't feel right for our customers, and keep it as simple as possible in a complex, technological world.

Our four major lines of business serve a wide range of customers while maintaining our low-risk profile. We will continue to grow our bank through the organic growth of our established lines of business — Payments, Consumer Banking, Wholesale Banking and Wealth Management. We manage the bank for solid, long-term growth, and we do not aspire to focus on the more complicated businesses such as investment banking, brokerage or insurance.

### Where fundamental meets the future

At the same time, we are at the forefront of innovation to make banking faster, easier or more convenient for our customers. We are also developing service delivery that is more cost effective and reliable.


usbank
VISA

For some customers, speed and ease of payment transactions are of paramount importance. Through our ongoing relationship with Visa, we have piloted several of the industry's most exciting new payment technologies including payWave, MicroTag and other contactless payment innovations.


the
Dynamic Dozen
U.S. BANK



The Dynamic Dozen is a group of 12 twenty-something U.S. Bank employees who serve as a sounding board for new initiatives to help ensure that these programs will be effective from this key demographic perspective. Members serve for a one-year term and are selected by the Vice Chair in each of our lines of business. Shown here are 11 of the inaugural 2009 class.




us

Syncada, our joint venture with Visa, maximizes Visa's connections to banks all over the world and U.S. Bancorp's experience handling corporate payments through our former PowerTrack product. Syncada was designed to create the gold standard in global B-to-B payments, creating efficiency, driving automation and lowering the cost of doing business for corporations and governments. Syncada is enabling our new network to grow by expanding the offering to new partners around the globe.

SYNCADA from Visa

Mobile Web and Mobile Wallet let our on-the-go customers bank anytime, anywhere — innovations for today's mobile customers. Customers simply type "m.usbank.com" into the browser of their web-enabled mobile device and start banking right away. Our Mobile Wallet downloadable "app" puts U.S. Bank at customers' fingertips to check balances, contact us, transfer funds and see special offers and rewards. Look for mobile bill pay in the future.



We look for innovations that make our products and services simpler and more transparent and that allow our customers to choose products that are right for them. In 2009, for example, we introduced our Platinum, Gold and Silver package accounts for consumers and business customers, bundling the most-used accounts into quick and cost-saving packages with special product benefits.

Our ongoing commitment is for surer ways to keep our systems and our customers' accounts safe from cyber predators and identity thieves. Innovation in fraud detection and mitigation is always at the top of our priority list, as are new techniques and technologies to aid risk management.

Rarely is our innovation a "big bang" that transforms an industry; often it is a new way to make progress from where we had been before. Innovation may be in delivery, packaging or incremental innovation in product improvement or delivery channels. Collaboration and alliances with valued partners also lead to innovation — our July launch of Syncada, a joint venture with Visa, handles payments on behalf of corporations and government agencies.

We want our customers to bank the way they want, when they want and where they want. Many choose our branches, our business relationship managers and our private bankers. Others phone our call centers or bank online. Still others want to take the bank along with them everywhere — and "we have an app for that!"

We are very close to that point where the physical, electronic and virtual blend into the best possible customer experience.

Quality
Strength
Leadership

# Strategic Growth and Expansion

## Organic revenue growth combined with strategic acquisitions build market share and expand businesses



usbank
branch
acquisitions
OPEN
usbank
NOW


Despite the economic downturn, we have steadily strengthened our company. Consistent with our long-term growth strategy, we have made opportune in-market, FDIC-assisted acquisitions since November 2008, increasing the value and growth potential of our bank.

Our strong balance sheet and earnings are critical advantages in our ability to seize opportunities while rivals are distracted by internal issues or integration struggles.

In the largest of our acquisitions, in October 2009, we acquired approximately $18 billion in assets and branch locations in key growth markets of California, Arizona, Nevada and Illinois from the nine banks held by FBOP Corporation, an Illinois company. Earlier in 2009, we purchased 20 former branches of the failed Colonial Bank in Las Vegas and northern Nevada from BB&T Corp., almost doubling our deposit base in the state.

Other recent bank acquisitions through the FDIC were Downey Savings & Loan, in California and Arizona; PFF Bank & Trust in Southern California; and First Bank of Idaho. They all position us solidly for long-term growth.

### Acquisitions not limited to branches

We have also taken advantage of opportunities to gain scale and increase fee income in other key businesses. In 2009, we purchased the bond trustee businesses of First Citizens BancShares and AmeriServ, solidifying our Top 2 position in these businesses, and the mutual fund administration business of Fiduciary Management, Inc. with more than $8 billion in assets under administration. We also acquired KeyCorp's and Associated Bank's credit card issuing programs; Diner's Club merchant processing portfolio in Europe; and Citizens National merchant processing portfolio.

### Businesses making a national name for themselves

From the day we opened our first Corporate Banking office in midtown Manhattan in 2007, we have steadily increased the reputation and visibility of this comprehensive and growing business. We support our reputation, capabilities and competitive advice with national marketing that targets Fortune 1000, Forbes 400 and Greenwich 2300 decision makers.


All across the nation,
one bank is
proud to serve you.
That's us
MAIN ST
WALL ST
US
All of us serving you
usbank



START

Savings Today And Rewards Tomorrow™

usbank

**S.T.A.R.T. savings program goes national.** U.S. Bank's Savings Today And Rewards Tomorrow™ (S.T.A.R.T.) program piloted in Seattle, Cincinnati and Joplin/Springfield, Missouri, is being rolled out across our 24-state franchise. S.T.A.R.T. allows customers to regularly transfer money into a savings account and to earn rewards when they reach certain savings milestones. Savers receive a $50 U.S. Bank Rewards Visa Card when savings balances build to $1,000, and if they maintain that balance for one year, they earn another $50 Rewards Visa Card from U.S. Bank.

In May we opened a new Corporate Banking and Capital Markets office in Charlotte, North Carolina, creating excitement and 30 new jobs. We're also creating 1,100 new jobs in Overland Park, Kansas, at a new operations center, 50 new jobs in Bowling Green, Kentucky at our growing Mortgage Center and 45 technical jobs in Milwaukee to support our growing card business.

Our Commercial Banking and Commercial Real Estate divisions also are positioning themselves for organic expansion across the nation.

### Growth and expansion through partnerships around the world

Last fall, our wholly owned Payments subsidiary, Elavon, and Santander Bank launched a partnership for merchant services in the UK. The alliance combined Elavon's leading global payments capability with one of the strongest banks in the world and positions us, jointly, to become a UK leader in merchant acquiring. In January, we extended the relationship with Santander through the establishment of a joint alliance in Mexico, a reflection of Elavon's global growth strategy.

### Wealth Management restructures to expand and enhance service to all customer segments

With the goals of creating a best-in-class customer experience and becoming a lifetime financial partner, Wealth Management recently launched a new service model for all client segments. In partnership with Consumer Banking, many affluent customers can now be served directly in our branches, receiving the advice and investment vehicles to build wealth. Those with greater investment and servicing needs and higher investable assets are served by The Private Client Group, and at the most sophisticated and highest net worth levels, by our exclusive The Private Client Reserve.

Quality
Strength
Leadership

# Bold Moves

## Making the Most of a Turbulent Year



P.O.NO.:I-52959-01
STYLE NO.:SM7439
COLOR#: #637
SIZE: M
QTY: 6 UNITS
MEAS.22"X19"X12"
CARTON NO.


## Payment Services



26%


2009 Revenue

**Offers payments and processing services for individual and corporate credit, prepaid and electronic checks throughout North America and Europe; issues debit, credit and prepaid cards; provides a wide range of financial institution services.**

- Grew our portfolio significantly, gaining more than $1.7 billion in cardholder balances and adding more than 100,000 new merchants through multiple partner distribution channels across North America and Europe.
- Introduced FlexPerks,SM one of our largest consumer card launches. The U.S. Bank FlexPerks Travel Rewards Visa Signature® credit card was named the "Best Credit Card if You Want Travel Perks" by *Kiplinger's Personal Finance* in its December 2009 "Best List" issue.
- Elavon introduces Fusebox Payment Gateway, its next-generation hosted payment gateway providing secure multi-point connectivity across a merchant's enterprise.
- U.S. Bank, one of the nation's top issuers of Visa prepaid cards, is honored with a prestigious OSCARD award for its ReliaCard® Visa. The OSCARDS recognize international excellence in card innovation.
- Elavon and Santander Bank expand their relationship with new merchant service alliances in the UK and Mexico.
- Elavon expands multi-currency capabilities across its single European processing platform.
- U.S. Bank issues its 33 millionth gift card, maintaining our position as a top Visa gift card issuer in the United States.



usbank
FlexPerks
travel rewards
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ALEX MARTIN
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44%

## Consumer Banking

2009 Revenue

**Provides a full range of financial services via more than 3,000 branch offices, by phone and Internet to millions of consumers, small businesses and affluent clients.**

- Increased U.S. Bank's share of wallet as we launched Platinum, Gold and Silver account packages for consumers and small businesses. The packages make account opening easier and faster for our customers, and response has been very positive; approximately 47 percent of all new account openings are package accounts.
- Accelerated growth in Mortgage Banking, achieving national prominence as U.S. Bank ended 2009 as the sixth-largest mortgage lender in the nation.
- Attained record customer retention levels as we successfully converted branches acquired from Downey Savings, PFF Bank and Trust, First Bank of Idaho, Zion's Bank, and BB&T/Colonial to U.S. Bank branches.
- To meet customer demand and needs, launched new investment and advisory services to affluent customer segments in our branches in partnership with Wealth Management.


10%

## Wealth Management & Securities Services

2009 Revenue

**Serving individual, business, institutional and municipal clients with a full range of services that help build, manage and protect wealth. Also provides quality trust, fund and custody services.**

- Completed strategic acquisitions in Corporate Trust and Fund Services, complementing existing U.S. Bank trust and fund business and strengthening our competitive position in these areas.
- Created The Private Client Reserve for our high net worth clients, part of a comprehensive strategy to better serve customer segments with differing levels of investment and private banking needs. The Private Client Reserve offers enhanced service through dedicated teams of experts. This segmentation strategy creates opportunities with current and prospective clients to become their primary financial advisor.

THE
PRIVATE CLIENT
RESERVE





Left to right:
Hope Levin, U.S. Bank Arizona President
Brad Parker, U.S. Bank Relationship Management Leader
Christian Roe, CFO, Discount Tire
Andrew Haus, Assistant Treasurer, Discount Tire

# Wholesale Banking



20%


2009 Revenue

Headquartered in Scottsdale, Arizona, Discount Tire is the largest independent tire retailer in North America. Our relationship with Discount Tire began in 2005 and has steadily increased through the years. In 2009, a Building Deeper Relationships customer review showed opportunities for U.S. Bank to provide additional services to Discount Tire that would enhance their business. U.S. Bank's financial stability was a factor in deepening the relationship, as was the U.S. Bank Relationship Management Team's ability to get things done in a tough credit environment.

## Commercial Banking

Delivers relationship-based financial services to middle market companies and to specialized industries. Also is very active in Small Business Administration financing.

- **Commercial Banking team and Community Banking conducted Building Deeper Relationships comprehensive relationship reviews with more than 8,700 key customers to further understand customer needs and circumstances.**
- **Partnered with Treasury Management, Integrated Payments and Wealth Management to offer customers synergistic services and seamless delivery.**
- **Expanded relationship manager coverage in additional markets to enhance responsiveness and customer service.**

## Commercial Real Estate

Works with commercial real estate owners, developers and investors to provide credit, deposit, trust and payments services for industrial, commercial, retail and other development.

- **Brought our customers significant added value with the implementation of an automated construction disbursement system that automated monitoring of budgets and provided enhanced tracking of projects.**

## Corporate Banking

Provides a broad set of financial services including secured and unsecured credit, treasury management, payment services, capital markets, and leasing to large U.S. corporations, states and municipalities.

- **Established new High Grade Fixed Income business, an extension of the services we provide to our many large, well-capitalized customers nationwide.**
- **Opened new National Corporate Banking and Capital Markets offices in Charlotte, North Carolina, to serve this dynamic part of the country.**
- **Deepened Relationship Manager nationwide coverage.**



Quality
Strength
Leadership

We hope the preceding pages have given you a better understanding of the values that **drive** our company, the people who manage it, our culture of customer **service**, our key strategies for prudent growth and our recent accomplishments.

The following pages will give you a complete picture of our **results**, the policies and procedures on which our financial results are based and the details underlying our **values**, strategies and accomplishments.

## Forward-Looking Statements

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp.

Forward-looking statements involve inherent risks and uncertainties. Investors are cautioned against placing undue reliance on our forward-looking statements. Such statements are based upon the current beliefs and expectations of management of U.S. Bancorp and the information currently available to management. Such statements speak only as of the date hereof, and the company undertakes no obligation to update them in light of new information or future events.

Important factors could cause actual results to differ materially from those anticipated, including the risks discussed in the Management's Discussion and Analysis section that follows, as well as the risks discussed in detail in the "Risk Factors" section on pages 130–136 of this report. However, factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties.

## Financials





# Management's Discussion and Analysis

## Overview

The financial performance of U.S. Bancorp and its subsidiaries (the "Company") in 2009 demonstrated the strength and quality of its businesses, as the Company achieved record total net revenue, maintained a strong capital position and grew both its balance sheet and fee-based businesses. While not immune to current economic conditions, the Company's well diversified business has provided substantial resiliency to the credit challenges faced by many financial institutions. The significant weakness in the domestic and global economy continued to affect the Company's loan portfolios, however the rate of deterioration moderated throughout 2009. Though business and consumer customers continue to be affected by the domestic recession and increased unemployment in the United States, the Company's comparative financial strength and enhanced product offerings attracted a significant amount of new customer relationships in 2009. Additionally, the Company continued to invest opportunistically in businesses and products that strengthen its presence and ability to serve customers, including Federal Deposit Insurance Corporation ("FDIC") assisted transactions.

Despite the economic environment adversely impacting the banking industry, the Company earned $2.2 billion in 2009. The difficult credit environment and related rise in credit costs resulted in a $2.5 billion (79.5 percent) increase in provision for credit losses over 2008. The increase in provision for credit losses was partially offset by higher net interest income, a result of growth in earning assets, core deposit growth and improving net interest margin, lower net securities losses, and strength in the Company's fee-based businesses, particularly mortgage banking. Additionally the Company continued its focus on effectively managing its cost structure, with an efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2009 of 48.4 percent, one of the lowest in the industry.

The Company maintained strong capital and liquidity during 2009. In May 2009, the Federal Reserve assessed the capital adequacy of the largest domestic banks, and concluded that the Company's capital would be sufficient under the Federal Reserve's projected scenarios. In June, the Company redeemed all of the $6.6 billion of preferred stock previously issued to the U.S. Department of the Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008, or TARP program, and subsequently repurchased the related common stock warrant. The Company raised $2.7 billion through the sale of common stock in May, and at December 31, 2009, the Company's Tier 1 capital ratio was 9.6 percent, its total risk-based capital ratio was 12.9 percent, and its tangible common equity to risk-weighted assets was 6.1 percent. Credit rating organizations rate the Company's debt one of the highest of its large domestic banking peers. This comparative financial strength generated growth in loans and deposits as a result of "flight to quality," as well as favorable funding costs and net interest margin expansion.

In 2009, the Company grew its loan portfolio and increased deposits significantly, both organically and through acquisition, including an FDIC assisted transaction in the fourth quarter. Average loans and deposits increased $20.3 billion (12.2 percent) and $31.6 billion (23.2 percent), respectively, over 2008. Excluding acquisitions, average loans and deposits increased $7.7 billion (4.7 percent) and $19.0 billion (14.2 percent), respectively, over 2008. The Company originated approximately $129 billion of loans and commitments for new and existing customers and had over $55 billion of new mortgage production during 2009. Despite this activity, the Company has experienced a decrease in average commercial loan balances as customers continued to pay down their credit lines and strengthen their own balance sheets.

The Company's increase in provision for credit losses reflected continuing weak economic conditions and the corresponding impact on commercial, commercial real estate and consumer loan portfolios, as well as stress in the residential real estate markets. As a result of these economic factors and an FDIC assisted acquisition, the Company's nonperforming assets as a percent of total loans and other real estate increased to 3.02 percent at December 31, 2009, from 1.42 percent at December 31, 2008. In addition, net charge-offs as a percent of average loans outstanding increased to 2.08 percent in 2009 from 1.10 percent in 2008. These ratios increased throughout 2009, but at a decreasing rate in each linked quarter.

The Company's financial strength, business model, credit culture and focus on efficiency have enabled it to deliver consistently profitable financial performance while operating in a very turbulent environment. Given the current economic environment, the Company will continue to focus on managing credit losses and operating costs, while also utilizing its financial strength to grow market share and profitability. Despite the likelihood of significant changes in regulation of the industry, the Company believes it is well positioned for long-term growth in earnings per common share and an industry-leading return on common equity. The

## Table 1 Selected Financial Data

| Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Condensed Income Statement** | | | | | |
| Net interest income (taxable-equivalent basis) (a) | $ 8,716 | $ 7,866 | $ 6,764 | $ 6,790 | $ 7,088 |
| Noninterest income | 8,403 | 7,789 | 7,281 | 6,938 | 6,257 |
| Securities gains (losses), net | (451) | (978) | 15 | 14 | (106) |
| Total net revenue | 16,668 | 14,677 | 14,060 | 13,742 | 13,239 |
| Noninterest expense | 8,281 | 7,348 | 6,907 | 6,229 | 5,919 |
| Provision for credit losses | 5,557 | 3,096 | 792 | 544 | 666 |
| Income before taxes | 2,830 | 4,233 | 6,361 | 6,969 | 6,654 |
| Taxable-equivalent adjustment | 198 | 134 | 75 | 49 | 33 |
| Applicable income taxes | 395 | 1,087 | 1,883 | 2,112 | 2,082 |
| Net income | 2,237 | 3,012 | 4,403 | 4,808 | 4,539 |
| Net income attributable to noncontrolling interests | (32) | (66) | (79) | (57) | (50) |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 | $ 4,751 | $ 4,489 |
| Net income applicable to U.S. Bancorp common shareholders | $ 1,803 | $ 2,819 | $ 4,258 | $ 4,696 | $ 4,483 |
| **Per Common Share** | | | | | |
| Earnings per share | $ .97 | $ 1.62 | $ 2.45 | $ 2.64 | $ 2.45 |
| Diluted earnings per share | $ .97 | $ 1.61 | $ 2.42 | $ 2.61 | $ 2.42 |
| Dividends declared per share | $ .200 | $ 1.700 | $ 1.625 | $ 1.390 | $ 1.230 |
| Book value per share | $ 12.79 | $ 10.47 | $ 11.60 | $ 11.44 | $ 11.07 |
| Market value per share | $ 22.51 | $ 25.01 | $ 31.74 | $ 36.19 | $ 29.89 |
| Average common shares outstanding | 1,851 | 1,742 | 1,735 | 1,778 | 1,831 |
| Average diluted common shares outstanding | 1,859 | 1,756 | 1,756 | 1,803 | 1,856 |
| **Financial Ratios** | | | | | |
| Return on average assets | .82% | 1.21% | 1.93% | 2.23% | 2.21% |
| Return on average common equity | 8.2 | 13.9 | 21.3 | 23.5 | 22.5 |
| Net interest margin (taxable-equivalent basis) (a) | 3.67 | 3.66 | 3.47 | 3.65 | 3.97 |
| Efficiency ratio (b) | 48.4 | 46.9 | 49.2 | 45.4 | 44.4 |
| **Average Balances** | | | | | |
| Loans | $185,805 | $165,552 | $147,348 | $140,601 | $131,610 |
| Loans held for sale | 5,820 | 3,914 | 4,298 | 3,663 | 3,290 |
| Investment securities | 42,809 | 42,850 | 41,313 | 39,961 | 42,103 |
| Earning assets | 237,287 | 215,046 | 194,683 | 186,231 | 178,425 |
| Assets | 268,360 | 244,400 | 223,621 | 213,512 | 203,198 |
| Noninterest-bearing deposits | 37,856 | 28,739 | 27,364 | 28,755 | 29,229 |
| Deposits | 167,801 | 136,184 | 121,075 | 120,589 | 121,001 |
| Short-term borrowings | 29,149 | 38,237 | 28,925 | 24,422 | 19,382 |
| Long-term debt | 36,520 | 39,250 | 44,560 | 40,357 | 36,141 |
| Total U.S. Bancorp shareholders' equity | 26,307 | 22,570 | 20,997 | 20,710 | 19,953 |
| **Period End Balances** | | | | | |
| Loans | $195,408 | $185,229 | $153,827 | $143,597 | $136,462 |
| Allowance for credit losses | 5,264 | 3,639 | 2,260 | 2,256 | 2,251 |
| Investment securities | 44,768 | 39,521 | 43,116 | 40,117 | 39,768 |
| Assets | 281,176 | 265,912 | 237,615 | 219,232 | 209,465 |
| Deposits | 183,242 | 159,350 | 131,445 | 124,882 | 124,709 |
| Long-term debt | 32,580 | 38,359 | 43,440 | 37,602 | 37,069 |
| Total U.S. Bancorp shareholders' equity | 25,963 | 26,300 | 21,046 | 21,197 | 20,086 |
| Capital ratios | | | | | |
| Tier 1 capital | 9.6% | 10.6% | 8.3% | 8.8% | 8.2% |
| Total risk-based capital | 12.9 | 14.3 | 12.2 | 12.6 | 12.5 |
| Leverage | 8.5 | 9.8 | 7.9 | 8.2 | 7.6 |
| Tier 1 common equity to risk-weighted assets (c) | 6.8 | 5.1 | 5.6 | 6.0 | 6.4 |
| Tangible common equity to tangible assets (c) | 5.3 | 3.3 | 4.8 | 5.2 | 5.6 |
| Tangible common equity to risk-weighted assets (c) | 6.1 | 3.7 | 5.1 | 5.6 | 6.1 |

*(a) Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.*
*(b) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).*
*(c) See Non-Regulatory Capital Ratios on page 61.*

Company intends to achieve these financial objectives by providing high-quality customer service, continuing to carefully manage costs and, where appropriate, strategically investing in businesses that diversify and generate fee-based revenues, enhance the Company's distribution network or expand its product offerings.

***Earnings Summary*** The Company reported net income attributable to U.S. Bancorp of $2.2 billion in 2009, or $.97 per diluted common share, compared with $2.9 billion, or $1.61 per diluted common share, in 2008. Return on average assets and return on average common equity were .82 percent and 8.2 percent, respectively, in 2009, compared with 1.21 percent and 13.9 percent, respectively, in 2008. The results for 2009 reflected higher provision for credit losses, as the Company experienced a $2.1 billion increase in net charge-offs and increased its allowance for credit losses by $1.7 billion due to economic conditions and credit deterioration. Net securities losses of $451 million in 2009 were $527 million (53.9 percent) lower than 2008.

Total net revenue, on a taxable-equivalent basis, for 2009 was $2.0 billion (13.6 percent) higher than 2008, reflecting a 10.8 percent increase in net interest income and a 16.8 percent increase in noninterest income. Net interest income increased in 2009 as a result of growth in average earning assets, core deposit growth and improving net interest margin. Noninterest income increased principally due to strong growth in mortgage banking revenue, a decrease in net securities losses and higher commercial products revenue, ATM processing services and treasury management fees.

Total noninterest expense in 2009 increased $933 million (12.7 percent), compared with 2008, primarily due to the impact of acquisitions, higher FDIC deposit insurance expense, costs related to affordable housing and other tax-advantaged investments, and marketing and business development expense, principally related to credit card initiatives.

***Acquisitions*** On October 30, 2009, the Company acquired the banking operations of First Bank of Oak Park Corporation ("FBOP") in an FDIC assisted transaction. The Company acquired approximately $18.0 billion of assets and assumed approximately $17.4 billion of liabilities, including $15.4 billion of deposits. The Company entered into loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired loans, foreclosed real estate and selected investment securities. Under the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80 percent of the first $3.5 billion of losses on those assets and 95 percent of losses beyond that amount. At the acquisition date, the Company estimated the FBOP assets would incur approximately $2.8 billion of losses, of which $1.9 billion would be reimbursable under the loss sharing agreements as losses are realized in future periods. The Company recorded the acquired assets and liabilities at their estimated fair values at the acquisition date. The estimated fair value for loans reflected expected credit losses at the acquisition date and related reimbursement under the loss sharing agreements. As a result, the Company will only recognize a provision for credit losses and charge-offs on the acquired loans for any further credit deterioration, net of any expected reimbursement under the loss sharing agreements.

On November 21, 2008, the Company acquired the banking operations of Downey Savings & Loan Association, F.A. ("Downey"), and PFF Bank & Trust ("PFF") from the FDIC. The Company acquired approximately $17.4 billion of assets and assumed approximately $15.8 billion of liabilities. The Company entered into loss sharing agreements with the FDIC providing for specified credit loss and asset yield protection for all single family residential mortgages and credit loss protection for a significant portion of commercial and commercial real estate loans and foreclosed real estate. Under the terms of the loss sharing agreements, the Company will incur the first $1.6 billion of losses on those assets. The FDIC will reimburse the Company for 80 percent of the next $3.1 billion of losses and 95 percent of losses beyond that amount. At the acquisition date, the Company estimated the Downey and PFF assets would incur approximately $4.7 billion of losses, of which $2.4 billion would be reimbursable under the loss sharing agreements. At the acquisition date, the Company identified the acquired non-revolving loans experiencing credit deterioration, representing the majority of assets acquired, and recorded those assets at their estimated fair value, reflecting expected credit losses and the related reimbursement under the loss sharing agreements. As a result, the Company only records provision for credit losses and charge-offs on these loans for any further credit deterioration after the date of acquisition. Based on the accounting guidance applicable in 2008, the Company recorded all other loans at the predecessors' carrying amount, net of fair value adjustments for any interest rate related discount or premium, and an allowance for credit losses.

At December 31, 2009, $22.5 billion of the Company's assets were covered by loss sharing agreements with the FDIC ("covered assets"), compared with $11.5 billion at

## Table 2 Analysis of Net Interest Income

| (Dollars in Millions) | 2009 | 2008 | 2007 | 2009 v 2008 | 2008 v 2007 |
|---|---|---|---|---|---|
| **Components of Net Interest Income** | | | | | |
| Income on earning assets (taxable-equivalent basis) (a) | $ 11,748 | $ 12,630 | $ 13,309 | $ (882) | $ (679) |
| Expense on interest-bearing liabilities (taxable-equivalent basis) | 3,032 | 4,764 | 6,545 | (1,732) | (1,781) |
| Net interest income (taxable-equivalent basis) | $ 8,716 | $ 7,866 | $ 6,764 | $ 850 | $ 1,102 |
| Net interest income, as reported | $ 8,518 | $ 7,732 | $ 6,689 | $ 786 | $ 1,043 |
| **Average Yields and Rates Paid** | | | | | |
| Earning assets yield (taxable-equivalent basis) | 4.95% | 5.87% | 6.84% | (.92)% | (.97)% |
| Rate paid on interest-bearing liabilities (taxable-equivalent basis) | 1.55 | 2.58 | 3.91 | (1.03) | (1.33) |
| Gross interest margin (taxable-equivalent basis) | 3.40% | 3.29% | 2.93% | .11% | .36% |
| Net interest margin (taxable-equivalent basis) | 3.67% | 3.66% | 3.47% | .01% | .19% |
| **Average Balances** | | | | | |
| Investment securities | $ 42,809 | $ 42,850 | $ 41,313 | $ (41) | $ 1,537 |
| Loans | 185,805 | 165,552 | 147,348 | 20,253 | 18,204 |
| Earning assets | 237,287 | 215,046 | 194,683 | 22,241 | 20,363 |
| Interest-bearing liabilities | 195,614 | 184,932 | 167,196 | 10,682 | 17,736 |
| Net free funds (b) | 41,673 | 30,114 | 27,487 | 11,559 | 2,627 |

*(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.*
*(b) Represents noninterest-bearing deposits, other noninterest-bearing liabilities and equity, allowance for loan losses and unrealized gain (loss) on available-for-sale securities less non-earning assets.*

December 31, 2008. The Company's financial disclosures segregate covered assets from those acquired assets not subject to the loss sharing agreements.

## Statement of Income Analysis

***Net Interest Income*** Net interest income, on a taxable-equivalent basis, was $8.7 billion in 2009, compared with $7.9 billion in 2008 and $6.8 billion in 2007. The $.8 billion (10.8 percent) increase in net interest income in 2009, compared with 2008, was attributable to growth in average earning assets and lower cost core deposit funding. Average earning assets were $237.3 billion for 2009, compared with $215.1 billion and $194.7 billion for 2008 and 2007, respectively. The $22.2 billion (10.3 percent) increase in average earning assets in 2009 over 2008 was principally a result of growth in total average loans, including originated and acquired loans, and loans held-for-sale. The net interest margin in 2009 was 3.67 percent, compared with 3.66 percent in 2008 and 3.47 percent in 2007. The net interest margin in 2008 benefited late in the year from significant turbulence in market rates as a result of financial market disruption. The net interest margin decreased in early 2009 as market rates returned to more historically normal levels. However, as a result of the Company's ability to attract low cost deposits, net interest margin increased throughout the remainder of the year, resulting in a net interest margin in the fourth quarter of 2009 of 3.83 percent. Given the current interest rate environment, the Company expects the net interest margin will remain relatively stable with a positive bias. Refer to the "Interest Rate Risk Management" section for further information on the sensitivity of the Company's net interest income to changes in interest rates.

Average total loans were $185.8 billion in 2009, compared with $165.6 billion in 2008. Average loans increased $20.3 billion (12.2 percent) in 2009, driven by new loan originations, acquisitions and portfolio purchases. Average retail loans increased $6.5 billion (11.6 percent) year-over-year, driven by increases in credit card, home equity and student loans. Average credit card balances were $3.0 billion (25.0 percent) higher, reflecting both growth in existing portfolios and portfolio purchases of approximately $1.6 billion during 2009. Average home equity and student loans, included in retail loans, increased 10.2 percent and 57.4 percent, respectively. Average commercial real estate balances increased $2.6 billion (8.5 percent), and reflected new business and higher utilization of existing credit facilities, driven by market conditions. Residential mortgages increased $1.2 billion (5.3 percent), reflecting an increase in activity as a result of market interest rate declines, including an increase in government agency-guaranteed mortgages. Average commercial loans decreased $1.5 billion

## Table 3 Net Interest Income — Changes Due to Rate and Volume (a)

| (Dollars in Millions) | 2009 v 2008 Volume | 2009 v 2008 Yield/Rate | 2009 v 2008 Total | 2008 v 2007 Volume | 2008 v 2007 Yield/Rate | 2008 v 2007 Total |
|---|---|---|---|---|---|---|
| Increase (decrease) in | | | | | | |
| **Interest Income** | | | | | | |
| Investment securities | $ (2) | $ (388) | $ (390) | $ 83 | $ (162) | $ (79) |
| Loans held for sale | 111 | (61) | 50 | (25) | (25) | (50) |
| Loans | | | | | | |
| Commercial loans | (74) | (554) | (628) | 427 | (868) | (441) |
| Commercial real estate | 150 | (468) | (318) | 183 | (491) | (308) |
| Residential mortgage | 75 | (114) | (39) | 72 | (7) | 65 |
| Retail loans | 480 | (489) | (9) | 560 | (506) | 54 |
| Total loans, excluding covered assets | 631 | (1,625) | (994) | 1,242 | (1,872) | (630) |
| Covered assets | 534 | (17) | 517 | 61 | – | 61 |
| Total loans | 1,165 | (1,642) | (477) | 1,303 | (1,872) | (569) |
| Other earning assets | 7 | (72) | (65) | 80 | (61) | 19 |
| Total earning assets | 1,281 | (2,163) | (882) | 1,441 | (2,120) | (679) |
| **Interest Expense** | | | | | | |
| Interest-bearing deposits | | | | | | |
| Interest checking | 46 | (219) | (173) | 67 | (167) | (100) |
| Money market accounts | 69 | (254) | (185) | 25 | (346) | (321) |
| Savings accounts | 24 | 27 | 51 | 2 | (1) | 1 |
| Time certificates of deposit less than $100,000 | 149 | (160) | (11) | (47) | (125) | (172) |
| Time deposits greater than $100,000 | (5) | (356) | (361) | 400 | (681) | (281) |
| Total interest-bearing deposits | 283 | (962) | (679) | 447 | (1,320) | (873) |
| Short-term borrowings | (272) | (321) | (593) | 493 | (880) | (387) |
| Long-term debt | (121) | (339) | (460) | (269) | (252) | (521) |
| Total interest-bearing liabilities | (110) | (1,622) | (1,732) | 671 | (2,452) | (1,781) |
| Increase (decrease) in net interest income | $1,391 | $ (541) | $ 850 | $ 770 | $ 332 | $ 1,102 |

*(a) This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.*

(2.7 percent) year-over-year principally due to lower utilization of existing commitments and a reduction in the demand for new loans. Average covered assets increased $11.4 billion, due to the timing of the Downey, PFF and FBOP acquisitions.

Average investment securities in 2009 were essentially unchanged from 2008, as security purchases offset maturities and sales. In 2009, the composition of the Company's investment portfolio shifted to a larger proportion in U.S. Treasury, agency and agency mortgage-backed securities, compared with a year ago.

Average noninterest-bearing deposits in 2009 were $9.1 billion (31.7 percent) higher than 2008. The increase reflected higher business demand deposit balances, partially offset by lower trust demand deposits.

Average total savings products increased $18.4 billion (29.0 percent) in 2009, compared with 2008, principally as a result of a $7.2 billion increase in savings accounts due to strong participation in a new savings product introduced across the franchise by Consumer Banking late in the third quarter of 2008, a $5.7 billion (18.4 percent) increase in interest checking balances from higher government and consumer banking customer balances and acquisitions, and a $5.5 billion (20.9 percent) increase in money market savings balances from higher broker-dealer, corporate trust and institutional trust customer balances and acquisitions.

Average time certificates of deposit less than $100,000 increased $4.3 billion (31.6 percent) primarily due to acquisitions. Average time deposits greater than $100,000 decreased $.2 billion (.7 percent) in 2009, compared with 2008. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing.

The $1.1 billion (16.3 percent) increase in net interest income in 2008, compared with 2007, was attributable to strong growth in average earning assets, as well as an improved net interest margin. The $20.3 billion (10.5 percent) increase in average earning assets in 2008 over 2007 was principally a result of growth in total average loans, including originated and acquired loans, and average investment securities. The increase in the net interest margin reflected growth in higher-spread loans, asset/liability re-pricing in a declining interest rate environment and wholesale funding mix during a period of significant volatility in short-term funding markets.

Average loans in 2008 were higher by $18.2 billion (12.4 percent), compared with 2007, driven by growth in most loan categories. Average investment securities were $1.5 billion (3.7 percent) higher in 2008, compared with 2007, principally reflecting the full year impact of holding structured investment securities the Company purchased in the fourth quarter of 2007 from certain money market funds managed by an affiliate and higher government agency securities, partially offset by maturities and sales of mortgage-backed securities, and realized and unrealized losses on certain investment securities recorded in 2008.

Average noninterest-bearing deposits in 2008 were $1.4 billion (5.0 percent) higher than 2007. The increase reflected higher business and other demand deposit balances, impacted by customer flight to quality and acquisitions. Average total savings products increased $6.6 billion (11.6 percent) in 2008, compared with 2007, principally as a result of a $5.0 billion (19.2 percent) increase in interest checking balances from broker-dealer, institutional trust, government and consumer banking customers, and a $1.0 billion (3.8 percent) increase in money market savings balances driven primarily by higher broker-dealer and consumer banking balances. Average time certificates of deposit less than $100,000 were lower in 2008 by $1.1 billion (7.3 percent), compared with 2007, due to the Company's funding and pricing decisions and competition for these deposits. Average time deposits greater than $100,000 increased by $8.2 billion (36.7 percent) in 2008, compared with 2007, as a result of the Company's wholesale funding decisions and the ability to attract larger customer deposits as a result of the Company's relative strength.

***Provision for Credit Losses*** The provision for credit losses reflects changes in the credit quality of the entire portfolio of loans, inclusive of credit loss protection from loss sharing agreements with the FDIC, and is maintained at a level considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the "Analysis and Determination of Allowance for Credit Losses" section.

In 2009, the provision for credit losses was $5.6 billion, compared with $3.1 billion and $792 million in 2008 and 2007, respectively. The increases in the provision for credit losses of $2.5 billion from a year ago and allowance for credit losses from December 31, 2008 reflected deterioration in economic conditions during most of the year and the corresponding impact on the commercial, commercial real estate and consumer loan portfolios. It also reflected continuing stress in the residential real estate markets. Nonperforming assets increased $1.9 billion (excluding covered assets) over December 31, 2008. The increase was driven primarily by stress in residential home construction and related industries, deterioration in the residential mortgage portfolio, as well as an increase in foreclosed properties and the impact of the economic slowdown on commercial and consumer customers. Net charge-offs increased $2.1 billion from 2008, primarily due to economic factors affecting the residential housing markets, including homebuilding and related industries, commercial real estate properties and credit costs associated with credit card and other consumer and commercial loans as the economy weakened and unemployment increased.

Accruing loans ninety days or more past due increased $558 million (excluding covered assets), primarily due to stress in residential mortgages, commercial loans, construction loans, credit cards and home equity loans. Restructured loans that continue to accrue interest increased $769 million, primarily reflecting the impact of loan modifications for certain residential mortgage and consumer credit card customers in light of current economic conditions.

The $2.3 billion increase in the provision for credit losses in 2008, compared with 2007, and the increase in the allowance for credit losses from December 31, 2007 to December 31, 2008 reflected stress in the residential real estate markets, including homebuilding and related supplier industries, driven by declining home prices in most geographic regions. The increases also reflected deteriorating economic conditions and the corresponding impact on the commercial and consumer loan portfolios. Nonperforming loans increased $1.2 billion (excluding covered assets) over December 31, 2007. The increase was driven primarily by weakening real estate values and the impact of the economic slowdown on other commercial customers, and included increases in commercial real estate loans, commercial loans and residential mortgages. Net charge-offs increased $1.0 billion in 2008, compared with 2007, primarily due to the factors affecting the residential housing markets, including the impact on homebuilding and related industries,

## Table 4 Noninterest Income

| (Dollars in Millions) | 2009 | 2008 | 2007 | 2009 v 2008 | 2008 v 2007 |
|---|---|---|---|---|---|
| Credit and debit card revenue | $1,055 | $1,039 | $ 958 | 1.5% | 8.5% |
| Corporate payment products revenue | 669 | 671 | 638 | (.3) | 5.2 |
| Merchant processing services | 1,148 | 1,151 | 1,108 | (.3) | 3.9 |
| ATM processing services | 410 | 366 | 327 | 12.0 | 11.9 |
| Trust and investment management fees | 1,168 | 1,314 | 1,339 | (11.1) | (1.9) |
| Deposit service charges | 970 | 1,081 | 1,077 | (10.3) | .4 |
| Treasury management fees | 552 | 517 | 472 | 6.8 | 9.5 |
| Commercial products revenue | 615 | 492 | 433 | 25.0 | 13.6 |
| Mortgage banking revenue | 1,035 | 270 | 259 | * | 4.2 |
| Investment products fees and commissions | 109 | 147 | 146 | (25.9) | .7 |
| Securities gains (losses), net | (451) | (978) | 15 | 53.9 | * |
| Other | 672 | 741 | 524 | (9.3) | 41.4 |
| Total noninterest income | $7,952 | $6,811 | $7,296 | 16.8% | (6.6)% |

* *Not meaningful*

and credit costs associated with credit card and other consumer loan growth during the period.

Refer to "Corporate Risk Profile" for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

***Noninterest Income*** Noninterest income in 2009 was $8.0 billion, compared with $6.8 billion in 2008 and $7.3 billion in 2007. The $1.2 billion (16.8 percent) increase in 2009 over 2008, was principally due to a $765 million increase in mortgage banking revenue, the result of strong mortgage loan production in the current low interest rate environment and an increase in the valuation of mortgage servicing rights ("MSRs") net of related economic hedging instruments. Other increases in noninterest income included higher ATM processing services of 12.0 percent related to growth in transaction volumes and business expansion, higher treasury management fees of 6.8 percent resulting from increased new business activity and pricing, and 25.0 percent higher commercial products revenue due to higher letters of credit, capital markets and other commercial loan fees. Net securities losses in 2009 were 53.9 percent lower than the prior year. Other income decreased 9.3 percent, due to $551 million in gains in 2008 related to the Company's ownership position in Visa Inc., partially offset by a reduction in residual lease valuation losses in the current year, a $92 million gain from a corporate real estate transaction in 2009, and other payments-related gains in 2009. Deposit service charges decreased 10.3 percent primarily due to a decrease in the number of transaction-related fees, which more than offset account growth. Trust and investment management fees declined 11.1 percent, reflecting lower assets under management account volume and the impact of low interest rates on money market investment fees. Investment product fees and commissions declined 25.9 percent due to lower sales levels from a year ago.

The $485 million (6.6 percent) decrease in 2008 in noninterest income from 2007, was driven by higher impairment charges on investment securities and higher retail lease residual losses, partially offset by the 2008 gains related to the Company's ownership position in Visa Inc. and growth in fee income. In addition, noninterest income for 2008 was reduced by the adoption of accounting guidance related to fair value measurements in the financial statements. Upon adoption of this guidance, trading revenue decreased $62 million, as a result of the consideration of nonperformance risk for certain customer-related financial instruments. The growth in credit and debit card revenue in 2008 over 2007 was primarily driven by an increase in customer accounts and higher customer transaction volumes. The corporate payment products revenue growth reflected growth in sales volumes and business expansion. ATM processing services revenue increased due primarily to growth in transaction volumes, including the impact of additional ATMs during 2008. Merchant processing services revenue was higher in 2008 than 2007, reflecting higher transaction volume and business expansion. Treasury management fees increased due primarily to the favorable impact of declining rates on customer compensating balances. Commercial products revenue increased due to higher foreign exchange revenue, syndication fees, letters of credit fees, fees on customer derivatives, and other commercial loan fees. Mortgage banking revenue increased

## Table 5 Noninterest Expense

| (Dollars in Millions) | 2009 | 2008 | 2007 | 2009 v 2008 | 2008 v 2007 |
|---|---|---|---|---|---|
| Compensation | $3,135 | $3,039 | $2,640 | 3.2% | 15.1% |
| Employee benefits | 574 | 515 | 494 | 11.5 | 4.3 |
| Net occupancy and equipment | 836 | 781 | 738 | 7.0 | 5.8 |
| Professional services | 255 | 240 | 233 | 6.3 | 3.0 |
| Marketing and business development | 378 | 310 | 260 | 21.9 | 19.2 |
| Technology and communications | 673 | 598 | 561 | 12.5 | 6.6 |
| Postage, printing and supplies | 288 | 294 | 283 | (2.0) | 3.9 |
| Other intangibles | 387 | 355 | 376 | 9.0 | (5.6) |
| Other (a) | 1,755 | 1,216 | 1,322 | 44.3 | (8.0) |
| Total noninterest expense | $8,281 | $7,348 | $6,907 | 12.7% | 6.4% |
| Efficiency ratio (b) | 48.4% | 46.9% | 49.2% | | |

*(a) Included in other expense in 2007 was a $330 million charge related to the Company's contingent obligation to Visa Inc. for indemnification of certain litigation matters.*
*(b) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).*

in 2008 over 2007 due to an increase in mortgage servicing income and production revenue, partially offset by a decrease in the valuation of MSRs net of related economic hedging instruments. Other income was higher due to the 2008 gains related to the Company's ownership position in Visa Inc., partially offset by higher retail lease valuation losses, lower equity investment revenue, market valuation losses and the $62 million unfavorable impact to trading income from the adoption of new accounting guidance.

***Noninterest Expense*** Noninterest expense in 2009 was $8.3 billion, compared with $7.3 billion in 2008 and $6.9 billion in 2007. The Company's efficiency ratio was 48.4 percent in 2009, compared with 46.9 percent in 2008. The $933 million (12.7 percent) increase in noninterest expense in 2009, compared with 2008, was principally due to the impact of acquisitions, higher ongoing FDIC deposit insurance expense, and a $123 million special assessment, costs related to affordable housing and other tax-advantaged investments, and marketing and business development expense. Compensation expense increased 3.2 percent primarily due to acquisitions, partially offset by reductions from cost containment efforts. Employee benefits expense increased 11.5 percent primarily due to increased pension costs associated with previous declines in the value of pension assets. Net occupancy and equipment expense, and professional services expense increased 7.0 percent and 6.3 percent, respectively, primarily due to acquisitions, as well as branch-based and other business expansion initiatives. Marketing and business development expense increased 21.9 percent principally due to costs related to the introduction of new credit card products and advertising the Company's national branding strategy, while technology and business communications expense increased 12.5 percent primarily related to business expansion initiatives. Other intangibles expense increased 9.0 percent due to acquisitions. Other expense increased 44.3 percent due to higher FDIC deposit insurance expense, including a $123 million special assessment in the second quarter of 2009. Other expense also reflected increased costs related to investments in affordable housing and other tax-advantaged projects, higher merchant processing expenses, growth in mortgage servicing expenses and costs associated with other real estate owned.

The $441 million (6.4 percent) increase in noninterest expense in 2008, compared with 2007, was principally due to investments in business initiatives, including acquisitions, higher credit collection costs, and incremental expenses associated with investments in tax-advantaged projects, partially offset by $330 million of charges recognized in 2007 for the Company's proportionate share of a contingent obligation to indemnify Visa Inc. for certain litigation matters ("2007 Visa Charge"). Compensation expense was higher in 2008 than 2007 due to growth in ongoing bank operations, acquired businesses and other bank initiatives to increase the Company's banking presence and enhance customer relationship management. Employee benefits expense increased as higher payroll taxes and medical costs were partially offset by lower pension costs. Net occupancy and equipment expense increased primarily due to acquisitions and branch-based and other business expansion initiatives. Marketing and business development expense increased due to costs incurred in 2008 for a national advertising campaign, as well as a $25 million charitable contribution made to the Company's foundation in 2008. Technology and communications expense increased due to higher processing volumes and business expansion. Other intangibles expense decreased reflecting the timing and relative size of acquisitions. Other expense decreased, primarily due to the 2007 Visa Charge, partially offset by increases in 2008 in credit-related costs for other real estate owned and loan collection activities and investments in tax-advantaged projects.

***Pension Plans*** Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods, and actuarial assumptions.

The Company's pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions, and differences in actual plan experience compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a twelve-year period.

The Company expects pension expense to increase $25 million in 2010, driven by a $27 million increase related to asset return differences, an $8 million increase related to other actuarial gains and losses, and a $10 million decrease related to the January 1, 2010 establishment of a cash balance pension plan for certain current and all future eligible employees. If performance of plan assets equals the actuarially-assumed long-term rate of return ("LTROR"), the cumulative difference of $613 million at December 31, 2009 will incrementally increase pension expense $35 million in 2011, $38 million in 2012 and $49 million in 2013, and decrease pension expense $12 million in 2014. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company's ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company's pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the LTROR and discount rate:

| **LTROR** (Dollars in Millions) | Down 100 Basis Points | Up 100 Basis Points |
|---|---|---|
| Incremental benefit (expense) | $ (25) | $ 25 |
| Percent of 2009 net income | (.70)% | .70% |
| **Discount Rate** (Dollars in Millions) | Down 100 Basis Points | Up 100 Basis Points |
| Incremental benefit (expense) | $ (62) | $ 56 |
| Percent of 2009 net income | (1.74)% | 1.57% |

***Income Tax Expense*** The provision for income taxes was $395 million (an effective rate of 15.0 percent) in 2009, compared with $1.1 billion (an effective rate of 26.5 percent) in 2008 and $1.9 billion (an effective rate of 30.0 percent) in 2007. The decrease in the effective tax rate from 2008 reflected the impact of the relative level of tax-exempt income and investments in affordable housing and other tax-advantaged projects, combined with lower pre-tax earnings year-over-year.

For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

## Balance Sheet Analysis

Average earning assets were $237.3 billion in 2009, compared with $215.0 billion in 2008. The increase in average earning assets of $22.2 billion (10.3 percent) was due to growth in total average loans of $20.3 billion (12.2 percent) and loans held-for-sale of $1.9 billion (48.7 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 126 and 127.

***Loans*** The Company's loan portfolio was $195.4 billion at December 31, 2009, an increase of $10.2 billion (5.5 percent) from December 31, 2008. The increase was driven by growth in retail loans of $3.6 billion (5.9 percent), residential mortgages of $2.5 billion (10.5 percent), commercial real estate loans of $.9 billion (2.6 percent) and covered assets of $11.1 billion, partially offset by a decrease in commercial loans of $7.8 billion (13.8 percent). Table 6 provides a summary of the loan distribution by product type, while Table 10 provides a summary of selected loan maturity distribution by loan category. Average total loans increased $20.3 billion (12.2 percent) in 2009, compared with 2008. The increase was due to growth in most major loan categories in 2009.

***Commercial*** Commercial loans, including lease financing, decreased $7.8 billion (13.8 percent) as of December 31,

## Table 6 Loan Portfolio Distribution

| At December 31 (Dollars in Millions) | 2009 Amount | 2009 Percent of Total | 2008 Amount | 2008 Percent of Total | 2007 Amount | 2007 Percent of Total | 2006 Amount | 2006 Percent of Total | 2005 Amount | 2005 Percent of Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Commercial** | | | | | | | | | | |
| Commercial | $ 42,255 | 21.6% | $ 49,759 | 26.9% | $ 44,832 | 29.1% | $ 40,640 | 28.3% | $ 37,844 | 27.7% |
| Lease financing | 6,537 | 3.4 | 6,859 | 3.7 | 6,242 | 4.1 | 5,550 | 3.9 | 5,098 | 3.7 |
| Total commercial | 48,792 | 25.0 | 56,618 | 30.6 | 51,074 | 33.2 | 46,190 | 32.2 | 42,942 | 31.4 |
| **Commercial Real Estate** | | | | | | | | | | |
| Commercial mortgages | 25,306 | 13.0 | 23,434 | 12.6 | 20,146 | 13.1 | 19,711 | 13.7 | 20,272 | 14.9 |
| Construction and development | 8,787 | 4.5 | 9,779 | 5.3 | 9,061 | 5.9 | 8,934 | 6.2 | 8,191 | 6.0 |
| Total commercial real estate | 34,093 | 17.5 | 33,213 | 17.9 | 29,207 | 19.0 | 28,645 | 19.9 | 28,463 | 20.9 |
| **Residential Mortgages** | | | | | | | | | | |
| Residential mortgages | 20,581 | 10.5 | 18,232 | 9.8 | 17,099 | 11.1 | 15,316 | 10.7 | 14,538 | 10.7 |
| Home equity loans, first liens | 5,475 | 2.8 | 5,348 | 2.9 | 5,683 | 3.7 | 5,969 | 4.1 | 6,192 | 4.5 |
| Total residential mortgages | 26,056 | 13.3 | 23,580 | 12.7 | 22,782 | 14.8 | 21,285 | 14.8 | 20,730 | 15.2 |
| **Retail** | | | | | | | | | | |
| Credit card | 16,814 | 8.6 | 13,520 | 7.3 | 10,956 | 7.1 | 8,670 | 6.0 | 7,137 | 5.2 |
| Retail leasing | 4,568 | 2.3 | 5,126 | 2.8 | 5,969 | 3.9 | 6,960 | 4.9 | 7,338 | 5.4 |
| Home equity and second mortgages | 19,439 | 9.9 | 19,177 | 10.3 | 16,441 | 10.7 | 15,523 | 10.8 | 14,979 | 11.0 |
| Other retail | | | | | | | | | | |
| Revolving credit | 3,506 | 1.8 | 3,205 | 1.7 | 2,731 | 1.8 | 2,563 | 1.8 | 2,504 | 1.8 |
| Installment | 5,455 | 2.8 | 5,525 | 3.0 | 5,246 | 3.4 | 4,478 | 3.1 | 3,582 | 2.6 |
| Automobile | 9,544 | 4.9 | 9,212 | 5.0 | 8,970 | 5.8 | 8,693 | 6.1 | 8,112 | 6.0 |
| Student | 4,629 | 2.4 | 4,603 | 2.5 | 451 | .3 | 590 | .4 | 675 | .5 |
| Total other retail | 23,134 | 11.9 | 22,545 | 12.2 | 17,398 | 11.3 | 16,324 | 11.4 | 14,873 | 10.9 |
| Total retail | 63,955 | 32.7 | 60,368 | 32.6 | 50,764 | 33.0 | 47,477 | 33.1 | 44,327 | 32.5 |
| Total loans, excluding covered assets | 172,896 | 88.5 | 173,779 | 93.8 | 153,827 | 100.0 | 143,597 | 100.0 | 136,462 | 100.0 |
| Covered assets | 22,512 | 11.5 | 11,450 | 6.2 | – | – | – | – | – | – |
| Total loans | $195,408 | 100.0% | $185,229 | 100.0% | $153,827 | 100.0% | $143,597 | 100.0% | $136,462 | 100.0% |

2009, compared with December 31, 2008. The decrease in commercial loans was primarily driven by lower capital spending and economic conditions impacting loan demand by business customers, along with the access to bond markets by those customers to refinance their bank debt. Average commercial loans decreased $1.5 billion (2.7 percent) in 2009, compared with 2008, primarily due to lower utilization of existing commitments and a reduction in demand for new loans. Table 7 provides a summary of commercial loans by industry and geographical locations.

***Commercial Real Estate*** The Company's portfolio of commercial real estate loans, which includes commercial mortgages and construction loans, increased $.9 billion (2.6 percent) at December 31, 2009, compared with December 31, 2008. Average commercial real estate loans increased $2.6 billion (8.5 percent) in 2009, compared with 2008. The growth in commercial real estate loans reflected new business growth and the extension of existing credit facilities, as current market conditions have limited borrower access to real estate capital markets. Table 8 provides a summary of commercial real estate by property type and geographic location. The collateral for $4.7 billion of commercial real estate loans included in covered assets at December 31, 2009 was in California, compared with $.8 billion at December 31, 2008.

The Company classifies loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. In 2009, approximately $947 million of construction loans were reclassified to the commercial mortgage loan category for permanent financing after completion of the construction phase. At December 31, 2009, $214 million of tax-exempt industrial development loans were secured by real estate. The Company's commercial real estate mortgages and construction loans had unfunded commitments of $6.1 billion and $8.0 billion at

## Table 7 Commercial Loans by Industry Group and Geography, Excluding Covered Assets

| (Dollars in Millions) | December 31, 2009 Loans | December 31, 2009 Percent | December 31, 2008 Loans | December 31, 2008 Percent |
|---|---|---|---|---|
| **Industry Group** | | | | |
| Consumer products and services | $ 8,197 | 16.8% | $10,706 | 18.9% |
| Financial services | 5,123 | 10.5 | 6,669 | 11.8 |
| Capital goods | 3,806 | 7.8 | 4,945 | 8.7 |
| Commercial services and supplies | 3,757 | 7.7 | 4,420 | 7.8 |
| Agriculture | 3,415 | 7.0 | 2,447 | 4.3 |
| Property management and development | 2,586 | 5.3 | 3,896 | 6.9 |
| Healthcare | 2,000 | 4.1 | 3,614 | 6.4 |
| Paper and forestry products, mining and basic materials | 1,952 | 4.0 | 2,308 | 4.1 |
| Private investors | 1,757 | 3.6 | 1,194 | 2.1 |
| Transportation | 1,708 | 3.5 | 1,910 | 3.4 |
| Consumer staples | 1,659 | 3.4 | 2,568 | 4.5 |
| Energy | 1,122 | 2.3 | 2,320 | 4.1 |
| Information technology | 878 | 1.8 | 1,230 | 2.2 |
| Other | 10,832 | 22.2 | 8,391 | 14.8 |
| Total | $48,792 | 100.0% | $56,618 | 100.0% |
| **Geography** | | | | |
| California | $ 6,685 | 13.7% | $ 6,638 | 11.7% |
| Colorado | 1,903 | 3.9 | 2,825 | 5.0 |
| Illinois | 3,611 | 7.4 | 3,710 | 6.6 |
| Minnesota | 3,757 | 7.7 | 6,195 | 10.9 |
| Missouri | 1,708 | 3.5 | 1,955 | 3.5 |
| Ohio | 2,196 | 4.5 | 2,915 | 5.2 |
| Oregon | 1,610 | 3.3 | 2,171 | 3.8 |
| Washington | 2,196 | 4.5 | 2,677 | 4.7 |
| Wisconsin | 2,098 | 4.3 | 2,621 | 4.6 |
| Iowa, Kansas, Nebraska, North Dakota, South Dakota | 3,123 | 6.4 | 3,755 | 6.6 |
| Arkansas, Indiana, Kentucky, Tennessee | 1,805 | 3.7 | 2,075 | 3.7 |
| Idaho, Montana, Wyoming | 1,073 | 2.2 | 1,124 | 2.0 |
| Arizona, Nevada, Utah | 2,000 | 4.1 | 1,993 | 3.5 |
| Total banking region | 33,765 | 69.2 | 40,654 | 71.8 |
| Outside the Company's banking region | 15,027 | 30.8 | 15,964 | 28.2 |
| Total | $48,792 | 100.0% | $56,618 | 100.0% |

December 31, 2009 and 2008, respectively. The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate and are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $1.8 billion at December 31, 2009.

***Residential Mortgages*** Residential mortgages held in the loan portfolio at December 31, 2009, increased $2.5 billion (10.5 percent) from December 31, 2008. Average residential mortgages increased $1.2 billion (5.3 percent) in 2009, compared with 2008. The growth principally reflected an increase in production as a result of market interest rate declines, including an increase in government agency-guaranteed mortgages. Most loans retained in the portfolio are to customers with prime or near-prime credit characteristics at the date of origination.

***Retail*** Total retail loans outstanding, which include credit card, retail leasing, home equity and second mortgages and other retail loans, increased $3.6 billion (5.9 percent) at December 31, 2009, compared with December 31, 2008. The increase was primarily driven by growth in credit card balances and home equity and second mortgages, partially offset by lower retail leasing balances. Average retail loans increased $6.5 billion (11.6 percent) in 2009, compared with 2008, as a result of current year growth and a student loan portfolio purchase in 2008.

## Table 8 Commercial Real Estate by Property Type and Geography, Excluding Covered Assets

| (Dollars in Millions) | December 31, 2009 Loans | December 31, 2009 Percent | December 31, 2008 Loans | December 31, 2008 Percent |
|---|---|---|---|---|
| **Property Type** | | | | |
| Business owner occupied | $10,944 | 32.1% | $11,259 | 33.9% |
| Commercial property | | | | |
| Industrial | 1,500 | 4.4 | 1,362 | 4.1 |
| Office | 3,580 | 10.5 | 3,056 | 9.2 |
| Retail | 4,500 | 13.2 | 4,052 | 12.2 |
| Other commercial | 3,614 | 10.6 | 3,537 | 10.7 |
| Homebuilders | | | | |
| Condominiums | 614 | 1.8 | 764 | 2.3 |
| Other residential | 1,704 | 5.0 | 2,491 | 7.5 |
| Multi-family | 5,625 | 16.5 | 4,882 | 14.7 |
| Hotel/motel | 1,807 | 5.3 | 1,561 | 4.7 |
| Health care facilities | 205 | .6 | 249 | .8 |
| Total | $34,093 | 100.0% | $33,213 | 100.0% |
| **Geography** | | | | |
| California | $ 7,432 | 21.8% | $ 6,975 | 21.0% |
| Colorado | 1,568 | 4.6 | 1,661 | 5.0 |
| Illinois | 1,227 | 3.6 | 1,229 | 3.7 |
| Minnesota | 1,739 | 5.1 | 1,694 | 5.1 |
| Missouri | 1,568 | 4.6 | 1,528 | 4.6 |
| Ohio | 1,364 | 4.0 | 1,329 | 4.0 |
| Oregon | 1,773 | 5.2 | 1,860 | 5.6 |
| Washington | 3,307 | 9.7 | 3,222 | 9.7 |
| Wisconsin | 1,568 | 4.6 | 1,495 | 4.5 |
| Iowa, Kansas, Nebraska, North Dakota, South Dakota | 2,216 | 6.5 | 2,225 | 6.7 |
| Arkansas, Indiana, Kentucky, Tennessee | 1,602 | 4.7 | 1,528 | 4.6 |
| Idaho, Montana, Wyoming | 1,227 | 3.6 | 1,295 | 3.9 |
| Arizona, Nevada, Utah | 3,034 | 8.9 | 3,288 | 9.9 |
| Total banking region | 29,625 | 86.9 | 29,329 | 88.3 |
| Outside the Company's banking region | 4,468 | 13.1 | 3,884 | 11.7 |
| Total | $34,093 | 100.0% | $33,213 | 100.0% |

Of the total retail loans and residential mortgages outstanding, excluding covered assets, at December 31, 2009, approximately 78.2 percent were to customers located in the Company's primary banking region. Table 9 provides a geographic summary of residential mortgages and retail loans outstanding as of December 31, 2009 and 2008. The collateral for $6.6 billion of residential mortgages and retail loans included in covered assets at December 31, 2009 was in California, compared with $7.1 billion at December 31, 2008.

## Table 9 Residential Mortgages and Retail Loans by Geography, Excluding Covered Assets

| (Dollars in Millions) | December 31, 2009 Loans | December 31, 2009 Percent | December 31, 2008 Loans | December 31, 2008 Percent |
|---|---|---|---|---|
| **Residential Mortgages** | | | | |
| California | $ 2,487 | 9.5% | $ 1,910 | 8.1% |
| Colorado | 1,755 | 6.7 | 1,558 | 6.6 |
| Illinois | 1,676 | 6.4 | 1,458 | 6.2 |
| Minnesota | 2,216 | 8.5 | 2,221 | 9.4 |
| Missouri | 1,467 | 5.6 | 1,488 | 6.3 |
| Ohio | 1,682 | 6.5 | 1,608 | 6.8 |
| Oregon | 1,065 | 4.1 | 966 | 4.1 |
| Washington | 1,414 | 5.4 | 1,298 | 5.5 |
| Wisconsin | 1,067 | 4.1 | 1,099 | 4.7 |
| Iowa, Kansas, Nebraska, North Dakota, South Dakota | 1,393 | 5.4 | 1,423 | 6.0 |
| Arkansas, Indiana, Kentucky, Tennessee | 1,947 | 7.5 | 1,933 | 8.2 |
| Idaho, Montana, Wyoming | 601 | 2.3 | 513 | 2.2 |
| Arizona, Nevada, Utah | 1,657 | 6.4 | 1,421 | 6.0 |
| Total banking region | 20,427 | 78.4 | 18,896 | 80.1 |
| Outside the Company's banking region | 5,629 | 21.6 | 4,684 | 19.9 |
| Total | $26,056 | 100.0% | $23,580 | 100.0% |
| **Retail Loans** | | | | |
| California | $ 8,442 | 13.2% | $ 7,705 | 12.7% |
| Colorado | 3,390 | 5.3 | 3,000 | 5.0 |
| Illinois | 3,262 | 5.1 | 3,073 | 5.1 |
| Minnesota | 6,396 | 10.0 | 6,108 | 10.1 |
| Missouri | 2,942 | 4.6 | 2,858 | 4.7 |
| Ohio | 3,837 | 6.0 | 3,729 | 6.2 |
| Oregon | 2,878 | 4.5 | 2,833 | 4.7 |
| Washington | 3,262 | 5.1 | 3,064 | 5.1 |
| Wisconsin | 2,878 | 4.5 | 2,883 | 4.8 |
| Iowa, Kansas, Nebraska, North Dakota, South Dakota | 3,581 | 5.6 | 3,609 | 6.0 |
| Arkansas, Indiana, Kentucky, Tennessee | 4,285 | 6.7 | 4,199 | 7.0 |
| Idaho, Montana, Wyoming | 1,791 | 2.8 | 1,771 | 2.9 |
| Arizona, Nevada, Utah | 3,006 | 4.7 | 2,843 | 4.7 |
| Total banking region | 49,950 | 78.1 | 47,675 | 79.0 |
| Outside the Company's banking region | 14,005 | 21.9 | 12,693 | 21.0 |
| Total | $63,955 | 100.0% | $60,368 | 100.0% |

## Table 10 Selected Loan Maturity Distribution

| December 31, 2009 (Dollars in Millions) | One Year or Less | Over One Through Five Years | Over Five Years | Total |
|---|---|---|---|---|
| Commercial | $21,052 | $24,715 | $ 3,025 | $ 48,792 |
| Commercial real estate | 11,236 | 16,193 | 6,664 | 34,093 |
| Residential mortgages | 1,299 | 2,899 | 21,858 | 26,056 |
| Retail | 25,281 | 23,014 | 15,660 | 63,955 |
| Covered assets | 6,712 | 7,343 | 8,457 | 22,512 |
| Total loans | $65,580 | $74,164 | $55,664 | $195,408 |
| Total of loans due after one year with | | | | |
| Predetermined interest rates | | | | $ 58,573 |
| Floating interest rates | | | | $ 71,255 |

***Loans Held for Sale*** Loans held for sale, consisting primarily of residential mortgages and student loans to be sold in the secondary market, were $4.8 billion at December 31, 2009, compared with $3.2 billion at December 31, 2008. The increase in loans held for sale was principally due to an increase in mortgage loan origination activity as a result of a decline in market interest rates.

***Investment Securities*** The Company uses its investment securities portfolio for several purposes. It serves as a vehicle to manage enterprise interest rate risk, generates interest and dividend income from the investment of excess funds depending on loan demand, provides liquidity and is used as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

At December 31, 2009, investment securities totaled $44.8 billion, compared with $39.5 billion at December 31, 2008. The $5.3 billion (13.3 percent) increase reflected $3.1 billion of net investment purchases and a $2.2 billion decrease in net unrealized losses. At December 31, 2009, adjustable-rate financial instruments comprised 46 percent of the investment securities portfolio, compared with 40 percent at December 31, 2008.

Average investment securities were $42.8 billion in 2009, essentially unchanged from 2008. The weighted-average yield of the available-for-sale portfolio was 4.00 percent at December 31, 2009, compared with 4.56 percent at December 31, 2008. The average maturity of the available-for-sale portfolio decreased to 7.1 years at December 31, 2009, from 7.7 years at December 31, 2008. Investment securities by type are shown in Table 11.

The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired. During 2009, the Financial Accounting Standards Board issued new accounting guidance, which the Company adopted effective January 1, 2009, for the measurement and recognition of other-than-temporary impairment for debt securities. This guidance requires the portion of other-than-temporary impairment related to factors other than anticipated credit losses be recognized in other comprehensive income (loss), rather than earnings.

At December 31, 2009, the Company's net unrealized loss on available-for-sale securities was $.6 billion, compared with a net unrealized loss of $2.8 billion at December 31, 2008. The decrease in unrealized losses was primarily due to increases in the fair value of agency mortgage-backed securities and obligations of state and political subdivisions, and to amounts recognized as other-than-temporary impairments in earnings. When assessing impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying collateral or assets and market conditions. At December 31, 2009, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not it would not be required to sell such securities before recovery of their amortized cost.

## Table 11 Investment Securities

| December 31, 2009 (Dollars in Millions) | Available-for-Sale | | | | Held-to-Maturity | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Value | Weighted-Average Maturity in Years | Weighted-Average Yield (d) | Amortized Cost | Fair Value | Weighted-Average Maturity in Years | Weighted-Average Yield (d) |
| **U.S. Treasury and Agencies** | | | | | | | | |
| Maturing in one year or less | $ 1,091 | $ 1,096 | .3 | 2.98% | $ – | $ – | – | –% |
| Maturing after one year through five years | 639 | 637 | 2.3 | 3.33 | – | – | – | – |
| Maturing after five years through ten years | 30 | 31 | 7.8 | 4.72 | – | – | – | – |
| Maturing after ten years | 1,655 | 1,640 | 14.2 | 1.93 | – | – | – | – |
| Total | $ 3,415 | $ 3,404 | 7.5 | 2.55% | $ – | $ – | – | –% |
| **Mortgage-Backed Securities (a)** | | | | | | | | |
| Maturing in one year or less | $ 540 | $ 548 | .3 | 3.32% | $ – | $ – | – | –% |
| Maturing after one year through five years | 16,744 | 16,843 | 3.3 | 3.50 | 4 | 4 | 4.6 | 5.11 |
| Maturing after five years through ten years | 12,491 | 12,383 | 6.6 | 3.66 | – | – | – | – |
| Maturing after ten years | 2,510 | 2,378 | 12.2 | 1.66 | – | – | – | – |
| Total | $32,285 | $32,152 | 5.2 | 3.42% | $ 4 | $ 4 | 4.6 | 5.11% |
| **Asset-Backed Securities (a)** | | | | | | | | |
| Maturing in one year or less | $ 1 | $ 1 | .6 | 17.60% | $ – | $ – | – | –% |
| Maturing after one year through five years | 427 | 427 | 3.2 | 8.69 | – | – | – | – |
| Maturing after five years through ten years | 122 | 127 | 6.8 | 9.60 | – | – | – | – |
| Maturing after ten years | 9 | 7 | 19.0 | 23.80 | – | – | – | – |
| Total | $ 559 | $ 562 | 4.2 | 9.15% | $ – | $ – | – | –% |
| **Obligations of State and Political Subdivisions (b)** | | | | | | | | |
| Maturing in one year or less | $ 137 | $ 137 | .6 | 1.25% | $ 2 | $ 2 | .7 | 7.80% |
| Maturing after one year through five years | 399 | 400 | 4.3 | 6.90 | 4 | 4 | 3.5 | 6.37 |
| Maturing after five years through ten years | 4,326 | 4,316 | 6.6 | 6.78 | 11 | 12 | 6.5 | 7.46 |
| Maturing after ten years | 1,960 | 1,840 | 22.3 | 6.84 | 15 | 15 | 17.0 | 5.51 |
| Total | $ 6,822 | $ 6,693 | 10.9 | 6.69% | $32 | $33 | 10.9 | 6.39% |
| **Other Debt Securities** | | | | | | | | |
| Maturing in one year or less | $ 6 | $ 6 | .9 | .89% | $ 4 | $ 4 | .6 | 1.53% |
| Maturing after one year through five years | 67 | 52 | 2.4 | 6.34 | 7 | 7 | 4.1 | 1.42 |
| Maturing after five years through ten years | 56 | 48 | 7.6 | 6.35 | – | – | – | – |
| Maturing after ten years | 1,402 | 1,059 | 32.5 | 4.28 | – | – | – | – |
| Total | $ 1,531 | $ 1,165 | 30.2 | 4.44% | $11 | $11 | 2.8 | 1.46% |
| **Other Investments** | $ 744 | $ 745 | 9.6 | 6.71% | $ – | $ – | – | –% |
| Total investment securities (c) | $45,356 | $44,721 | 7.1 | 4.00% | $47 | $48 | 8.4 | 5.10% |

*(a) Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.*

*(b) Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.*

*(c) The weighted-average maturity of the available-for-sale investment securities was 7.7 years at December 31, 2008, with a corresponding weighted-average yield of 4.56 percent. The weighted-average maturity of the held-to-maturity investment securities was 8.5 years at December 31, 2008, with a corresponding weighted-average yield of 5.78 percent.*

*(d) Average yields are presented on a fully-taxable equivalent basis utilizing a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity securities are computed based on historical cost balances. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.*

| December 31 (Dollars in Millions) | 2009 | | 2008 | |
|---|---|---|---|---|
| | Amortized Cost | Percent of Total | Amortized Cost | Percent of Total |
| U.S. Treasury and agencies | $ 3,415 | 7.5% | $ 664 | 1.6% |
| Mortgage-backed securities | 32,289 | 71.1 | 31,271 | 73.9 |
| Asset-backed securities | 559 | 1.2 | 616 | 1.4 |
| Obligations of state and political subdivisions | 6,854 | 15.1 | 7,258 | 17.1 |
| Other debt securities and investments | 2,286 | 5.1 | 2,527 | 6.0 |
| Total investment securities | $45,403 | 100.0% | $42,336 | 100.0% |

During 2009, the Company recognized impairment charges in earnings related to perpetual preferred securities, primarily issued by financial institutions, of $223 million. The net unrealized loss for the Company's remaining investments in perpetual preferred securities was $60 million at December 31, 2009.

There is limited market activity for the structured investment and non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management's assessment of various market factors, which are judgmental in nature. The Company recorded $363 million of impairment charges in earnings on non-agency mortgage-backed and structured investment related securities during 2009. These impairment charges were due to changes in expected cash flows resulting from the continuing decline in housing prices and an increase in foreclosure activity. Further adverse changes in market conditions may result in additional impairment charges in future periods.

In 2008, the Company recorded $788 million of impairment charges on structured investment and related securities, and $232 million of impairment charges on other investment securities, including government-sponsored enterprises, preferred stock and non-agency mortgage-backed securities.

Refer to Notes 5 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

***Deposits*** Total deposits were $183.2 billion at December 31, 2009, compared with $159.4 billion at December 31, 2008. The $23.9 billion (15.0 percent) increase in total deposits reflected organic growth in core deposits and $15.4 billion of deposits assumed in the FBOP acquisition. Average total

## Table 12 Deposits

The composition of deposits was as follows:

| | 2009 | | 2008 | | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|---|
| December 31 (Dollars in Millions) | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total |
| Noninterest-bearing deposits | $ 38,186 | 20.8% | $ 37,494 | 23.5% | $ 33,334 | 25.4% | $ 32,128 | 25.7% | $ 32,214 | 25.8% |
| Interest-bearing deposits | | | | | | | | | | |
| Interest checking | 38,436 | 21.0 | 32,254 | 20.2 | 28,996 | 22.1 | 24,937 | 20.0 | 23,274 | 18.7 |
| Money market savings | 40,848 | 22.3 | 26,137 | 16.4 | 24,301 | 18.5 | 26,220 | 21.0 | 27,934 | 22.4 |
| Savings accounts | 16,885 | 9.2 | 9,070 | 5.7 | 5,001 | 3.8 | 5,314 | 4.2 | 5,602 | 4.5 |
| Total of savings deposits | 96,169 | 52.5 | 67,461 | 42.3 | 58,298 | 44.4 | 56,471 | 45.2 | 56,810 | 45.6 |
| Time certificates of deposit less than $100,000 | 18,966 | 10.4 | 18,425 | 11.7 | 14,160 | 10.8 | 13,859 | 11.1 | 13,214 | 10.6 |
| Time deposits greater than $100,000 | | | | | | | | | | |
| Domestic | 16,858 | 9.2 | 20,791 | 13.0 | 15,351 | 11.7 | 14,868 | 11.9 | 14,341 | 11.5 |
| Foreign | 13,063 | 7.1 | 15,179 | 9.5 | 10,302 | 7.8 | 7,556 | 6.1 | 8,130 | 6.5 |
| Total interest-bearing deposits | 145,056 | 79.2 | 121,856 | 76.5 | 98,111 | 74.6 | 92,754 | 74.3 | 92,495 | 74.2 |
| Total deposits | $183,242 | 100.0% | $159,350 | 100.0% | $131,445 | 100.0% | $124,882 | 100.0% | $124,709 | 100.0% |

The maturity of time deposits was as follows:

| December 31, 2009 (Dollars in Millions) | Certificates Less Than $100,000 | Time Deposits Greater Than $100,000 | Total |
|---|---|---|---|
| Three months or less | $ 4,573 | $14,229 | $18,802 |
| Three months through six months | 3,867 | 3,665 | 7,532 |
| Six months through one year | 4,422 | 3,079 | 7,501 |
| 2011 | 2,426 | 1,276 | 3,702 |
| 2012 | 833 | 466 | 1,299 |
| 2013 | 1,390 | 1,320 | 2,710 |
| 2014 | 1,443 | 1,177 | 2,620 |
| Thereafter | 12 | 4,709 | 4,721 |
| Total | $18,966 | $29,921 | $48,887 |

deposits increased $31.6 billion (23.2 percent) over 2008, reflecting an increase in all major deposit categories.

Noninterest-bearing deposits at December 31, 2009, increased $.7 billion (1.8 percent) from December 31, 2008. The increase was primarily attributable to higher business demand balances as well as the FBOP acquisition. The increase was partially offset by lower broker-dealer balances. Average noninterest-bearing deposits increased $9.1 billion (31.7 percent) in 2009, compared with 2008, due primarily to higher business demand deposits, partially offset by lower trust demand deposits.

Interest-bearing savings deposits increased $28.7 billion (42.6 percent) at December 31, 2009, compared with December 31, 2008. The increase in these deposit balances was primarily related to higher savings, interest checking and money market savings balances. The $7.8 billion (86.2 percent) increase in savings account balances reflected strong participation in a new savings product introduced in late 2008 by Consumer Banking, higher broker-dealer balances, and the impact of the FBOP acquisition. The $6.2 billion (19.2 percent) increase in interest checking account balances was due to higher branch-based and broker-dealer balances, as well as the impact of the FBOP acquisition. The $14.7 billion (56.3 percent) increase in money market savings account balances reflected higher corporate trust, institutional trust and custody, and broker-dealer balances, as well as the impact of the FBOP acquisition. Average interest-bearing savings deposits in 2009 increased $18.4 billion (29.0 percent), compared with 2008, primarily driven by higher savings account balances of $7.2 billion, interest checking account balances of $5.7 billion (18.4 percent) and money market savings account balances of $5.5 billion (20.9 percent).

Interest-bearing time deposits at December 31, 2009, decreased $5.5 billion (10.1 percent), compared with December 31, 2008, driven primarily by a decrease in time deposits greater than $100,000, as a result of the Company's funding and pricing decisions. Time certificates of deposit less than $100,000 increased $541 million (2.9 percent) at December 31, 2009, compared with December 31, 2008. Average time certificates of deposit less than $100,000 in 2009 increased $4.3 billion (31.6 percent), compared with 2008, due primarily to acquisitions. Time deposits greater than $100,000 decreased $6.0 billion (16.8 percent) at December 31, 2009, compared with December 31, 2008. Average time deposits greater than $100,000 in 2009 decreased $200 million (.7 percent), compared with 2008. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing.

***Borrowings*** The Company utilizes both short-term and long-term borrowings to fund growth of assets in excess of deposit growth. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $31.3 billion at December 31, 2009, compared with $34.0 billion at December 31, 2008. Short-term funding is managed within approved liquidity policies. The decrease of $2.7 billion (7.9 percent) in short-term borrowings reflected reduced borrowing needs as a result of increases in deposits.

Long-term debt was $32.6 billion at December 31, 2009, compared with $38.4 billion at December 31, 2008, primarily reflecting $4.5 billion of medium-term note maturities and repayments, $500 million of subordinated debt maturities and a $5.7 billion net decrease in Federal Home Loan Bank advances, partially offset by issuances of $4.5 billion of medium-term notes and $501 million of junior subordinated debentures during 2009. Refer to Note 13 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the "Liquidity Risk Management" section for discussion of liquidity management of the Company.

## Corporate Risk Profile

***Overview*** Managing risks is an essential part of successfully operating a financial services company. The most prominent risk exposures are credit, residual value, operational, interest rate, market and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, legal and compliance risk, processing errors, technology, breaches of internal controls and business continuation and disaster recovery risk. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. In addition, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company's stock value, customer base, funding sources or revenue.

***Credit Risk Management*** The Company's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process, independent of business line managers, that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate reserve levels for probable incurred loan losses. Commercial banking operations rely on prudent credit policies and procedures and individual lender and business line manager accountability. Lenders are assigned lending authority based on their level of experience and customer service requirements. Credit officers reporting to an independent credit administration function have higher levels of lending authority and support the business units in their credit decision process. Loan decisions are documented with respect to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and risk rating rationale. The Company utilizes a credit risk rating system to measure the credit quality of individual commercial loans, including the probability of default of an obligor and the loss given default of credit facilities. The Company uses the risk rating system for regulatory reporting, determining the frequency of review of the credit exposures, and evaluation and determination of the specific allowance for commercial credit losses. The Company regularly forecasts potential changes in risk ratings, nonperforming status and potential for loss and the estimated impact on the allowance for credit losses. In the Company's retail banking operations, standard credit scoring systems are used to assess credit risks of consumer, small business and small-ticket leasing customers and to price products accordingly. The Company conducts the underwriting and collections of its retail products in loan underwriting and servicing centers specializing in certain retail products. Forecasts of delinquency levels, bankruptcies and losses in conjunction with projection of estimated losses by delinquency categories and vintage information are regularly prepared and are used to evaluate underwriting and collection and determine the specific allowance for credit losses for these products. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including interest rate swap and option contracts for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, and settlement risk, including Automated Clearing House transactions, and the processing of credit card transactions for merchants. These activities are also subject to credit review, analysis and approval processes.

***Economic and Other Factors*** In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

For several years prior to mid-2007, economic conditions were strong, with relatively low unemployment, expanding retail sales, and favorable trends related to corporate profits and consumer spending for retail goods and services. Since mid-2007, corporate profit levels have weakened, unemployment rates have risen, vehicle and retail sales have declined and credit quality indicators have deteriorated substantially. In addition, the mortgage lending and homebuilding industries have experienced significant stress. Residential home inventory levels approximated a 8.1 month supply at the end of 2009. Median home prices, which peaked in mid-2006, have declined across most domestic markets with severe price reductions in California and some parts of the Southwest, Northeast and Southeast regions.

The decline in residential home values has had a significant adverse impact on residential mortgage loans. Residential mortgage delinquencies, which increased dramatically in 2007 for sub-prime borrowers, have also increased throughout 2008 and 2009 for other classes of borrowers. Rising unemployment levels have further increased losses in prime-based residential portfolios and credit cards.

The unfavorable conditions that have affected the economy since mid-2007, intensified in 2008 and 2009. This led to an overall decrease in confidence in the financial markets. In response to liquidity pressures on short-term funding markets and stress in the global banking system, the U.S. Department of the Treasury, the FDIC and U.S. Federal Reserve System, foreign governments and other central banks, took a variety of measures to restore confidence in the financial markets and strengthen financial institutions, including capital injections and guarantees of bank liabilities. Domestically, the United States Congress passed a bill authorizing an increase in federal spending in an attempt to provide economic stimulus. In late 2009, the domestic recession moderated by some economic measures, though unemployment and under-employment continue to be historically high, consumer confidence and spending remain lower, and many borrowers continue to have difficulty meeting their commitments. As a result, the Company expects nonperforming assets and charge-offs to continue to increase during early 2010, however at a decreasing rate as compared with prior quarters. The Company recorded provision for credit losses in excess of charge-offs during 2009 and 2008 of $1.7 billion and $1.3 billion, respectively, as the result of these economic and environment factors.

***Credit Diversification*** The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, commercial real estate, health care and correspondent banking. The Company also offers an array of retail lending products including credit cards, retail leases, home equity, revolving credit, lending to students and other consumer loans. These retail credit products are primarily offered through the branch office network, home mortgage and loan production offices, indirect distribution channels, such as automobile dealers, and a consumer finance division. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2009.

The commercial portfolio reflects the Company's focus on serving small business customers, middle market and larger corporate businesses throughout its 24-state banking region, as well as large national customers. The commercial loan portfolio is diversified among various industries with somewhat higher concentrations in consumer products and services, financial services, commercial services and supplies, capital goods (including manufacturing and commercial construction-related businesses), property management and development and agricultural industries. Additionally, the commercial portfolio is diversified across the Company's geographical markets with 69.2 percent of total commercial loans, excluding covered assets, within the 24-state banking region. Credit relationships outside of the Company's banking region are reflected within the corporate banking, mortgage banking, auto dealer and leasing businesses focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographic locations of commercial loans outstanding at December 31, 2009 and 2008.

The commercial real estate portfolio reflects the Company's focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. At December 31, 2009, the Company had commercial real estate loans of $34.1 billion, or 17.5 percent of total loans, compared with $33.2 billion at December 31, 2008. Within commercial real estate loans, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2009 and 2008. At December 31, 2009, approximately 32.1 percent of the commercial real estate loan portfolio represented business owner-occupied properties that tend to exhibit credit risk characteristics similar to the middle market commercial loan portfolio. Generally, the investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in office and retail properties. During 2009, the Company continued to reduce its level of exposure to homebuilders, given the stress in the homebuilding industry sector. From a geographical perspective, the Company's commercial real estate portfolio is generally well diversified. However, at December 31, 2009, 21.8 percent of the Company's commercial real estate portfolio, excluding covered assets, was secured by collateral in California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. During 2009, the Company recorded $614 million of net charge-offs in the total commercial real estate portfolio. Included in commercial real estate at year-end 2009 was approximately $975 million in loans related to land held for development and $1.9 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate portfolio is diversified across the Company's geographical markets with 86.9 percent of total commercial real estate loans outstanding at December 31, 2009, within the 24-state banking region.

The assets acquired from the FDIC assisted acquisitions of Downey, PFF and FBOP included nonperforming loans and other loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California, loans with negative-amortization payment options, and homebuilder and other construction finance loans. Because most of these loans are covered under loss sharing agreements with the FDIC, the Company's financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company's estimates at acquisition, the Company's financial risk would only be its share of those losses under the loss sharing agreements.

The Company's retail lending business utilizes several distinct business processes and channels to originate retail credit, including traditional branch lending, indirect lending, portfolio acquisitions and a consumer finance division. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles. Within Consumer Banking, the consumer finance division specializes in serving channel-specific and alternative lending markets in residential mortgages, home equity and installment loan financing. The consumer finance division manages loans originated through a broker network, correspondent relationships and U.S. Bank branch offices. Generally, loans managed by the Company's consumer finance division exhibit higher credit risk characteristics, but are priced commensurate with the differing risk profile.

Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company's branches, loan production offices, a wholesale network of originators and the consumer finance division. With respect to residential mortgages originated through these channels, the Company may either retain the loans on its balance sheet or sell its interest in the balances into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company's portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to loan-to-value and borrower credit criteria during the underwriting process.

The following tables provide summary information of the loan-to-values of residential mortgages and home equity and second mortgages by distribution channel and type at December 31, 2009 (excluding covered assets):

| Residential mortgages (Dollars in Millions) | Interest Only | Amortizing | Total | Percent of Total |
|---|---|---|---|---|
| **Consumer Finance** | | | | |
| Less than or equal to 80% | $1,240 | $ 3,555 | $ 4,795 | 46.7% |
| Over 80% through 90% | 608 | 1,729 | 2,337 | 22.7 |
| Over 90% through 100% | 583 | 2,423 | 3,006 | 29.3 |
| Over 100% | – | 134 | 134 | 1.3 |
| **Total** | $2,431 | $ 7,841 | $10,272 | 100.0% |
| **Other Retail** | | | | |
| Less than or equal to 80% | $2,097 | $12,369 | $14,466 | 91.7% |
| Over 80% through 90% | 68 | 571 | 639 | 4.0 |
| Over 90% through 100% | 91 | 588 | 679 | 4.3 |
| Over 100% | – | – | – | – |
| **Total** | $2,256 | $13,528 | $15,784 | 100.0% |
| **Total Company** | | | | |
| Less than or equal to 80% | $3,337 | $15,924 | $19,261 | 73.9% |
| Over 80% through 90% | 676 | 2,300 | 2,976 | 11.4 |
| Over 90% through 100% | 674 | 3,011 | 3,685 | 14.2 |
| Over 100% | – | 134 | 134 | .5 |
| **Total** | $4,687 | $21,369 | $26,056 | 100.0% |

*Note: Loan-to-values determined as of the date of origination and adjusted for cumulative principal payments, and consider mortgage insurance, as applicable.*

| Home equity and second mortgages (Dollars in Millions) | Lines | Loans | Total | Percent of Total |
|---|---|---|---|---|
| **Consumer Finance (a)** | | | | |
| Less than or equal to 80% | $ 857 | $ 204 | $ 1,061 | 42.8% |
| Over 80% through 90% | 395 | 175 | 570 | 23.0 |
| Over 90% through 100% | 370 | 323 | 693 | 27.9 |
| Over 100% | 61 | 95 | 156 | 6.3 |
| **Total** | $ 1,683 | $ 797 | $ 2,480 | 100.0% |
| **Other Retail** | | | | |
| Less than or equal to 80% | $11,702 | $1,528 | $13,230 | 78.0% |
| Over 80% through 90% | 1,922 | 522 | 2,444 | 14.4 |
| Over 90% through 100% | 754 | 454 | 1,208 | 7.1 |
| Over 100% | 51 | 26 | 77 | .5 |
| **Total** | $14,429 | $2,530 | $16,959 | 100.0% |
| **Total Company** | | | | |
| Less than or equal to 80% | $12,559 | $1,732 | $14,291 | 73.5% |
| Over 80% through 90% | 2,317 | 697 | 3,014 | 15.5 |
| Over 90% through 100% | 1,124 | 777 | 1,901 | 9.8 |
| Over 100% | 112 | 121 | 233 | 1.2 |
| **Total** | $16,112 | $3,327 | $19,439 | 100.0% |

*(a) Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.*

*Note: Loan-to-values determined on original appraisal value of collateral and the current amortized loan balance, or maximum of current commitment or current balance on lines.*

Within the consumer finance division, at December 31, 2009 approximately $2.5 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent credit rating agencies at the time of loan origination, compared with $2.9 billion at December 31, 2008.

The following table provides further information on residential mortgages for the consumer finance division:

| (Dollars in Millions) | Interest Only | Amortizing | Total | Percent of Division |
|---|---|---|---|---|
| **Sub-Prime Borrowers** | | | | |
| Less than or equal to 80% | $ 6 | $1,031 | $ 1,037 | 10.1% |
| Over 80% through 90% | 3 | 584 | 587 | 5.7 |
| Over 90% through 100% | 14 | 789 | 803 | 7.8 |
| Over 100% | – | 57 | 57 | .6 |
| **Total** | $ 23 | $2,461 | $ 2,484 | 24.2% |
| **Other Borrowers** | | | | |
| Less than or equal to 80% | $1,234 | $2,524 | $ 3,758 | 36.6% |
| Over 80% through 90% | 605 | 1,145 | 1,750 | 17.0 |
| Over 90% through 100% | 569 | 1,634 | 2,203 | 21.4 |
| Over 100% | – | 77 | 77 | .8 |
| **Total** | $2,408 | $5,380 | $ 7,788 | 75.8% |
| **Total Consumer Finance** | $2,431 | $7,841 | $10,272 | 100.0% |

In addition to residential mortgages, at December 31, 2009, the consumer finance division had $.6 billion of home equity and second mortgage loans to customers that may be defined as sub-prime borrowers, compared with $.7 billion at December 31, 2008.

The following table provides further information on home equity and second mortgages for the consumer finance division:

| (Dollars in Millions) | Lines | Loans | Total | Percent of Total |
|---|---|---|---|---|
| **Sub-Prime Borrowers** | | | | |
| Less than or equal to 80% | $ 33 | $123 | $ 156 | 6.3% |
| Over 80% through 90% | 41 | 109 | 150 | 6.1 |
| Over 90% through 100% | 2 | 199 | 201 | 8.1 |
| Over 100% | 39 | 71 | 110 | 4.4 |
| **Total** | $ 115 | $502 | $ 617 | 24.9% |
| **Other Borrowers** | | | | |
| Less than or equal to 80% | $ 824 | $ 81 | $ 905 | 36.5% |
| Over 80% through 90% | 354 | 66 | 420 | 16.9 |
| Over 90% through 100% | 368 | 124 | 492 | 19.8 |
| Over 100% | 22 | 24 | 46 | 1.9 |
| **Total** | $1,568 | $295 | $1,863 | 75.1% |
| **Total Consumer Finance** | $1,683 | $797 | $2,480 | 100.0% |

The total amount of residential mortgage, home equity and second mortgage loans, other than covered assets, to customers that may be defined as sub-prime borrowers represented only 1.1 percent of total assets at December 31, 2009, compared with 1.4 percent at December 31, 2008. Covered assets include $2.2 billion in loans with negative-amortization payment options at December 31, 2009, compared with $3.3 billion at December 31, 2008. Other than covered assets, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

The retail loan portfolio principally reflects the Company's focus on consumers within its footprint of branches and certain niche lending activities that are nationally focused. Within the Company's retail loan portfolio, approximately 73.4 percent of the credit card balances relate to cards originated through the bank branches or co-branded and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Table 9 provides a geographical summary of the residential mortgage and retail loan portfolios.

***Loan Delinquencies*** Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company's loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association ("GNMA") mortgage pools,

## Table 13 Delinquent Loan Ratios as a Percent of Ending Loan Balances

| At December 31,<br>90 days or more past due **excluding** nonperforming loans | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Commercial** | | | | | |
| Commercial | .25% | .15% | .08% | .06% | .06% |
| Lease financing | – | – | – | – | – |
| Total commercial | .22 | .13 | .07 | .05 | .05 |
| **Commercial Real Estate** | | | | | |
| Commercial mortgages | – | – | .02 | .01 | – |
| Construction and development | .07 | .36 | .02 | .01 | – |
| Total commercial real estate | .02 | .11 | .02 | .01 | – |
| **Residential Mortgages** | 2.80 | 1.55 | .86 | .42 | .32 |
| **Retail** | | | | | |
| Credit card | 2.59 | 2.20 | 1.94 | 1.75 | 1.26 |
| Retail leasing | .11 | .16 | .10 | .03 | .04 |
| Other retail | .57 | .45 | .37 | .24 | .23 |
| Total retail | 1.07 | .82 | .68 | .49 | .37 |
| Total loans, excluding covered assets | .88 | .56 | .38 | .24 | .19 |
| **Covered Assets** | 3.48 | 5.13 | – | – | – |
| Total loans | 1.18% | .84% | .38% | .24% | .19% |

| At December 31,<br>90 days or more past due **including** nonperforming loans | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Commercial | 2.25% | .82% | .43% | .57% | .69% |
| Commercial real estate | 5.22 | 3.34 | 1.02 | .53 | .55 |
| Residential mortgages (a) | 4.59 | 2.44 | 1.10 | .59 | .55 |
| Retail (b) | 1.39 | .97 | .73 | .59 | .52 |
| Total loans, excluding covered assets | 2.87 | 1.57 | .74 | .57 | .58 |
| Covered assets | 12.38 | 10.74 | – | – | – |
| Total loans | 3.96% | 2.14% | .74% | .57% | .58% |

*(a) Delinquent loan ratios exclude loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including the guaranteed amounts, the ratio of residential mortgages 90 days or more past due including nonperforming loans was 12.86 percent, 6.95 percent, 3.78 percent, 3.08 percent and 4.35 percent at December 31, 2009, 2008, 2007, 2006 and 2005, respectively.*

*(b) Beginning in 2008, delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including the guaranteed amounts, the ratio of retail loans 90 days or more past due including nonperforming loans was 1.57 percent at December 31, 2009, and 1.10 percent at December 31, 2008.*

for which repayments of principal and interest are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a retail customer's account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least one year and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the retail account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company's credit administration function. Commercial loans are not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $2.3 billion ($1.5 billion excluding covered assets) at December 31, 2009, compared with $1.6 billion ($967 million excluding covered assets) at December 31, 2008, and $584 million at December 31, 2007. The $558 million increase, excluding covered assets, reflected stress in residential mortgages, commercial loans, construction loans, credit cards and home equity loans. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of 90-day delinquent loans to total loans was 1.18 percent (.88 percent excluding covered assets) at December 31, 2009, compared with .84 percent (.56 percent excluding covered assets) at December 31,

2008. The Company expects delinquencies to continue to increase during early 2010, as difficult economic conditions will likely affect more borrowers within both the consumer and commercial loan portfolios.

The following table provides summary delinquency information for residential mortgages and retail loans, excluding covered assets:

| December 31, (Dollars in Millions) | Amount 2009 | Amount 2008 | As a Percent of Ending Loan Balances 2009 | As a Percent of Ending Loan Balances 2008 |
|---|---|---|---|---|
| **Residential mortgages** | | | | |
| 30-89 days | $ 615 | $ 536 | 2.36% | 2.28% |
| 90 days or more | 729 | 366 | 2.80 | 1.55 |
| Nonperforming | 467 | 210 | 1.79 | .89 |
| **Total** | $1,811 | $1,112 | 6.95% | 4.72% |
| **Retail** | | | | |
| **Credit card** | | | | |
| 30-89 days | $ 400 | $ 369 | 2.38% | 2.73% |
| 90 days or more | 435 | 297 | 2.59 | 2.20 |
| Nonperforming | 142 | 67 | .84 | .49 |
| **Total** | $ 977 | $ 733 | 5.81% | 5.42% |
| **Retail leasing** | | | | |
| 30-89 days | $ 34 | $ 49 | .74% | .96% |
| 90 days or more | 5 | 8 | .11 | .16 |
| Nonperforming | – | – | – | – |
| **Total** | $ 39 | $ 57 | .85% | 1.11% |
| **Home equity and second mortgages** | | | | |
| 30-89 days | $ 181 | $ 170 | .93% | .89% |
| 90 days or more | 152 | 106 | .78 | .55 |
| Nonperforming | 32 | 14 | .17 | .07 |
| **Total** | $ 365 | $ 290 | 1.88% | 1.51% |
| **Other retail** | | | | |
| 30-89 days | $ 256 | $ 255 | 1.10% | 1.13% |
| 90 days or more | 92 | 81 | .40 | .36 |
| Nonperforming | 30 | 11 | .13 | .05 |
| **Total** | $ 378 | $ 347 | 1.63% | 1.54% |

The following table provides information on delinquent and nonperforming loans as a percent of ending loan balances by channel:

| December 31, | Consumer Finance (a) 2009 | Consumer Finance (a) 2008 | Other Retail 2009 | Other Retail 2008 |
|---|---|---|---|---|
| **Residential mortgages** | | | | |
| 30-89 days | 3.99% | 3.96% | 1.30% | 1.06% |
| 90 days or more | 4.00 | 2.61 | 2.02 | .79 |
| Nonperforming | 3.04 | 1.60 | .98 | .38 |
| **Total** | 11.03% | 8.17% | 4.30% | 2.23% |
| **Retail** | | | | |
| **Credit card** | | | | |
| 30-89 days | –% | –% | 2.38% | 2.73% |
| 90 days or more | – | – | 2.59 | 2.20 |
| Nonperforming | – | – | .84 | .49 |
| **Total** | –% | –% | 5.81% | 5.42% |
| **Retail leasing** | | | | |
| 30-89 days | –% | –% | .74% | .95% |
| 90 days or more | – | – | .11 | .16 |
| Nonperforming | – | – | – | – |
| **Total** | –% | –% | .85% | 1.11% |
| **Home equity and second mortgages** | | | | |
| 30-89 days | 2.54% | 3.24% | .70% | .59% |
| 90 days or more | 2.02 | 2.36 | .60 | .32 |
| Nonperforming | .20 | .14 | .16 | .07 |
| **Total** | 4.76% | 5.74% | 1.46% | .98% |
| **Other retail** | | | | |
| 30-89 days | 5.17% | 6.91% | 1.00% | 1.00% |
| 90 days or more | 1.17 | 1.98 | .37 | .32 |
| Nonperforming | .16 | – | .13 | .05 |
| **Total** | 6.50% | 8.89% | 1.50% | 1.37% |

*(a) Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.*

Within the consumer finance division at December 31, 2009, approximately $557 million and $98 million of these delinquent and nonperforming residential mortgages and other retail loans, respectively, were to customers that may be defined as sub-prime borrowers, compared with $467 million and $121 million, respectively at December 31, 2008.

The following table provides summary delinquency information for covered assets:

| December 31, (Dollars in Millions) | Amount 2009 | Amount 2008 | As a Percent of Ending Loan Balances 2009 | As a Percent of Ending Loan Balances 2008 |
|---|---|---|---|---|
| 30-89 days | $1,195 | $ 740 | 5.31% | 6.46% |
| 90 days or more | 784 | 587 | 3.48 | 5.13 |
| Nonperforming | 2,003 | 643 | 8.90 | 5.62 |
| **Total** | $3,982 | $1,970 | 17.69% | 17.21% |

***Restructured Loans Accruing Interest*** In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due. In most cases, the modification is either a reduction in interest rate, extension of the maturity date or a reduction in the principal balance. Generally, the borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term so concessionary modification is granted to the borrower that would otherwise not be considered. Restructured loans accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.

Many of the Company's loan restructurings occur on a case-by-case basis in connection with ongoing loan collection processes, however, the Company has also implemented certain restructuring programs. In late 2007, the consumer finance division began implementing a mortgage loan restructuring program for certain qualifying borrowers. In general, certain borrowers facing an interest rate reset that are current in their repayment status, are allowed to retain the lower of their existing interest rate or the market interest rate as of their interest reset date. In addition, the Company began participating in the U.S. Department of the Treasury Home Affordable Modification Program ("HAMP") during the third quarter of 2009. HAMP gives qualifying homeowners an opportunity to refinance into more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program.

The Company also modified certain mortgage loans according to provisions in the Downey, PFF and FBOP loss sharing agreements. Losses associated with modifications on these loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under the loss sharing agreements.

Acquired loans restructured after acquisition are not considered restructured loans for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date.

The following table provides a summary of restructured loans, excluding covered assets, that are performing in accordance with the modified terms, and therefore continue to accrue interest:

| December 31 (Dollars in Millions) | Amount 2009 | Amount 2008 | As a Percent of Ending Loan Balances 2009 | As a Percent of Ending Loan Balances 2008 |
|---|---|---|---|---|
| Commercial | $ 88 | $ 35 | .18% | .06% |
| Commercial real estate | 110 | 138 | .32 | .42 |
| Residential mortgages (a) | 1,354 | 813 | 5.20 | 3.45 |
| Credit card | 617 | 450 | 3.67 | 3.33 |
| Other retail | 109 | 73 | .23 | .16 |
| **Total** | $2,278 | $1,509 | 1.17% | .81% |

*(a) Excludes loans purchased from GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.*

Restructured loans, excluding covered assets, were $769 million higher at December 31, 2009, than at December 31, 2008, primarily reflecting the impact of loan modifications for certain residential mortgage and consumer credit card customers in light of current economic conditions. The Company expects this trend to continue as the Company actively works with customers to modify loans for borrowers who are having financial difficulties.

***Nonperforming Assets*** The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are typically applied against the principal balance and not recorded as income.

At December 31, 2009, total nonperforming assets were $5.9 billion, compared with $2.6 billion at year-end 2008 and $690 million at year-end 2007. Nonperforming assets at December 31, 2009, included $2.0 billion of covered assets, compared with $643 million at December 31, 2008. The majority of these nonperforming covered assets were considered credit-impaired at acquisition and recorded at their estimated fair value at acquisition. In addition, these assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses. The ratio of total nonperforming assets to total loans and other real estate was 3.02 percent (2.25 percent excluding covered assets) at December 31, 2009, compared with 1.42 percent (1.14 percent excluding covered assets) at December 31, 2008, and .45 percent at December 31, 2007. Excluding covered assets, the $1.9 billion increase in nonperforming assets was driven by stress in residential home construction and related industries, deterioration in the residential mortgage portfolio, as well as an increase in foreclosed properties and the impact of the economic slowdown on commercial and consumer customers.

Included in nonperforming loans were restructured loans that are not accruing interest of $492 million at December 31, 2009, compared with $151 million at December 31, 2008.

Other real estate, excluding covered assets, was $437 million at December 31, 2009, compared with $190 million at December 31, 2008, and was primarily related to foreclosed properties that previously secured loan balances. The increase in other real estate assets reflected continuing stress in residential construction and related supplier industries.

The following table provides an analysis of other real estate owned ("OREO"), excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

| December 31, (Dollars in Millions) | Amount | | As a Percent of Ending Loan Balances | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Residential** | | | | |
| Minnesota | $ 27 | $ 18 | .49% | .34% |
| California | 15 | 13 | .27 | .29 |
| Illinois | 8 | 5 | .29 | .21 |
| Michigan | 8 | 12 | 1.65 | 2.39 |
| Colorado | 7 | 6 | .20 | .19 |
| All other states | 108 | 91 | .39 | .34 |
| Total residential | 173 | 145 | .38 | .34 |
| **Commercial** | | | | |
| Nevada | 73 | – | 3.57 | – |
| California | 43 | 9 | .30 | .07 |
| Oregon | 28 | 3 | .81 | .08 |
| Colorado | 15 | – | .43 | – |
| Utah | 14 | – | .80 | – |
| All other states | 91 | 33 | .16 | .05 |
| Total commercial | 264 | 45 | .32 | .05 |
| Total OREO | $437 | $190 | .22% | .10% |

## Table 14 Nonperforming Assets (a)

| At December 31, (Dollars in Millions) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Commercial** | | | | | |
| Commercial | $ 866 | $ 290 | $128 | $196 | $231 |
| Lease financing | 125 | 102 | 53 | 40 | 42 |
| Total commercial | 991 | 392 | 181 | 236 | 273 |
| **Commercial Real Estate** | | | | | |
| Commercial mortgages | 581 | 294 | 84 | 112 | 134 |
| Construction and development | 1,192 | 780 | 209 | 38 | 23 |
| Total commercial real estate | 1,773 | 1,074 | 293 | 150 | 157 |
| **Residential Mortgages** | 467 | 210 | 54 | 36 | 48 |
| **Retail** | | | | | |
| Credit card | 142 | 67 | 14 | 31 | 49 |
| Retail leasing | – | – | – | – | – |
| Other retail | 62 | 25 | 15 | 17 | 17 |
| Total retail | 204 | 92 | 29 | 48 | 66 |
| Total nonperforming loans, excluding covered assets | 3,435 | 1,768 | 557 | 470 | 544 |
| **Covered Assets** | 2,003 | 643 | – | – | – |
| Total nonperforming loans | 5,438 | 2,411 | 557 | 470 | 544 |
| **Other Real Estate (b)** | 437 | 190 | 111 | 95 | 71 |
| **Other Assets** | 32 | 23 | 22 | 22 | 29 |
| Total nonperforming assets | $5,907 | $2,624 | $690 | $587 | $644 |
| **Excluding covered assets:** | | | | | |
| Accruing loans 90 days or more past due | $1,525 | $ 967 | $584 | $349 | $253 |
| Nonperforming loans to total loans | 1.99% | 1.02% | .36% | .33% | .40% |
| Nonperforming assets to total loans plus other real estate (b) | 2.25% | 1.14% | .45% | .41% | .47% |
| **Including covered assets:** | | | | | |
| Accruing loans 90 days or more past due | $2,309 | $1,554 | $584 | $349 | $253 |
| Nonperforming loans to total loans | 2.78% | 1.30% | .36% | .33% | .40% |
| Nonperforming assets to total loans plus other real estate (b) | 3.02% | 1.42% | .45% | .41% | .47% |
| Net interest foregone on nonperforming loans | $ 169 | $ 80 | $ 41 | $ 39 | $ 30 |

### Changes in Nonperforming Assets

| (Dollars in Millions) | Commercial and Commercial Real Estate | Retail and Residential Mortgages (d) | Total |
|---|---|---|---|
| **Balance December 31, 2008** | $ 1,896 | $ 728 | $ 2,624 |
| Additions to nonperforming assets | | | |
| New nonaccrual loans and foreclosed properties | 3,821 | 1,388 | 5,209 |
| Advances on loans | 115 | – | 115 |
| Acquired nonaccrual covered assets | 1,409 | 33 | 1,442 |
| Total additions | 5,345 | 1,421 | 6,766 |
| Reductions in nonperforming assets | | | |
| Paydowns, payoffs | (542) | (576) | (1,118) |
| Net sales | (283) | (157) | (440) |
| Return to performing status | (207) | (10) | (217) |
| Charge-offs (c) | (1,482) | (226) | (1,708) |
| Total reductions | (2,514) | (969) | (3,483) |
| Net additions to nonperforming assets | 2,831 | 452 | 3,283 |
| **Balance December 31, 2009** | $ 4,727 | $1,180 | $ 5,907 |

*(a) Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.*
*(b) Excludes $359 million, $209 million, $102 million and $83 million at December 31, 2009, 2008, 2007 and 2006, respectively, of foreclosed GNMA loans which continue to accrue interest.*
*(c) Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.*
*(d) Residential mortgage information excludes changes related to residential mortgages serviced by others.*

## Table 15 Net Charge-offs as a Percent of Average Loans Outstanding

| Year Ended December 31 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Commercial** | | | | | |
| Commercial | 1.60% | .53% | .24% | .15% | .12% |
| Lease financing | 2.82 | 1.36 | .61 | .46 | .85 |
| Total commercial | 1.75 | .63 | .29 | .18 | .20 |
| **Commercial Real Estate** | | | | | |
| Commercial mortgages | .42 | .15 | .06 | .01 | .03 |
| Construction and development | 5.35 | 1.48 | .11 | .01 | (.04) |
| Total commercial real estate | 1.82 | .55 | .08 | .01 | .01 |
| **Residential Mortgages** | 2.00 | 1.01 | .28 | .19 | .20 |
| **Retail** | | | | | |
| Credit card (a) | 6.90 | 4.73 | 3.34 | 2.88 | 4.20 |
| Retail leasing | .74 | .65 | .25 | .20 | .35 |
| Home equity and second mortgages | 1.75 | 1.01 | .46 | .33 | .46 |
| Other retail | 1.85 | 1.39 | .96 | .85 | 1.33 |
| Total retail | 2.95 | 1.92 | 1.17 | .92 | 1.30 |
| Total loans, excluding covered assets | 2.23 | 1.10 | .54 | .39 | .52 |
| **Covered assets** | .09 | .38 | – | – | – |
| Total loans | 2.08% | 1.10% | .54% | .39% | .52% |

*(a) Net charge-offs as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 7.14 percent for the year ended December 31, 2009.*

The Company expects nonperforming assets, including OREO, to continue to increase in early 2010, however at a decreasing rate as compared with prior quarters, as difficult economic conditions affect more borrowers in both the commercial and consumer loan portfolios.

The $1.9 billion increase in total nonperforming assets at December 31, 2008, as compared with December 31, 2007, was driven primarily by stress in the residential construction portfolio and related industries, as well as the residential mortgage portfolio, an increase in foreclosed properties and the impact of the economic slowdown on other commercial customers.

***Analysis of Loan Net Charge-Offs*** Total loan net charge-offs were $3.9 billion in 2009, compared with $1.8 billion in 2008 and $792 million in 2007. The ratio of total loan net charge-offs to average loans was 2.08 percent in 2009, compared with 1.10 percent in 2008 and .54 percent in 2007. The increase in net charge-offs in 2009, compared with 2008, was driven by economic factors affecting the residential housing markets, including homebuilding and related industries, commercial real estate properties and credit costs associated with credit card and other consumer and commercial loans as the economy weakened and unemployment increased. Given current economic conditions and the weakness in home prices and the economy in general, the Company expects net charge-offs will increase in early 2010, but expects the rate of increase will decline.

Commercial and commercial real estate loan net charge-offs for 2009 were $1.5 billion (1.78 percent of average loans outstanding), compared with $514 million (.60 percent of average loans outstanding) in 2008 and $159 million (.21 percent of average loans outstanding) in 2007. The increase in net charge-offs in 2009, compared with 2008 and the increase in 2008, compared with 2007, reflected continuing stress within the portfolios, especially residential homebuilding and commercial real estate, along with the impact of weak economic conditions on the commercial loan portfolios.

Residential mortgage loan net charge-offs for 2009 were $489 million (2.00 percent of average loans outstanding), compared with $234 million (1.01 percent of average loans outstanding) in 2008 and $61 million (.28 percent of average loans outstanding) in 2007. Retail loan net charge-offs for 2009 were $1.8 billion (2.95 percent of average loans outstanding), compared with $1.1 billion (1.92 percent of average loans outstanding) in 2008 and $572 million (1.17 percent of average loans outstanding) in 2007. The increases in residential mortgage and retail loan net charge-offs in 2009, compared with 2008, reflected the adverse impact of current economic conditions on consumers, as rising unemployment levels increased losses in prime-based residential portfolios and credit cards. The increases in 2008, compared with 2007, reflected decreasing residential real estate values in some markets and growth in credit card and other consumer loan balances, as well as the adverse impact of weak economic conditions on consumers.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding managed by the consumer finance division, compared with other retail loans:

| Year Ended December 31 (Dollars in Millions) | Average Loans | | Percent of Average Loans | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Consumer Finance (a)** | | | | |
| Residential mortgages . . . | $ 9,973 | $ 9,923 | 3.80% | 1.96% |
| Home equity and second mortgages. . . . . . . . . . | 2,457 | 2,050 | 6.43 | 5.71 |
| Other retail . . . . . . . . . . . | 571 | 461 | 5.78 | 5.86 |
| **Other Retail** | | | | |
| Residential mortgages . . . | $14,508 | $13,334 | .76% | .30% |
| Home equity and second mortgages. . . . . . . . . . | 16,878 | 15,500 | 1.07 | .39 |
| Other retail . . . . . . . . . . . | 22,285 | 20,210 | 1.75 | 1.29 |
| **Total Company** | | | | |
| Residential mortgages . . . | $24,481 | $23,257 | 2.00% | 1.01% |
| Home equity and second mortgages. . . . . . . . . . | 19,335 | 17,550 | 1.75 | 1.01 |
| Other retail . . . . . . . . . . . | 22,856 | 20,671 | 1.85 | 1.39 |

(a) *Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.*

The following table provides further information on net charge-offs as a percent of average loans outstanding for the consumer finance division:

| Year Ended December 31 (Dollars in Millions) | Average Loans | | Percent of Average Loans | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Residential mortgages** | | | | |
| Sub-prime borrowers . . . . | $2,674 | $3,101 | 6.02% | 3.51% |
| Other borrowers . . . . . . . | 7,299 | 6,822 | 2.99 | 1.25 |
| **Total** . . . . . . . . . . . . . | $9,973 | $9,923 | 3.80% | 1.96% |
| **Home equity and second mortgages** | | | | |
| Sub-prime borrowers . . . . | $ 670 | $ 799 | 11.79% | 10.01% |
| Other borrowers . . . . . . . | 1,787 | 1,251 | 4.42 | 2.96 |
| **Total** . . . . . . . . . . . . . | $2,457 | $2,050 | 6.43% | 5.71% |

***Analysis and Determination of the Allowance for Credit Losses*** The allowance for loan losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio, and considers credit loss protection from loss sharing agreements with the FDIC. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company's analysis of credit losses and reported reserve ratios.

At December 31, 2009, the allowance for credit losses was $5.3 billion (2.69 percent of total loans and 3.04 percent of loans excluding covered assets), compared with an allowance of $3.6 billion (1.96 percent of total loans and 2.09 percent of loans excluding covered assets) at December 31, 2008, and $2.3 billion (1.47 percent of total loans) at December 31, 2007. The ratio of the allowance for credit losses to nonperforming loans was 97 percent (153 percent excluding covered assets) at December 31, 2009, compared with 151 percent (206 percent excluding covered assets) and 406 percent at December 31, 2008 and 2007, respectively. The ratio of the allowance for credit losses to loan net charge-offs at December 31, 2009, was 136 percent (both including and excluding covered assets), compared with 200 percent (201 percent excluding covered assets) and 285 percent at December 31, 2008 and 2007, respectively. Management determined the allowance for credit losses was appropriate at December 31, 2009.

Several factors were taken into consideration in evaluating the allowance for credit losses at December 31, 2009, including the risk profile of the portfolios, loan net charge-offs during the period, the level of nonperforming assets, accruing loans 90 days or more past due, delinquency ratios and changes in restructured loan balances. Management also considered the uncertainty related to certain industry sectors, and the extent of credit exposure to specific borrowers within the portfolio. In addition, concentration risks associated with commercial real estate and the mix of loans, including credit cards, loans originated through the consumer finance division and residential mortgages balances, and their relative credit risks, were evaluated. Finally, the Company considered current economic conditions that might impact the portfolio. Management determines the allowance that is required for specific loan categories based on relative risk characteristics of the loan portfolio. On an ongoing basis, management evaluates its methods for determining the allowance for each element of the portfolio and makes enhancements considered appropriate. Table 17 shows the amount of the allowance for credit losses by portfolio category.

## Table 16 Summary of Allowance for Credit Losses

| (Dollars in Millions) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Balance at beginning of year | $3,639 | $2,260 | $2,256 | $2,251 | $2,269 |
| **Charge-Offs** | | | | | |
| Commercial | | | | | |
| Commercial | 769 | 282 | 154 | 121 | 140 |
| Lease financing | 227 | 113 | 63 | 51 | 76 |
| Total commercial | 996 | 395 | 217 | 172 | 216 |
| Commercial real estate | | | | | |
| Commercial mortgages | 103 | 34 | 16 | 11 | 16 |
| Construction and development | 516 | 139 | 10 | 1 | 3 |
| Total commercial real estate | 619 | 173 | 26 | 12 | 19 |
| Residential mortgages | 493 | 236 | 63 | 43 | 39 |
| Retail | | | | | |
| Credit card | 1,093 | 630 | 389 | 256 | 313 |
| Retail leasing | 47 | 41 | 23 | 25 | 38 |
| Home equity and second mortgages | 347 | 185 | 82 | 62 | 83 |
| Other retail | 504 | 344 | 232 | 193 | 241 |
| Total retail | 1,991 | 1,200 | 726 | 536 | 675 |
| Covered assets | 12 | 5 | – | – | – |
| Total charge-offs | 4,111 | 2,009 | 1,032 | 763 | 949 |
| **Recoveries** | | | | | |
| Commercial | | | | | |
| Commercial | 30 | 27 | 52 | 61 | 95 |
| Lease financing | 40 | 26 | 28 | 27 | 34 |
| Total commercial | 70 | 53 | 80 | 88 | 129 |
| Commercial real estate | | | | | |
| Commercial mortgages | 2 | 1 | 4 | 8 | 10 |
| Construction and development | 3 | – | – | – | 6 |
| Total commercial real estate | 5 | 1 | 4 | 8 | 16 |
| Residential mortgages | 4 | 2 | 2 | 2 | 3 |
| Retail | | | | | |
| Credit card | 62 | 65 | 69 | 36 | 35 |
| Retail leasing | 11 | 6 | 7 | 11 | 12 |
| Home equity and second mortgages | 9 | 7 | 8 | 12 | 15 |
| Other retail | 81 | 56 | 70 | 62 | 54 |
| Total retail | 163 | 134 | 154 | 121 | 116 |
| Covered assets | 1 | – | – | – | – |
| Total recoveries | 243 | 190 | 240 | 219 | 264 |
| **Net Charge-Offs** | | | | | |
| Commercial | | | | | |
| Commercial | 739 | 255 | 102 | 60 | 45 |
| Lease financing | 187 | 87 | 35 | 24 | 42 |
| Total commercial | 926 | 342 | 137 | 84 | 87 |
| Commercial real estate | | | | | |
| Commercial mortgages | 101 | 33 | 12 | 3 | 6 |
| Construction and development | 513 | 139 | 10 | 1 | (3) |
| Total commercial real estate | 614 | 172 | 22 | 4 | 3 |
| Residential mortgages | 489 | 234 | 61 | 41 | 36 |
| Retail | | | | | |
| Credit card | 1,031 | 565 | 320 | 220 | 278 |
| Retail leasing | 36 | 35 | 16 | 14 | 26 |
| Home equity and second mortgages | 338 | 178 | 74 | 50 | 68 |
| Other retail | 423 | 288 | 162 | 131 | 187 |
| Total retail | 1,828 | 1,066 | 572 | 415 | 559 |
| Covered assets | 11 | 5 | – | – | – |
| Total net charge-offs | 3,868 | 1,819 | 792 | 544 | 685 |
| Provision for credit losses | 5,557 | 3,096 | 792 | 544 | 666 |
| Acquisitions and other changes | (64) | 102 | 4 | 5 | 1 |
| Balance at end of year | $5,264 | $3,639 | $2,260 | $2,256 | $2,251 |
| **Components** | | | | | |
| Allowance for loan losses | $5,079 | $3,514 | $2,058 | $2,022 | $2,041 |
| Liability for unfunded credit commitments | 185 | 125 | 202 | 234 | 210 |
| Total allowance for credit losses | $5,264 | $3,639 | $2,260 | $2,256 | $2,251 |
| Allowance for credit losses as a percentage of | | | | | |
| Period-end loans, excluding covered assets | 3.04% | 2.09% | 1.47% | 1.57% | 1.65% |
| Nonperforming loans, excluding covered assets | 153 | 206 | 406 | 480 | 414 |
| Nonperforming assets, excluding covered assets | 135 | 184 | 328 | 384 | 350 |
| Net charge-offs, excluding covered assets | 136 | 201 | 285 | 415 | 329 |
| Period-end loans | 2.69% | 1.96% | 1.47% | 1.57% | 1.65% |
| Nonperforming loans | 97 | 151 | 406 | 480 | 414 |
| Nonperforming assets | 89 | 139 | 328 | 384 | 350 |
| Net charge-offs | 136 | 200 | 285 | 415 | 329 |

## Table 17 Elements of the Allowance for Credit Losses

| December 31 (Dollars in Millions) | Allowance Amount | | | | | Allowance as a Percent of Loans | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 | 2009 | 2008 | 2007 | 2006 | 2005 |
| **Commercial** | | | | | | | | | | |
| Commercial | $1,026 | $ 782 | $ 860 | $ 665 | $ 656 | 2.43% | 1.57% | 1.92% | 1.64% | 1.73% |
| Lease financing | 182 | 208 | 146 | 90 | 105 | 2.78 | 3.03 | 2.34 | 1.62 | 2.06 |
| Total commercial | 1,208 | 990 | 1,006 | 755 | 761 | 2.48 | 1.75 | 1.97 | 1.63 | 1.77 |
| **Commercial Real Estate** | | | | | | | | | | |
| Commercial mortgages | 548 | 258 | 150 | 126 | 115 | 2.17 | 1.10 | .74 | .64 | .57 |
| Construction and development | 453 | 191 | 108 | 74 | 53 | 5.16 | 1.95 | 1.19 | .83 | .65 |
| Total commercial real estate | 1,001 | 449 | 258 | 200 | 168 | 2.94 | 1.35 | .88 | .70 | .59 |
| **Residential Mortgages** | 672 | 524 | 131 | 58 | 39 | 2.58 | 2.22 | .58 | .27 | .19 |
| **Retail** | | | | | | | | | | |
| Credit card | 1,495 | 926 | 487 | 298 | 284 | 8.89 | 6.85 | 4.45 | 3.44 | 3.98 |
| Retail leasing | 30 | 49 | 17 | 15 | 24 | .66 | .96 | .28 | .22 | .33 |
| Home equity and second mortgages | 374 | 255 | 114 | 52 | 62 | 1.92 | 1.33 | .69 | .33 | .41 |
| Other retail | 467 | 372 | 247 | 177 | 188 | 2.02 | 1.65 | 1.42 | 1.08 | 1.26 |
| Total retail | 2,366 | 1,602 | 865 | 542 | 558 | 3.70 | 2.65 | 1.70 | 1.14 | 1.26 |
| **Covered Assets** | 17 | 74 | – | – | – | .08 | .65 | – | – | – |
| Total allocated allowance | 5,264 | 3,639 | 2,260 | 1,555 | 1,526 | 2.69 | 1.96 | 1.47 | 1.08 | 1.12 |
| Available for other factors | – | – | – | 701 | 725 | – | – | – | .49 | .53 |
| Total allowance | $5,264 | $3,639 | $2,260 | $2,256 | $2,251 | 2.69% | 1.96% | 1.47% | 1.57% | 1.65% |

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain incurred but undetected losses are probable within the loan portfolios. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in its unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses from larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans, loan portfolio concentrations, and additional subjective considerations are among other factors. Because of these subjective factors, the process utilized to determine each element of the allowance for credit losses by specific loan category has some imprecision. As such, the Company estimates a range of incurred losses in the portfolio based on statistical analyses and management judgment. A statistical analysis attempts to measure the extent of imprecision and other uncertainty by determining the volatility of losses over time, across loan categories. Also, management judgmentally considers loan concentrations, risks associated with specific industries, the stage of the business cycle, economic conditions and other qualitative factors. Beginning in 2007, the Company assigned this element of the allowance to each portfolio type to better reflect the Company's risk in the specific portfolios. In years prior to 2007, this element of the allowance was separately categorized as "available for other factors".

The allowance recorded for commercial and commercial real estate loans is based, in part, on a regular review of individual credit relationships. The Company's risk rating process is an integral component of the methodology utilized to determine these elements of the allowance for credit losses. An allowance for credit losses is established for pools of commercial and commercial real estate loans and unfunded commitments based on the risk ratings assigned. An analysis of the migration of commercial and commercial real estate loans and actual loss experience is conducted quarterly to assess the exposure for credits with similar risk characteristics. In addition to its risk rating process, the Company separately analyzes the carrying value of impaired loans to determine whether the carrying value is less than or equal to the appraised collateral value or the present value of expected cash flows. Based on this analysis, an allowance for credit losses may be specifically established for impaired loans. The allowance established for commercial and commercial real estate loan portfolios, including impaired commercial and commercial real estate loans, was $2.2 billion at December 31, 2009, compared with $1.4 billion at December 31, 2008, and $1.3 billion at December 31, 2007. The increase in the allowance for commercial and commercial real estate loans of

$770 million at December 31, 2009, compared with December 31, 2008, reflected continuing stress in commercial real estate and residential housing, especially residential homebuilding and related industry sectors, along with the impact of the current economic conditions on the commercial loan portfolios.

The allowance recorded for the residential mortgages and retail loan portfolios is based on an analysis of product mix, credit scoring and risk composition of the portfolio, loss and bankruptcy experiences, economic conditions and historical and expected delinquency and charge-off statistics for each homogenous group of loans. Based on this information and analysis, an allowance was established approximating a twelve-month estimate of net charge-offs. For homogenous loans modified under a troubled debt restructuring, an allowance was established for any impairment to the recorded investment in the loan. The allowance established for residential mortgages was $672 million at December 31, 2009, compared with $524 million and $131 million at December 31, 2008 and 2007, respectively. The allowance established for retail loans was $2.4 billion at December 31, 2009, compared with $1.6 billion and $865 million at December 31, 2008 and 2007, respectively. The increase in the allowance for the residential mortgage and retail portfolios in 2009 reflected the adverse impact of current economic conditions on customers, as rising unemployment levels have increased losses in prime-based residential portfolios and credit cards.

The evaluation of the adequacy of the allowance for credit losses for purchased non-impaired loans acquired on or after January 1, 2009 considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses is recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans, however, the Company records a provision for loan losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the FDIC, exceeds any remaining credit discounts.

The evaluation of the adequacy of the allowance for credit losses for purchased impaired loans considers the expected cash flows to be collected from the borrower. These loans are initially recorded at fair value and therefore no allowance for loan losses is recorded at the purchase date. Subsequent to the purchase date, the expected cash flows of the impaired loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses, net of any expected reimbursement under loss sharing agreements with the FDIC.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

***Residual Value Risk Management*** The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the "Credit Risk Management" section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $2.9 billion of retail leasing residuals at December 31, 2009, compared with $3.2 billion at December 31, 2008. The Company monitors concentrations of leases by manufacturer and vehicle "make and model." As of December 31, 2009, vehicle lease residuals related to sport utility vehicles were 41.0 percent of the portfolio while upscale and mid-range vehicle classes represented approximately 26.4 percent and 14.8 percent, respectively. At year-end 2009, the largest vehicle-type concentration represented approximately 6 percent of the aggregate residual value of the vehicles in the portfolio.

Because retail residual valuations tend to be less volatile for longer-term leases, relative to the estimated residual at inception of the lease, the Company actively manages lease origination production to achieve a longer-term portfolio. At December 31, 2009, the weighted-average origination term of the portfolio was 45 months, compared with 47 months at December 31, 2008. During the several years prior to 2008, vehicle sales volumes experienced strong growth driven by manufacturer incentives, consumer spending levels and strong economic conditions. In 2008, sales of used vehicles softened due to the overall weakening of the economy. As a result, the Company's portfolio experienced deterioration in residual values in 2008 in all categories, most notably sport utility vehicles and luxury models, as a result of higher fuel prices and weak economic conditions. In 2009, sales of vehicles were affected by the financial condition of the automobile manufacturers and various government programs and involvement with the manufacturers. Used vehicle pricing improved substantially throughout 2009. As a result, residual value losses for the retail leasing portfolio decreased in 2009, compared with 2008. Currently, management expects used vehicle values in 2010 to remain at levels similar to those experienced in 2009.

At December 31, 2009, the commercial leasing portfolio had $701 million of residuals, compared with $690 million at December 31, 2008. At year-end 2009, lease residuals related to trucks and other transportation equipment were 30.1 percent of the total residual portfolio. Business and office equipment represented 18.3 percent of the aggregate portfolio, while railcars and aircraft were 16.3 percent and 10.1 percent, respectively. No other significant concentrations of more than 10 percent existed at December 31, 2009.

***Operational Risk Management*** Operational risk represents the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company's objectives. In the event of a breakdown in the internal control system, improper operation of systems or improper employees' actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Risk Management Committee of the Company's Board of Directors provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Management Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data. Business managers ensure that the controls are appropriate and are implemented as designed.

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company's internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk related reporting to the Risk Management Committee of the Board of Directors.

Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 22 of the Notes to Consolidated Financial Statements for further discussion on merchant processing. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data centers supporting customer applications and business operations.

While the Company believes that it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

***Interest Rate Risk Management*** In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee ("ALCO") and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

***Net Interest Income Simulation Analysis*** One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company's assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point ("bps") upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 bps as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management's outlook and re-pricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by the ALCO monthly and are used to guide asset/liability management strategies.

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2009 and 2008, the Company was within this policy.

***Market Value of Equity Modeling*** The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company's assets and liabilities and off-balance sheet instruments will change given a change in interest rates. The ALCO policy limits the change in market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 4.3 percent decrease in the market value of equity at December 31, 2009, compared with a 7.6 percent decrease at December 31, 2008. A 200 bps decrease would have resulted in a 2.8 percent decrease in the market value of equity at December 31, 2009, compared with a 2.8 percent decrease at December 31, 2008.

The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management's expectation of rate behavior. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

***Use of Derivatives to Manage Interest Rate and Other Risks*** To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations ("asset and liability management positions"), the Company enters into derivative transactions. The Company uses

## Sensitivity of Net Interest Income

| | December 31, 2009 | | | | December 31, 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | Down 50 bps Immediate | Up 50 bps Immediate | Down 200 bps Gradual* | Up 200 bps Gradual | Down 50 bps Immediate | Up 50 bps Immediate | Down 200 bps Gradual* | Up 200 bps Gradual |
| Net interest income | * | .43% | * | 1.00% | * | .37% | * | 1.05% |

* Given the current level of interest rates, a downward rate scenario can not be computed.

derivatives for asset and liability management purposes primarily in the following ways:

- To convert fixed-rate debt, issued to finance the Company, from fixed-rate payments to floating-rate payments;
- To convert the cash flows associated with floating-rate debt, issued to finance the Company, from floating-rate payments to fixed-rate payments; and
- To mitigate changes in value of the Company's mortgage origination pipeline, mortgage loans held for sale and MSRs.

To manage these risks, the Company may enter into exchange-traded and over-the-counter derivative contracts, including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to accommodate the business requirements of its customers ("customer-related positions"). The Company minimizes the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements. In particular, the Company enters into U.S. Treasury futures, options on U.S. Treasury futures contracts and forward commitments to buy residential mortgage loans to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges.

Additionally, the Company uses forward commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2009, the Company had $8.3 billion of forward commitments to sell mortgage loans hedging $4.3 billion of mortgage loans held for sale and $5.7 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedge activities, and the Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, entering into master netting agreements with its counterparties, requiring collateral agreements with credit-rating thresholds and, in certain cases, though insignificant, transferring the counterparty credit risk related to interest rate swaps to third-parties through the use of risk participation agreements.

For additional information on derivatives and hedging activities, refer to Note 20 in the Notes to Consolidated Financial Statements.

***Market Risk Management*** In addition to interest rate risk, the Company is exposed to other forms of market risk as a consequence of conducting normal trading activities. These trading activities principally support the risk management processes of the Company's customers, including their management of foreign currency, interest rate risks and funding activities. The Company also manages market risk of non-trading business activities, including its MSRs and loans held-for-sale. The Company uses a Value at Risk ("VaR") approach to measure general market risk. Theoretically, VaR represents the amount the Company has at risk of loss to adverse market movements over a specified time horizon. The Company measures VaR at the ninety-ninth percentile using distributions derived from past market data. On average, the Company expects the one day VaR to be exceeded two to three times per year. The Company monitors the effectiveness of its risk program by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. As part of its market risk management approach, the Company sets and monitors VaR limits for each trading portfolio. The Company's trading VaR did not exceed $4 million during 2009 and $1 million during 2008.

***Liquidity Risk Management*** The ALCO establishes policies and guidelines, as well as analyzes and manages liquidity, to ensure that adequate funds are available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and wholesale funds.

During 2008 and 2009, the financial markets were challenging for many financial institutions. As a result of these financial market conditions, many banks experienced liquidity constraints, substantially increased pricing to retain deposits or utilized the Federal Reserve System discount

## Table 18 Debt Ratings

| | Moody's | Standard & Poor's | Fitch | Dominion Bond Rating Service |
|---|---|---|---|---|
| **U.S. Bancorp** | | | | |
| Short-term borrowings | | | F1+ | R-1 (middle) |
| Senior debt and medium-term notes | Aa3 | A+ | AA- | AA |
| Subordinated debt | A1 | A | A+ | AA (low) |
| Preferred stock | A2 | BBB+ | A | A |
| Commercial paper | P-1 | A-1 | F1+ | R-1 (middle) |
| **U.S. Bank National Association** | | | | |
| Short-term time deposits | P-1 | A-1+ | F1+ | R-1 (high) |
| Long-term time deposits | Aa1 | AA- | AA | AA (high) |
| Bank notes | Aa1/P-1 | AA-/A-1+ | AA-/F1+ | AA (high) |
| Subordinated debt | Aa2 | A+ | A+ | AA |
| Commercial paper | P-1 | A-1+ | F1+ | R-1 (high) |

window to secure adequate funding. In an effort to restore confidence in the financial system and strengthen financial institutions, the United States Congress temporarily increased the standard FDIC coverage limit on deposits from $100,000 per depositor to $250,000 per depositor. This increase is effective through the end of 2013. Additionally, in the fourth quarter of 2008, the FDIC instituted the Temporary Liquidity Guarantee Program ("TLGP"). The TLGP consists of two components. First, the FDIC guaranteed, for a fee, certain new senior unsecured debt issued by a bank, thrift or bank holding company in 2009. The Company issued $2.7 billion of debt under this program, but did not participate after issuing non-guaranteed debt in May 2009. Second, for a fee, the program provides unlimited FDIC coverage for noninterest-bearing transaction deposit accounts. The Company participated in the transaction account guarantee program through 2009, but has elected not to participate beyond 2009.

Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. The Company's performance in these areas has enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets. This has allowed the Company to maintain a strong liquidity position, as depositors and investors in the wholesale funding markets seek stable financial institutions. Liquidity management is viewed from long-term and short-term perspectives, as well as from an asset and liability perspective. Management monitors liquidity through a regular review of maturity profiles, funding sources, and loan and deposit forecasts to minimize funding risk.

The ALCO reviews the Company's ability to meet funding requirements due to adverse business or market events. The Company stresses its liquidity position regularly and maintains contingency plans that reflect its access to diversified funding sources. Also, the Company's liquidity policies require diversification of wholesale funding sources to avoid maturity, name and market concentrations. Certain subsidiary companies are members of various Federal Home Loan Banks ("FHLB") that provide a source of funding through FHLB advances. The Company maintains a Grand Cayman branch for issuing eurodollar time deposits. In addition, the Company establishes relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term bank notes. The Company's subsidiary banks also have significant correspondent banking networks and relationships. Accordingly, the Company has access to national fed funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.

The Company's ability to raise negotiated funding at competitive prices is influenced by rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Table 18 details the rating agencies' most recent assessments.

The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities.

Under United States Securities and Exchange Commission rules, the parent company is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance

## Table 19 Contractual Obligations

| December 31, 2009 (Dollars in Millions) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| | One Year or Less | Over One Through Three Years | Over Three Through Five Years | Over Five Years | Total |
| **Contractual Obligations (a)** | | | | | |
| Long-term debt (b) | $6,473 | $9,030 | $5,076 | $12,001 | $32,580 |
| Capital leases | 7 | 13 | 9 | 16 | 45 |
| Operating leases | 191 | 321 | 250 | 379 | 1,141 |
| Purchase obligations | 129 | 142 | 38 | – | 309 |
| Benefit obligations (c) | 35 | 77 | 82 | 224 | 418 |
| Total | $6,835 | $9,583 | $5,455 | $12,620 | $34,493 |

*(a) Unrecognized tax positions of $440 million at December 31, 2009, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.*
*(b) In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest-bearing assets.*
*(c) Amounts only include obligations related to the unfunded non-qualified pension plans and post-retirement medical plan.*

capacity. "Well-known seasoned issuers" generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company's ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company's Board of Directors and/or the ALCO policy.

At December 31, 2009, parent company long-term debt outstanding was $14.5 billion, compared with $10.8 billion at December 31, 2008. Long-term debt activity in 2009 included issuances of $2.7 billion of medium-term notes guaranteed under the TLGP and $1.8 billion of notes not guaranteed under this program, and $.5 billion of junior subordinated debentures. These issuances were partially offset by $1.0 billion of medium-term note maturities. Total parent company debt scheduled to mature in 2010 is $4.8 billion. These debt obligations may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents. During 2009, the Company raised $2.7 billion through the sale of its common stock.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $2.8 billion at December 31, 2009. For further information, see Note 23 of the Notes to Consolidated Financial Statements.

***Off-Balance Sheet Arrangements*** Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements include certain defined guarantees, asset securitization trusts and conduits. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.

In the ordinary course of business, the Company enters into an array of commitments to extend credit, letters of credit and various forms of guarantees that may be considered off-balance sheet arrangements. The nature and extent of these arrangements are provided in Note 22 of the Notes to Consolidated Financial Statements.

The Company has not significantly utilized asset securitizations or conduits as a source of funding. The Company sponsors an off-balance sheet conduit to which it transferred high-grade investment securities in previous years, initially funded by the conduit's issuance of commercial paper. The conduit held assets of $.6 billion at December 31, 2009, compared with $.8 billion at December 31, 2008. During 2008, the conduit ceased issuing commercial paper and began to draw upon a Company-provided liquidity facility to replace outstanding commercial paper as it matured. At December 31, 2009, the amount advanced to the conduit under the liquidity facility was $.7 billion, compared with $.9 billion at December 31, 2008, and was recorded on the Company's balance sheet in commercial loans.

Under accounting rules applicable through 2009, the Company considered the conduit to be a variable interest

## Table 20 Regulatory Capital Ratios

| At December 31 (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| **U.S. Bancorp** | | |
| Tier 1 capital | $22,610 | $24,426 |
| As a percent of risk-weighted assets | 9.6% | 10.6% |
| As a percent of adjusted quarterly average assets (leverage ratio) | 8.5% | 9.8% |
| Total risk-based capital | $30,458 | $32,897 |
| As a percent of risk-weighted assets | 12.9% | 14.3% |
| **Bank Subsidiaries** | | |
| **U.S. Bank National Association** | | |
| Tier 1 capital | 7.2% | 6.6% |
| Total risk-based capital | 11.2 | 10.5 |
| Leverage | 6.3 | 6.1 |
| **U.S. Bank National Association ND** | | |
| Tier 1 capital | 13.2% | 14.3% |
| Total risk-based capital | 16.5 | 17.8 |
| Leverage | 12.8 | 12.6 |
| **Bank Regulatory Capital Requirements** | Minimum | Well-Capitalized |
| Tier 1 capital | 4.0% | 6.0% |
| Total risk-based capital | 8.0 | 10.0 |
| Leverage | 4.0 | 5.0 |

entity. The Company was not the primary beneficiary of the conduit as it did not absorb the majority of the variability of the conduit's cash flows or fair value. The Company will consolidate the conduit beginning in 2010 as a result of a change in the accounting rules related to variable interest entities.

***Capital Management*** The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. To achieve these capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, common stock and other capital instruments.

On May 7, 2009, the Federal Reserve completed an assessment of the capital adequacy of the nineteen largest domestic bank holding companies. Based on the results of their capital adequacy assessment, the Federal Reserve projected the Company's capital would be sufficient under the Federal Reserve's projected scenarios. Following a $2.7 billion sale of common stock and issuance of $1.0 billion of non-guaranteed medium-term notes, the Company received approval to redeem the $6.6 billion of preferred stock previously issued to the U.S. Department of the Treasury on November 14, 2008, under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008. The Company completed the redemption of the preferred stock on June 17, 2009, and on July 15, 2009, repurchased the common stock warrant issued in conjunction with the preferred stock from the U.S. Department of the Treasury for $139 million. Refer to Note 15 in the Notes to Consolidated Financial Statements for further information.

The Company repurchased an immaterial number of shares of its common stock in 2009, compared with 2 million shares in 2008, under various authorizations approved by its Board of Directors. The average price paid for the shares repurchased in 2009 was $14.02 per share, compared with $33.59 per share in 2008. As of December 31, 2009, the Company had approximately 20 million shares that may yet be purchased under the current Board of Director approved authorization. For a complete analysis of activities impacting shareholders' equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders' equity was $26.0 billion at December 31, 2009, compared with $26.3 billion at December 31, 2008. The decrease was principally the result of the preferred stock redemption and repurchase of the common stock warrant, partially offset by corporate earnings, the proceeds from the public offering of the Company's common stock and changes in unrealized gains and losses on available-for-sale investment securities and derivatives included in other comprehensive income.

Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the "well-capitalized" threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized each of the Company's banks as "well-capitalized", under the FDIC Improvement Act prompt corrective action provisions applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of any covered subsidiary banks.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2009, U.S. Bank National Association met these requirements.

Table 20 provides a summary of capital ratios as of December 31, 2009 and 2008, including Tier 1 and total risk-based capital ratios, as defined by the regulatory agencies.

The Company believes certain capital ratios in addition to regulatory capital ratios are useful in evaluating its capital adequacy. The Company's Tier 1 common and tangible common equity, as a percent of risk-weighted assets, was 6.8 percent and 6.1 percent, respectively, at December 31, 2009, compared with 5.1 percent and 3.7 percent, respectively, at December 31, 2008. The Company's tangible common equity divided by tangible assets was 5.3 percent at December 31, 2009, compared with 3.3 percent at December 31, 2008. Refer to "Non-Regulatory Capital Ratios" for further information regarding the calculation of these measures.

## Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $602 million for the fourth quarter of 2009, or $.30 per diluted common share, compared with $330 million, or $.15 per diluted common share, for the fourth quarter of 2008. Return on average assets and return on average common equity were .86 percent and 9.6 percent, respectively, for the fourth quarter of 2009, compared with returns of .51 percent and 5.3 percent, respectively, for the fourth quarter of 2008. In light of the credit deterioration arising from the current economic environment, the Company strengthened its allowance for credit losses in the fourth quarter of 2009 by recording $278 million of provision for credit losses in excess of net charge-offs. The Company also recorded $158 million of net securities losses in the fourth quarter, including $179 million of impairments, partially offset by $21 million of net gains on the sale of securities. The $179 million of impairments was principally due to the anticipated exchange of a structured investment vehicle for its underlying securities. This structured investment vehicle was purchased from an affiliate in the fourth quarter of 2007 and represents the last such investment expected to be restructured through an exchange of securities. Significant items reflected in the fourth quarter of 2008 results included $635 million of provision for credit losses in excess of net charge-offs, $253 million of net securities losses and a Visa Gain of $59 million.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2009, was $752 million (20.8 percent) higher than the fourth quarter of 2008, reflecting a 9.2 percent increase in net interest income and a 37.8 percent increase in noninterest income. The increase in net interest income from 2008 was largely the result of growth in average earning assets and an increase in lower cost core deposit funding, both of which reflected acquisitions. Noninterest income increased principally due to growth in mortgage banking revenue, a decrease in net securities losses, and lower retail lease residual valuation losses, partially offset by the fourth quarter 2008 Visa Gain.

Fourth quarter net interest income, on a taxable-equivalent basis was $2.4 billion, compared with $2.2 billion in the fourth quarter of 2008. Average earning assets for the period increased over the fourth quarter of 2008 by $19.4 billion (8.6 percent), driven by an increase of $14.4 billion (8.2 percent) in average loans and $2.2 billion (5.2 percent) in average investment securities. The net interest margin in the fourth quarter of 2009 was 3.83 percent, compared with 3.81 percent in the fourth quarter of 2008.

Noninterest income in the fourth quarter of 2009 was $2.0 billion, compared with $1.5 billion in the same period of 2008, an increase of $553 million (37.8 percent).

Mortgage banking revenue increased $195 million as the lower interest rate environment drove strong mortgage loan production and related gains, the net change in the valuation of MSRs and related economic hedging activities was favorable and servicing income increased. Other income increased $184 million due to lower retail lease residual valuation losses, improving equity investment revenue and a payments-related contract termination gain, partially offset by the 2008 Visa Gain. In addition, net securities losses decreased $95 million. The increase in noninterest income was also due to higher fee-based payments-related income of $70 million (10.3 percent) and an increase in commercial products revenue of $54 million (41.2 percent) due to stronger capital markets, standby letters of credit and other commercial loan fees. Trust and investment management fees declined $23 million (7.7 percent) due to lower account-level fees and the impact of interest rates on money market investment fees. Investment product fees and commissions decreased $10 million (27.0 percent) due to lower sales levels from a year ago. Deposit service charges decreased $22 million (8.5 percent) primarily due to a decrease in the number of overdraft incidences, which more than offset deposit account growth.

Noninterest expense was $2.2 billion in the fourth quarter of 2009, an increase of $290 million (15.0 percent) from the fourth quarter of 2008. The increase in noninterest expense was principally due to the impact of acquisitions, and higher FDIC deposit insurance expense, marketing and business development expense and costs related to investments in affordable housing and other tax-advantaged projects. Compensation expense increased $46 million (6.0 percent) and employee benefits increased $21 million (16.9 percent), reflecting acquisitions and higher pension costs. Net occupancy and equipment expense increased $12 million (5.9 percent) and professional services expense increased $8 million (11.0 percent) due principally to acquisitions and other business initiatives. Marketing and business development expense increased $15 million (16.7 percent) due to costs related to the introduction of new credit card products, while technology and

## Table 21 Fourth Quarter Results

| (Dollars and Shares in Millions, Except Per Share Data) | Three Months Ended December 31, 2009 | 2008 |
|---|---|---|
| **Condensed Income Statement** | | |
| Net interest income (taxable-equivalent basis) (a) | $2,360 | $2,161 |
| Noninterest income | 2,174 | 1,716 |
| Securities gains (losses), net | (158) | (253) |
| Total net revenue | 4,376 | 3,624 |
| Noninterest expense | 2,228 | 1,938 |
| Provision for credit losses | 1,388 | 1,267 |
| Income before taxes | 760 | 419 |
| Taxable-equivalent adjustment | 50 | 40 |
| Applicable income taxes | 108 | 27 |
| Net income | 602 | 352 |
| Net income attributable to noncontrolling interests | – | (22) |
| Net income attributable to U.S. Bancorp | $ 602 | $ 330 |
| Net income applicable to U.S. Bancorp common shareholders | $ 580 | $ 259 |
| **Per Common Share** | | |
| Earnings per share | $ .30 | $ .15 |
| Diluted earnings per share | $ .30 | $ .15 |
| Dividends declared per share | $ .050 | $ .425 |
| Average common shares outstanding | 1,908 | 1,754 |
| Average diluted common shares outstanding | 1,917 | 1,763 |
| **Financial Ratios** | | |
| Return on average assets | .86% | .51% |
| Return on average common equity | 9.6 | 5.3 |
| Net interest margin (taxable-equivalent basis) (a) | 3.83 | 3.81 |
| Efficiency ratio | 49.1 | 50.0 |

*(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.*

communications expense increased $30 million (19.2 percent), primarily due to payments-related initiatives. Other intangibles expense increased $14 million (15.1 percent) due to acquisitions. Other expense increased $151 million (42.8 percent) due to higher FDIC deposit insurance expense, costs related to investments in affordable housing and other tax-advantaged projects, higher merchant processing expenses, growth in mortgage servicing expenses and costs associated with OREO.

The provision for credit losses for the fourth quarter of 2009 was $1.4 billion, an increase of $121 million (9.6 percent) over the same period of 2008. The provision for credit losses exceeded net charge-offs by $278 million in the fourth quarter of 2009, compared with $635 million in the fourth quarter of 2008. The increase in the provision for credit losses from 2008 reflected deterioration in economic conditions during most of the year and the corresponding impact on the commercial, commercial real estate and consumer loan portfolios. Net charge-offs in the fourth quarter of 2009 were $1.1 billion, compared with net charge-offs of $632 million during the fourth quarter of 2008.

The provision for income taxes for the fourth quarter of 2009 resulted in an effective tax rate of 15.2 percent compared with an effective tax rate of 7.1 percent in the fourth quarter of 2008. The increase in the effective rate for the fourth quarter of 2009, compared with the same period of the prior year, principally reflected the marginal impact of higher pre-tax earnings year-over-year.

## Line of Business Financial Review

The Company's major lines of business are Wholesale Banking, Consumer Banking, Wealth Management & Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance.

***Basis for Financial Presentation*** Business line results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment's financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line's operations are charged to the applicable business line based on its utilization of those services primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2009, certain organization and methodology changes were made, including those to more closely align capital allocation with Basel II requirements and to allocate the provision for credit losses based on net charge-offs and changes in the risks of specific loan portfolios. Previously, the provision in excess of net charge-offs remained in Treasury and Corporate Support, and the other lines of business' results included only the portion of the provision for credit losses equal to net charge-offs. Accordingly, 2008 results were restated and presented on a comparable basis. Due to organizational and methodology changes, the Company's basis of financial presentation differed in 2007. The presentation of comparative business line results for 2007 is not practical and has not been provided.

***Wholesale Banking*** Wholesale Banking offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients. Wholesale Banking contributed $240 million of the Company's net income in 2009, or a decrease of $662 million (73.4 percent) compared with 2008. The decrease was primarily driven by higher provision for credit losses and noninterest expense, partially offset by higher net revenue.

Total net revenue increased $171 million (5.8 percent) in 2009, compared with 2008. Net interest income, on a

## Table 22 Line of Business Financial Performance

| | Wholesale Banking | | | Consumer Banking | | |
|---|---|---|---|---|---|---|
| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | Percent Change | 2009 | 2008 | Percent Change |
| **Condensed Income Statement** | | | | | | |
| Net interest income (taxable-equivalent basis) | $ 2,144 | $ 2,091 | 2.5% | $ 4,049 | $ 3,898 | 3.9% |
| Noninterest income | 985 | 886 | 11.2 | 2,941 | 2,081 | 41.3 |
| Securities gains (losses), net | (3) | (22) | 86.4 | – | – | – |
| Total net revenue | 3,126 | 2,955 | 5.8 | 6,990 | 5,979 | 16.9 |
| Noninterest expense | 1,090 | 1,037 | 5.1 | 3,575 | 3,162 | 13.1 |
| Other intangibles | 24 | 21 | 14.3 | 89 | 62 | 43.5 |
| Total noninterest expense | 1,114 | 1,058 | 5.3 | 3,664 | 3,224 | 13.6 |
| Income before provision and income taxes | 2,012 | 1,897 | 6.1 | 3,326 | 2,755 | 20.7 |
| Provision for credit losses | 1,635 | 473 | * | 1,884 | 1,428 | 31.9 |
| Income before income taxes | 377 | 1,424 | (73.5) | 1,442 | 1,327 | 8.7 |
| Income taxes and taxable-equivalent adjustment | 138 | 522 | (73.6) | 525 | 484 | 8.5 |
| Net income | 239 | 902 | (73.5) | 917 | 843 | 8.8 |
| Net (income) loss attributable to noncontrolling interests | 1 | – | * | – | – | – |
| Net income attributable to U.S. Bancorp | $ 240 | $ 902 | (73.4) | $ 917 | $ 843 | 8.8 |
| **Average Balance Sheet** | | | | | | |
| Commercial | $39,802 | $40,233 | (1.1)% | $ 6,246 | $ 6,779 | (7.9)% |
| Commercial real estate | 21,490 | 19,203 | 11.9 | 11,487 | 11,338 | 1.3 |
| Residential mortgages | 84 | 88 | (4.5) | 24,006 | 22,779 | 5.4 |
| Retail | 53 | 75 | (29.3) | 44,398 | 41,028 | 8.2 |
| Total loans, excluding covered assets | 61,429 | 59,599 | 3.1 | 86,137 | 81,924 | 5.1 |
| Covered assets | – | – | – | 9,507 | 1,308 | * |
| Total loans | 61,429 | 59,599 | 3.1 | 95,644 | 83,232 | 14.9 |
| Goodwill | 1,474 | 1,424 | 3.5 | 3,169 | 2,484 | 27.6 |
| Other intangible assets | 90 | 65 | 38.5 | 1,658 | 1,717 | (3.4) |
| Assets | 65,839 | 64,892 | 1.5 | 109,056 | 94,207 | 15.8 |
| Noninterest-bearing deposits | 17,478 | 11,146 | 56.8 | 14,099 | 12,230 | 15.3 |
| Interest checking | 11,849 | 8,248 | 43.7 | 20,805 | 18,731 | 11.1 |
| Savings products | 9,270 | 6,600 | 40.5 | 26,535 | 20,716 | 28.1 |
| Time deposits | 13,043 | 15,652 | (16.7) | 25,111 | 19,024 | 32.0 |
| Total deposits | 51,640 | 41,646 | 24.0 | 86,550 | 70,701 | 22.4 |
| Total U.S. Bancorp shareholders' equity | 5,598 | 6,122 | (8.6) | 7,051 | 5,870 | 20.1 |

* *Not meaningful*

taxable-equivalent basis, increased $53 million (2.5 percent) in 2009, compared with 2008, driven by strong growth in deposits and improved spreads on loans, partially offset by the decline in the margin benefit of deposits in a declining interest rate environment. Noninterest income increased $118 million (13.7 percent) in 2009, compared with 2008. The increase was primarily due to higher treasury management, letters of credit, commercial loan, and capital markets fees, partially offset by declining valuations on equity investments.

Total noninterest expense increased $56 million (5.3 percent) in 2009, compared with 2008, primarily due to higher FDIC deposit insurance expense. The provision for credit losses increased $1.2 billion in 2009, compared with 2008. The unfavorable change was primarily due to an increase in net charge-offs and deterioration in the credit quality of commercial and commercial real estate loans. Nonperforming assets were $2.6 billion at December 31, 2009, compared with $1.3 billion at December 31, 2008. Nonperforming assets as a percentage of period-end loans were 4.42 percent at December 31, 2009, compared with 1.95 percent at December 31, 2008. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

| Wealth Management & Securities Services | | | Payment Services | | | Treasury and Corporate Support | | | Consolidated Company | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2009 | 2008 | Percent Change | 2009 | 2008 | Percent Change | 2009 | 2008 | Percent Change | 2009 | 2008 | Percent Change |
| $ 360 | $ 443 | (18.7)% | $ 1,178 | $ 1,023 | 15.2% | $ 985 | $ 411 | *% | $ 8,716 | $ 7,866 | 10.8% |
| 1,206 | 1,321 | (8.7) | 3,001 | 2,934 | 2.3 | 270 | 567 | (52.4) | 8,403 | 7,789 | 7.9 |
| – | – | – | – | – | – | (448) | (956) | 53.1 | (451) | (978) | 53.9 |
| 1,566 | 1,764 | (11.2) | 4,179 | 3,957 | 5.6 | 807 | 22 | * | 16,668 | 14,677 | 13.6 |
| 880 | 923 | (4.7) | 1,500 | 1,367 | 9.7 | 849 | 504 | 68.5 | 7,894 | 6,993 | 12.9 |
| 69 | 77 | (10.4) | 201 | 195 | 3.1 | 4 | – | * | 387 | 355 | 9.0 |
| 949 | 1,000 | (5.1) | 1,701 | 1,562 | 8.9 | 853 | 504 | 69.2 | 8,281 | 7,348 | 12.7 |
| 617 | 764 | (19.2) | 2,478 | 2,395 | 3.5 | (46) | (482) | 90.5 | 8,387 | 7,329 | 14.4 |
| 32 | 4 | * | 1,981 | 1,181 | 67.7 | 25 | 10 | * | 5,557 | 3,096 | 79.5 |
| 585 | 760 | (23.0) | 497 | 1,214 | (59.1) | (71) | (492) | 85.6 | 2,830 | 4,233 | (33.1) |
| 212 | 276 | (23.2) | 180 | 438 | (58.9) | (462) | (499) | 7.4 | 593 | 1,221 | (51.4) |
| 373 | 484 | (22.9) | 317 | 776 | (59.1) | 391 | 7 | * | 2,237 | 3,012 | (25.7) |
| – | – | – | (26) | (28) | 7.1 | (7) | (38) | 81.6 | (32) | (66) | 51.5 |
| $ 373 | $ 484 | (22.9) | $ 291 | $ 748 | (61.1) | $ 384 | $ (31) | * | $ 2,205 | $ 2,946 | (25.2) |
| | | | | | | | | | | | |
| $ 1,186 | $ 1,745 | (32.0)% | $ 4,677 | $ 4,617 | 1.3% | $ 916 | $ 933 | (1.8)% | $ 52,827 | $ 54,307 | (2.7)% |
| 566 | 533 | 6.2 | – | – | – | 208 | 36 | * | 33,751 | 31,110 | 8.5 |
| 385 | 387 | (.5) | – | – | – | 6 | 3 | * | 24,481 | 23,257 | 5.3 |
| 1,552 | 1,493 | 4.0 | 16,017 | 12,972 | 23.5 | 3 | 2 | 50.0 | 62,023 | 55,570 | 11.6 |
| 3,689 | 4,158 | (11.3) | 20,694 | 17,589 | 17.7 | 1,133 | 974 | 16.3 | 173,082 | 164,244 | 5.4 |
| – | – | – | – | – | – | 3,216 | – | * | 12,723 | 1,308 | * |
| 3,689 | 4,158 | (11.3) | 20,694 | 17,589 | 17.7 | 4,349 | 974 | * | 185,805 | 165,552 | 12.2 |
| 1,563 | 1,563 | – | 2,308 | 2,353 | (1.9) | 98 | – | * | 8,612 | 7,824 | 10.1 |
| 258 | 327 | (21.1) | 934 | 999 | (6.5) | 25 | 1 | * | 2,965 | 3,109 | (4.6) |
| 6,061 | 6,597 | (8.1) | 24,816 | 22,448 | 10.5 | 62,588 | 56,256 | 11.3 | 268,360 | 244,400 | 9.8 |
| 5,308 | 4,570 | 16.1 | 539 | 498 | 8.2 | 432 | 295 | 46.4 | 37,856 | 28,739 | 31.7 |
| 3,935 | 4,116 | (4.4) | 84 | 39 | * | 193 | 3 | * | 36,866 | 31,137 | 18.4 |
| 8,404 | 4,828 | 74.1 | 19 | 19 | – | 676 | 66 | * | 44,904 | 32,229 | 39.3 |
| 5,902 | 4,146 | 42.4 | 1 | 1 | – | 4,118 | 5,256 | (21.7) | 48,175 | 44,079 | 9.3 |
| 23,549 | 17,660 | 33.3 | 643 | 557 | 15.4 | 5,419 | 5,620 | (3.6) | 167,801 | 136,184 | 23.2 |
| 2,126 | 2,279 | (6.7) | 4,552 | 4,587 | (.8) | 6,980 | 3,712 | 88.0 | 26,307 | 22,570 | 16.6 |

***Consumer Banking*** Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking. Consumer Banking contributed $917 million of the Company's net income in 2009, or an increase of $74 million (8.8 percent), compared with 2008. Within Consumer Banking, the retail banking division contributed $359 million of the total net income in 2009, or a decrease of $392 million (52.2 percent) from the prior year. Mortgage banking contributed $558 million of the business line's net income in 2009, or an increase of $466 million over the prior year, reflecting strong mortgage loan production and improved loan sale profitability.

Total net revenue increased $1.0 billion (16.9 percent) in 2009, compared with 2008. Net interest income, on a taxable-equivalent basis, increased $151 million (3.9 percent) in 2009, compared with 2008. The year-over-year increase in net interest income was due to increases in average loan and deposit balances, partially offset by the decline in the margin benefit of deposits in a declining interest rate environment. The increase in average loan balances reflected core growth in most loan categories, with the largest increases in retail loans and residential mortgages. In addition, average loan balances increased due to the Downey and PFF acquisitions in the fourth quarter of 2008, reflected primarily in covered assets. The favorable change in retail loans was principally driven by increases in home equity and federally guaranteed student loan balances. The year-over-year increase in average deposits reflected core increases, primarily within savings and time deposits. In addition, average deposit balances increased due to the Downey and PFF acquisitions in the fourth quarter of 2008. Fee-based noninterest income increased $860 million (41.3 percent) in 2009, compared with 2008. The year-over-year increase in fee-based revenue was driven by higher mortgage banking revenue due to strong mortgage loan production and improved loan sale profitability, an improvement in retail lease residual losses, and higher ATM processing services fees, partially offset by lower deposit service charges.

Total noninterest expense increased $440 million (13.6 percent) in 2009, compared with 2008. The increase reflected higher FDIC deposit insurance expense, mortgage and ATM volume-related expenses, and higher credit related costs associated with OREO and foreclosures.

The provision for credit losses increased $456 million (31.9 percent) in 2009, compared with 2008. The increase was due to growth in net charge-offs and stress in residential mortgages, home equity and other installment and consumer loan portfolios from a year ago. As a percentage of average loans outstanding, net charge-offs increased to 1.50 percent in 2009, compared with .95 percent in 2008. Commercial and commercial real estate loan net charge-offs increased $125 million and retail loan and residential mortgage net charge-offs increased $519 million in 2009, compared with 2008. Nonperforming assets were $1.3 billion at December 31, 2009, compared with $1.2 billion at December 31, 2008. Nonperforming assets as a percentage of period-end loans were 1.36 percent at December 31, 2009, compared with 1.24 percent at December 31, 2008. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

***Wealth Management & Securities Services*** Wealth Management & Securities Services provides trust, private banking, financial advisory, investment management, retail brokerage, insurance, custody and mutual fund services through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust & Custody and Fund Services. Wealth Management & Securities Services contributed $373 million of the Company's net income in 2009, a decrease of $111 million (22.9 percent), compared with 2008.

Total net revenue decreased $198 million (11.2 percent) in 2009, compared with 2008. Net interest income, on a taxable-equivalent basis, decreased $83 million (18.7 percent) in 2009, compared with 2008. The decrease in net interest income was primarily due to the reduction in the margin benefit from deposits, partially offset by higher deposit volumes. Noninterest income decreased $115 million (8.7 percent) in 2009, compared with 2008, reflecting lower assets under management account volume and the impact of low interest rates on money market investment fees.

Total noninterest expense decreased $51 million (5.1 percent) in 2009, compared with 2008. The decrease in noninterest expense was primarily due to lower compensation and employee benefits expense, litigation-related costs and other intangibles expense, partially offset by higher FDIC deposit insurance expense.

***Payment Services*** Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services' offerings are highly inter-related with banking products and services of the other lines of business and rely on access to the bank subsidiary's settlement network, lower cost funding available to the Company, cross-selling opportunities and operating efficiencies. Payment Services contributed $291 million of the Company's net income in 2009, or a decrease of $457 million (61.1 percent) compared with 2008. The decrease was primarily due to a higher provision for credit losses.

Total net revenue increased $222 million (5.6 percent) in 2009, compared with 2008. Net interest income, on a taxable-equivalent basis, increased $155 million (15.2 percent) in 2009, compared with 2008, primarily due to growth in credit card loan balances, partially offset by the cost of rebates on the government card program. Noninterest income increased $67 million (2.3 percent) in 2009, compared with 2008, driven by higher credit and debit card fees and a contract termination fee.

Total noninterest expense increased $139 million (8.9 percent) in 2009, compared with 2008, due to marketing and business development expense related to the introduction of new credit card products.

The provision for credit losses increased $800 million (67.7 percent) in 2009, compared with 2008, due to higher net charge-offs, retail credit card portfolio growth, higher delinquency rates and deteriorating economic conditions during most of the year. As a percentage of average loans outstanding, net charge-offs were 6.16 percent in 2009, compared with 3.94 percent in 2008.

***Treasury and Corporate Support*** Treasury and Corporate Support includes the Company's investment portfolios, funding, recently acquired assets and assumed liabilities prior to assignment to business lines, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $384 million in 2009, compared with a net loss of $31 million in 2008.

Total net revenue increased $785 million in 2009, compared with 2008. Net interest income, on a taxable-equivalent basis, increased $574 million in 2009, compared with 2008, reflecting the impact of the declining interest rate environment, wholesale funding decisions and the Company's asset/liability position. Noninterest income increased $211 million (54.2 percent) in 2009, compared with 2008. The increase was primarily due to lower impairment charges on structured investment related securities, a gain on a corporate real estate transaction and higher gains on the sale of investment securities in 2009, partially offset by the net impact of the 2008 gains related to the Company's ownership position in Visa Inc. and impairments on preferred securities and non-agency mortgage-backed securities in 2009.

Total noninterest expense increased $349 million (69.2 percent) in 2009, compared with 2008. The increase in noninterest expense was driven by a 2009 FDIC special assessment, increased litigation, higher costs related to affordable housing and other tax advantaged projects, the impact of the FBOP acquisition, and higher acquisition integration costs.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support. The consolidated effective tax rate of the Company was 15.0 percent in 2009, compared with 26.5 percent in 2008. The decrease in the effective tax rate from 2008 reflected the impact of the relative level of tax-exempt income, and investments in affordable housing and other tax-advantaged projects, combined with lower pre-tax earnings year-over-year.

## Non-Regulatory Capital Ratios

In addition to capital ratios defined by banking regulators, the Company considers other ratios when evaluating capital utilization and adequacy, including:

- Tangible common equity to tangible assets,
- Tier 1 common equity to risk-weighted assets, and
- Tangible common equity to risk-weighted assets.

These non-regulatory capital ratios are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market conditions. Additionally, presentation of these ratios allows readers to compare the Company's capitalization to other financial services companies. These ratios differ from capital ratios defined by banking regulators principally in that the numerator excludes shareholders' equity associated with preferred securities, the nature and extent of which varies among different financial services companies. These ratios are not determined in accordance with generally accepted accounting principals ("GAAP") and are not defined in federal banking regulations. As a result, these non-regulatory capital ratios disclosed by the Company may be considered non-GAAP financial measures.

Despite the importance of these non-regulatory capital ratios to the Company, there are no standardized definitions for them, and, as a result, the Company's calculation methods may differ from those used by other financial services companies. Also, there may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following table shows the Company's calculation of the non-regulatory capital ratios:

| December 31, (Dollars in Millions) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Total equity | $ 26,661 | $ 27,033 | $ 21,826 | $ 21,919 | $ 20,301 |
| Preferred stock | (1,500) | (7,931) | (1,000) | (1,000) | – |
| Noncontrolling interests | (698) | (733) | (780) | (722) | (215) |
| Goodwill (net of deferred tax liability) | (8,482) | (8,153) | (7,534) | (7,423) | (7,005) |
| Intangible assets, other than mortgage servicing rights | (1,657) | (1,640) | (1,581) | (1,800) | (1,756) |
| Tangible common equity (a) | 14,324 | 8,576 | 10,931 | 10,974 | 11,325 |
| Tier 1 capital, determined in accordance with prescribed regulatory requirements | 22,610 | 24,426 | 17,539 | 17,036 | 15,145 |
| Trust preferred securities | (4,524) | (4,024) | (4,024) | (3,639) | (3,057) |
| Preferred stock | (1,500) | (7,931) | (1,000) | (1,000) | – |
| Noncontrolling interests, less preferred stock not eligible for Tier 1 capital | (692) | (693) | (695) | (694) | (215) |
| Tier 1 common equity (b) | 15,894 | 11,778 | 11,820 | 11,703 | 11,873 |
| Total assets | 281,176 | 265,912 | 237,615 | 219,232 | 209,465 |
| Goodwill (net of deferred tax liability) | (8,482) | (8,153) | (7,534) | (7,423) | (7,005) |
| Intangible assets, other than mortgage servicing rights | (1,657) | (1,640) | (1,581) | (1,800) | (1,756) |
| Tangible assets (c) | 271,037 | 256,119 | 228,500 | 210,009 | 200,704 |
| Risk-weighted assets, determined in accordance with prescribed regulatory requirements (d) | 235,233 | 230,628 | 212,592 | 194,659 | 184,353 |
| **Ratios** | | | | | |
| Tangible common equity to tangible assets (a)/(c) | 5.3% | 3.3% | 4.8% | 5.2% | 5.6% |
| Tier 1 common equity to risk-weighted assets (b)/(d) | 6.8 | 5.1 | 5.6 | 6.0 | 6.4 |
| Tangible common equity to risk-weighted assets (a)/(d) | 6.1 | 3.7 | 5.1 | 5.6 | 6.1 |

## Accounting Changes

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards adopted in 2009, as well as accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards affects the Company's financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

## Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company's financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company's financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third-parties sources or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles. Management has discussed the development and the selection of critical accounting policies with the Company's Audit Committee.

Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

***Allowance for Credit Losses*** The allowance for credit losses is established to provide for probable losses incurred in the Company's credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the adequacy of the allowance for credit losses are discussed in the "Credit Risk Management" section.

Management's evaluation of the adequacy of the allowance for credit losses is often the most critical of accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management's Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the "Analysis and Determination of Allowance for Credit Losses" section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of improving credit quality, while nonperforming loans and net charge-offs continue at elevated levels. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial loans, the amount of the allowance for commercial and commercial real estate loans might decline; however, the degree of change differs somewhat from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an adequate allowance for credit losses by increasing the allowance during periods of economic uncertainty or changes in the business cycle.

Some factors considered in determining the adequacy of the allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company's determination of the allowance for commercial and commercial real estate loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2009. In the event that 10 percent of loans within these portfolios experienced downgrades of two risk categories, the allowance for commercial and commercial real estate would increase by approximately $331 million at December 31, 2009. In the event that inherent loss or estimated loss rates for these portfolios increased by 10 percent, the allowance determined for commercial and commercial real estate would increase by approximately $153 million at December 31, 2009. The Company's determination of the allowance for residential and retail loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates increased by 10 percent, the allowance for residential mortgages and retail loans would increase by approximately $250 million at December 31, 2009. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements. Refer to the "Analysis and Determination of the Allowance for Credit Losses" section for further information.

***Fair Value Estimates*** A portion of the Company's assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company's available-for-sale securities, derivatives and other trading instruments, MSRs and certain mortgage loans held-for-sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower of cost or fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, assets acquired in business combinations, impaired loans, OREO and other repossessed assets.

Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management's judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, may not be able to be valued based on quoted market prices. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is interests held in entities collateralized by mortgage and/or debt obligations as part of a structured investment. For more information on investment securities, refer to Note 5 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company's derivative positions are valued using valuation techniques that use readily observable market parameters. Certain derivatives, however, must be valued using techniques that include unobservable parameters. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. These instruments are normally traded less actively. An example includes certain long-dated interest rate swaps. Note 20 of the Notes to Consolidated Financial Statements provides a summary of the Company's derivative positions.

Refer to Note 21 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

***Purchased Loans and Related Indemnification Assets*** In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at date of purchase. The initial valuation of these loans and the related indemnification assets requires management to make subjective judgments concerning estimates about how the acquired loans will perform in the future using valuation methods including discounted cash flow analysis and independent third-party appraisals. Factors that may significantly affect the initial valuation include, among others, market-based and industry data related to expected changes in interest rates, assumptions related to probability and severity of credit losses, estimated timing of credit losses including the foreclosure and liquidation of collateral, expected prepayment rates, required or anticipated loan modifications, unfunded loan commitments, the specific terms and provisions of any loss sharing agreements, and specific industry and market conditions that may impact discount rates and independent third-party appraisals.

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Note 1 and Note 6 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the "Analysis and Determination of the Allowance for Credit Losses" section for information on the determination of the required allowance for credit losses, if any, for these loans.

***Mortgage Servicing Rights*** MSRs are capitalized as separate assets when loans are sold and servicing is retained or may be purchased from others. MSRs are initially recorded at fair value and remeasured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including futures and options contracts, to mitigate the valuation risk. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2009, to an immediate 25 and 50 bps downward movement in interest rates would be a decrease of approximately $5 million and $15 million, respectively. An upward movement in interest rates at December 31, 2009, of 25 and 50 bps would increase the value of the MSRs and related derivative instruments by approximately $2 million and $1 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

***Goodwill and Other Intangibles*** The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill and indefinite-lived assets are not amortized but are subject, at a minimum, to annual tests for impairment. In certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. In determining the reasonableness of cash flow estimates, the Company reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions utilized in its estimates.

In assessing the fair value of reporting units, the Company may consider the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the capital required to support the reporting unit's activities, including its tangible and intangible assets. The determination of a reporting unit's capital allocation requires management judgment and considers many factors, including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. In certain circumstances, management will engage a third-party to independently validate its assessment of the fair value of its reporting units.

The Company's annual assessment of potential goodwill impairment was completed during the second quarter of 2009. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

***Income Taxes*** The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 286 federal, state and local domestic jurisdictions and 13 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 19 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

## Controls and Procedures

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

During the most recently completed fiscal quarter, there was no change made in the Company's internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The annual report of the Company's management on internal control over financial reporting is provided on page 67. The attestation report of Ernst & Young LLP, the Company's independent accountants, regarding the Company's internal control over financial reporting is provided on page 69.

# Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management's best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company designed and maintained effective internal control over financial reporting as of December 31, 2009.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company's internal control over financial reporting. Their opinion on the financial statements appearing on page 68 and their attestation on internal control over financial reporting appearing on page 69 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

# Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of U.S. Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 26, 2010

# Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 26, 2010

# U.S. Bancorp
# Consolidated Balance Sheet

| At December 31 (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 6,206 | $ 6,859 |
| Investment securities | | |
| Held-to-maturity (fair value $48 and $54, respectively) | 47 | 53 |
| Available-for-sale | 44,721 | 39,468 |
| Loans held for sale (included $4,327 and $2,728 of mortgage loans carried at fair value, respectively) | 4,772 | 3,210 |
| Loans | | |
| Commercial | 48,792 | 56,618 |
| Commercial real estate | 34,093 | 33,213 |
| Residential mortgages | 26,056 | 23,580 |
| Retail | 63,955 | 60,368 |
| Total loans, excluding covered assets | 172,896 | 173,779 |
| Covered assets | 22,512 | 11,450 |
| Total loans | 195,408 | 185,229 |
| Less allowance for loan losses | (5,079) | (3,514) |
| Net loans | 190,329 | 181,715 |
| Premises and equipment | 2,263 | 1,790 |
| Goodwill | 9,011 | 8,571 |
| Other intangible assets | 3,406 | 2,834 |
| Other assets | 20,421 | 21,412 |
| Total assets | $281,176 | $265,912 |
| **Liabilities and Shareholders' Equity** | | |
| Deposits | | |
| Noninterest-bearing | $ 38,186 | $ 37,494 |
| Interest-bearing | 115,135 | 85,886 |
| Time deposits greater than $100,000 | 29,921 | 35,970 |
| Total deposits | 183,242 | 159,350 |
| Short-term borrowings | 31,312 | 33,983 |
| Long-term debt | 32,580 | 38,359 |
| Other liabilities | 7,381 | 7,187 |
| Total liabilities | 254,515 | 238,879 |
| Shareholders' equity | | |
| Preferred stock | 1,500 | 7,931 |
| Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2009 — 2,125,725,742 shares and 2008 — 1,972,643,007 shares | 21 | 20 |
| Capital surplus | 8,319 | 5,830 |
| Retained earnings | 24,116 | 22,541 |
| Less cost of common stock in treasury: 2009 — 212,786,937 shares; 2008 — 217,610,679 shares | (6,509) | (6,659) |
| Accumulated other comprehensive income (loss) | (1,484) | (3,363) |
| Total U.S. Bancorp shareholders' equity | 25,963 | 26,300 |
| Noncontrolling interests | 698 | 733 |
| Total equity | 26,661 | 27,033 |
| Total liabilities and equity | $281,176 | $265,912 |

*See Notes to Consolidated Financial Statements.*

# U.S. Bancorp
# Consolidated Statement of Income

| Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Interest Income** | | | |
| Loans | $ 9,564 | $10,051 | $10,627 |
| Loans held for sale | 277 | 227 | 277 |
| Investment securities | 1,606 | 1,984 | 2,095 |
| Other interest income | 91 | 156 | 137 |
| Total interest income | 11,538 | 12,418 | 13,136 |
| **Interest Expense** | | | |
| Deposits | 1,202 | 1,881 | 2,754 |
| Short-term borrowings | 539 | 1,066 | 1,433 |
| Long-term debt | 1,279 | 1,739 | 2,260 |
| Total interest expense | 3,020 | 4,686 | 6,447 |
| Net interest income | 8,518 | 7,732 | 6,689 |
| Provision for credit losses | 5,557 | 3,096 | 792 |
| Net interest income after provision for credit losses | 2,961 | 4,636 | 5,897 |
| **Noninterest Income** | | | |
| Credit and debit card revenue | 1,055 | 1,039 | 958 |
| Corporate payment products revenue | 669 | 671 | 638 |
| Merchant processing services | 1,148 | 1,151 | 1,108 |
| ATM processing services | 410 | 366 | 327 |
| Trust and investment management fees | 1,168 | 1,314 | 1,339 |
| Deposit service charges | 970 | 1,081 | 1,077 |
| Treasury management fees | 552 | 517 | 472 |
| Commercial products revenue | 615 | 492 | 433 |
| Mortgage banking revenue | 1,035 | 270 | 259 |
| Investment products fees and commissions | 109 | 147 | 146 |
| Securities gains (losses), net | | | |
| Realized gains (losses), net | 147 | 42 | 15 |
| Total other-than-temporary impairment | (1,000) | (1,020) | – |
| Portion of other-than-temporary impairment recognized in other comprehensive income | 402 | – | – |
| Total securities gains (losses), net | (451) | (978) | 15 |
| Other | 672 | 741 | 524 |
| Total noninterest income | 7,952 | 6,811 | 7,296 |
| **Noninterest Expense** | | | |
| Compensation | 3,135 | 3,039 | 2,640 |
| Employee benefits | 574 | 515 | 494 |
| Net occupancy and equipment | 836 | 781 | 738 |
| Professional services | 255 | 240 | 233 |
| Marketing and business development | 378 | 310 | 260 |
| Technology and communications | 673 | 598 | 561 |
| Postage, printing and supplies | 288 | 294 | 283 |
| Other intangibles | 387 | 355 | 376 |
| Other | 1,755 | 1,216 | 1,322 |
| Total noninterest expense | 8,281 | 7,348 | 6,907 |
| Income before income taxes | 2,632 | 4,099 | 6,286 |
| Applicable income taxes | 395 | 1,087 | 1,883 |
| Net income | 2,237 | 3,012 | 4,403 |
| Net income attributable to noncontrolling interests | (32) | (66) | (79) |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 |
| Net income applicable to U.S. Bancorp common shareholders | $ 1,803 | $ 2,819 | $ 4,258 |
| Earnings per common share | $ .97 | $ 1.62 | $ 2.45 |
| Diluted earnings per common share | $ .97 | $ 1.61 | $ 2.42 |
| Dividends declared per common share | $ .200 | $ 1.700 | $ 1.625 |
| Average common shares outstanding | 1,851 | 1,742 | 1,735 |
| Average diluted common shares outstanding | 1,859 | 1,756 | 1,756 |

*See Notes to Consolidated Financial Statements.*

# U.S. Bancorp
# Consolidated Statement of Shareholders' Equity

| (Dollars and Shares in Millions) | U.S. Bancorp Shareholders | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common Shares Outstanding | Preferred Stock | Common Stock | Capital Surplus | Retained Earnings | Treasury Stock | Other Comprehensive Income (Loss) | Total U.S. Bancorp Shareholders' Equity | Noncontrolling Interests | Total Equity |
| **Balance December 31, 2006** | 1,765 | $ 1,000 | $20 | $5,762 | $21,242 | $(6,091) | $ (736) | $21,197 | $ 722 | $21,919 |
| Net income | | | | | 4,324 | | | 4,324 | 79 | 4,403 |
| Changes in unrealized gains and losses on securities available-for-sale | | | | | | | (482) | (482) | | (482) |
| Unrealized loss on derivative hedges | | | | | | | (299) | (299) | | (299) |
| Foreign currency translation | | | | | | | 8 | 8 | | 8 |
| Reclassification for realized losses | | | | | | | 96 | 96 | | 96 |
| Change in retirement obligation | | | | | | | 352 | 352 | | 352 |
| Income taxes | | | | | | | 125 | 125 | | 125 |
| Total comprehensive income (loss) | | | | | | | | 4,124 | 79 | 4,203 |
| Preferred stock dividends | | | | | (60) | | | (60) | | (60) |
| Common stock dividends | | | | | (2,813) | | | (2,813) | | (2,813) |
| Issuance of common and treasury stock | 21 | | | (45) | | 627 | | 582 | | 582 |
| Purchase of treasury stock | (58) | | | | | (2,011) | | (2,011) | | (2,011) |
| Net other changes in noncontrolling interests | | | | | | | | – | (21) | (21) |
| Stock option and restricted stock grants | | | | 32 | | | | 32 | | 32 |
| Shares reserved to meet deferred compensation obligations | | | | | | (5) | | (5) | | (5) |
| **Balance December 31, 2007** | 1,728 | $ 1,000 | $20 | $5,749 | $22,693 | $(7,480) | $ (936) | $21,046 | $ 780 | $21,826 |
| Change in accounting principle | | | | | (4) | | 3 | (1) | | (1) |
| Net income | | | | | 2,946 | | | 2,946 | 66 | 3,012 |
| Changes in unrealized gains and losses on securities available-for-sale | | | | | | | (2,729) | (2,729) | | (2,729) |
| Unrealized loss on derivative hedges | | | | | | | (722) | (722) | | (722) |
| Realized loss on derivative hedges | | | | | | | (15) | (15) | | (15) |
| Foreign currency translation | | | | | | | (117) | (117) | | (117) |
| Reclassification for realized losses | | | | | | | 1,020 | 1,020 | | 1,020 |
| Change in retirement obligation | | | | | | | (1,362) | (1,362) | | (1,362) |
| Income taxes | | | | | | | 1,495 | 1,495 | | 1,495 |
| Total comprehensive income (loss) | | | | | | | | 516 | 66 | 582 |
| Preferred stock dividends and discount accretion | | 4 | | | (123) | | | (119) | | (119) |
| Common stock dividends | | | | | (2,971) | | | (2,971) | | (2,971) |
| Issuance of preferred stock and related warrant | | 6,927 | | 163 | | | | 7,090 | | 7,090 |
| Issuance of common and treasury stock | 29 | | | (83) | | 917 | | 834 | | 834 |
| Purchase of treasury stock | (2) | | | | | (91) | | (91) | | (91) |
| Net other changes in noncontrolling interests | | | | | | | | – | (113) | (113) |
| Stock option and restricted stock grants | | | | 1 | | | | 1 | | 1 |
| Shares reserved to meet deferred compensation obligations | | | | | | (5) | | (5) | | (5) |
| **Balance December 31, 2008** | 1,755 | $ 7,931 | $20 | $5,830 | $22,541 | $(6,659) | $(3,363) | $26,300 | $ 733 | $27,033 |
| Change in accounting principle | | | | | 141 | | (141) | – | | – |
| Net income | | | | | 2,205 | | | 2,205 | 32 | 2,237 |
| Changes in unrealized gains and losses on securities available-for-sale | | | | | | | 2,359 | 2,359 | | 2,359 |
| Other-than-temporary impairment not recognized in earnings on securities available-for-sale | | | | | | | (402) | (402) | | (402) |
| Unrealized gain on derivative hedges | | | | | | | 516 | 516 | | 516 |
| Foreign currency translation | | | | | | | 40 | 40 | | 40 |
| Reclassification for realized losses | | | | | | | 456 | 456 | | 456 |
| Change in retirement obligation | | | | | | | 290 | 290 | | 290 |
| Income taxes | | | | | | | (1,239) | (1,239) | | (1,239) |
| Total comprehensive income (loss) | | | | | | | | 4,225 | 32 | 4,257 |
| Redemption of preferred stock | | (6,599) | | | | | | (6,599) | | (6,599) |
| Repurchase of common stock warrant | | | | (139) | | | | (139) | | (139) |
| Preferred stock dividends and discount accretion | | 168 | | | (396) | | | (228) | | (228) |
| Common stock dividends | | | | | (375) | | | (375) | | (375) |
| Issuance of common and treasury stock | 158 | | 1 | 2,553 | | 154 | | 2,708 | | 2,708 |
| Purchase of treasury stock | | | | | | (4) | | (4) | | (4) |
| Net other changes in noncontrolling interests | | | | | | | | – | (5) | (5) |
| Distributions to noncontrolling interests | | | | | | | | – | (62) | (62) |
| Stock option and restricted stock grants | | | | 75 | | | | 75 | | 75 |
| **Balance December 31, 2009** | 1,913 | $ 1,500 | $21 | $8,319 | $24,116 | $(6,509) | $(1,484) | $25,963 | $ 698 | $26,661 |

*See Notes to Consolidated Financial Statements.*

# U.S. Bancorp
# Consolidated Statement of Cash Flows

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Provision for credit losses | 5,557 | 3,096 | 792 |
| Depreciation and amortization of premises and equipment | 220 | 218 | 243 |
| Amortization of intangibles | 387 | 355 | 376 |
| Provision for deferred income taxes | (545) | (1,045) | (97) |
| Gain on sales of securities and other assets, net | (1,571) | (804) | (570) |
| Loans originated for sale in the secondary market, net of repayments | (52,720) | (32,563) | (27,395) |
| Proceeds from sales of loans held for sale | 51,915 | 32,440 | 25,389 |
| Other, net | 2,152 | 664 | (158) |
| Net cash provided by operating activities | 7,600 | 5,307 | 2,904 |
| **Investing Activities** | | | |
| Proceeds from sales of available-for-sale investment securities | 5,784 | 2,134 | 2,135 |
| Proceeds from maturities of investment securities | 7,318 | 5,722 | 4,211 |
| Purchases of investment securities | (15,124) | (6,075) | (9,816) |
| Net increase in loans outstanding | (106) | (14,776) | (8,015) |
| Proceeds from sales of loans | 2,741 | 123 | 421 |
| Purchases of loans | (4,332) | (3,577) | (2,599) |
| Acquisitions, net of cash acquired | 3,074 | 1,483 | (111) |
| Other, net | (74) | (1,353) | (1,367) |
| Net cash used in investing activities | (719) | (16,319) | (15,141) |
| **Financing Activities** | | | |
| Net increase in deposits | 7,949 | 13,139 | 6,255 |
| Net increase (decrease) in short-term borrowings | (4,448) | (891) | 5,069 |
| Proceeds from issuance of long-term debt | 6,040 | 8,534 | 22,395 |
| Principal payments or redemption of long-term debt | (11,740) | (16,546) | (16,836) |
| Proceeds from issuance of preferred stock | – | 7,090 | – |
| Proceeds from issuance of common stock | 2,703 | 688 | 427 |
| Redemption of preferred stock | (6,599) | – | – |
| Repurchase of common stock | – | – | (1,983) |
| Repurchase of common stock warrant | (139) | – | – |
| Cash dividends paid on preferred stock | (275) | (68) | (60) |
| Cash dividends paid on common stock | (1,025) | (2,959) | (2,785) |
| Net cash provided by (used in) financing activities | (7,534) | 8,987 | 12,482 |
| Change in cash and due from banks | (653) | (2,025) | 245 |
| Cash and due from banks at beginning of year | 6,859 | 8,884 | 8,639 |
| Cash and due from banks at end of year | $ 6,206 | $ 6,859 | $ 8,884 |
| **Supplemental Cash Flow Disclosures** | | | |
| Cash paid for income taxes | $ 344 | $ 1,965 | $ 1,878 |
| Cash paid for interest | 3,153 | 4,891 | 6,360 |
| Net noncash transfers to foreclosed property | 600 | 307 | 180 |
| Acquisitions | | | |
| Assets acquired | $ 17,212 | $ 19,474 | $ 635 |
| Liabilities assumed | (17,870) | (18,824) | (393) |
| Net | $ (658) | $ 650 | $ 242 |

*See Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

## Note 1 Significant Accounting Policies

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the "Company") provide a full range of financial services including lending and depository services through banking offices principally in 24 states. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities principally in domestic markets.

***Basis of Presentation*** The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities ("VIEs") for which the Company is the primary beneficiary. Consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

***Uses of Estimates*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

### Business Segments

Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. The Company has five reportable operating segments:

***Wholesale Banking*** Wholesale Banking offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients.

***Consumer Banking*** Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking.

***Wealth Management & Securities Services*** Wealth Management & Securities Services provides trust, private banking, financial advisory, investment management, retail brokerage, insurance, custody and mutual fund services through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust & Custody and Fund Services.

***Payment Services*** Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing.

***Treasury and Corporate Support*** Treasury and Corporate Support includes the Company's investment portfolios, funding, recently acquired assets and assumed liabilities prior to assignment to business lines, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

***Segment Results*** Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see "Basis for Financial Presentation" and Table 22 "Line of Business Financial Performance" included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

### Securities

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

***Trading Securities*** Debt and equity securities held for resale are classified as trading securities and reported at fair value. Realized gains or losses are reported in noninterest income.

***Available-for-sale Securities*** These securities are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss) in shareholders' equity. Declines in fair value related to other-than-temporary losses, if any, are reported in noninterest income.

***Held-to-maturity Securities*** Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value related to other-than-temporary losses, if any, are reported in noninterest income.

***Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase*** Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral is obtained or requested to be returned to the Company as deemed appropriate.

## Equity Investments in Operating Entities

Equity investments in public entities in which the Company's ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Limited partnerships and limited liability companies where the Company's ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

## Loans

The Company's accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

***Originated Loans Held for Investment*** Loans the Company originates are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

***Purchased Loans*** All purchased loans (non-impaired and impaired) acquired on or after January 1, 2009 are initially measured at fair value as of the acquisition date in accordance with applicable authoritative accounting guidance. Credit discounts are included in the determination of fair value. An allowance for credit losses is not recorded at the acquisition date for loans purchased on or after January 1, 2009. In accordance with applicable authoritative accounting guidance, purchased non-impaired loans acquired prior to January 1, 2009 were generally recorded at the predecessor's carrying value including an allowance for credit losses.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics, while accounting for larger balance commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows after the purchase date is recognized by recording an allowance for credit losses. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from purchased impaired loans accounting.

For purchased loans acquired on or after January 1, 2009 that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans, however, the Company records a provision for loan losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the Federal Deposit Insurance Corporation ("FDIC"), exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

***Covered Assets*** Loans and foreclosed real estate covered under loss sharing or similar credit protection agreements with the FDIC are reported in loans along with the related indemnification asset. In accordance with applicable authoritative accounting guidance effective for the performs an assessment, both at the inception of a hedge and on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in accumulated other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in accumulated other comprehensive income (loss) is reported in earnings immediately.

## Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectibility is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

***Credit and Debit Card Revenue*** Credit and debit card revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

***Merchant Processing Services*** Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and is all recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

***Trust and Investment Management Fees*** Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

***Deposit Service Charges*** Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

## Other Significant Policies

***Intangible Assets*** The price paid over the net fair value of acquired businesses ("goodwill") is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

***Income Taxes*** Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

***Mortgage Servicing Rights*** Mortgage servicing rights ("MSRs") are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the foreclosure or repossession of collateral. For credit card loan agreements, such modifications may include canceling the customer's available line of credit on the credit card, reducing the interest rate on the card, and placing the customer on a fixed payment plan not exceeding 60 months. The allowance for credit losses on restructured loans is determined by discounting the restructured cash flows by the original effective rate. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan agreement is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if they are in compliance with the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

***Leases*** The Company's lease portfolio consists of both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.

The investment in leveraged leases is the sum of all lease payments (less nonrecourse debt payments) plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is impairment of the Company's interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

***Other Real Estate*** Other real estate ("OREO"), which is included in other assets, is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value are reported in noninterest expense.

## Loans Held for Sale

Loans held for sale ("LHFS") represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS may be carried at the lower of cost or fair value as determined on an aggregate basis by type of loan or carried at fair value where the Company has elected fair value accounting. The credit component of any writedowns upon transfer of loans to LHFS is reflected in charge-offs.

Where an election is made to subsequently carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to subsequently carry LHFS at lower of cost or fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold.

## Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value hedge") or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in income. Effective changes in the fair value of a derivative designated as a cash flow hedge are recorded in accumulated other comprehensive income (loss) until cash flows of the hedged item are recognized in income. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. The Company performs an assessment, both at the inception of a hedge and on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in accumulated other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in accumulated other comprehensive income (loss) is reported in earnings immediately.

## Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectibility is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

***Credit and Debit Card Revenue*** Credit and debit card revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

***Merchant Processing Services*** Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and is all recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

***Trust and Investment Management Fees*** Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

***Deposit Service Charges*** Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

## Other Significant Policies

***Intangible Assets*** The price paid over the net fair value of acquired businesses ("goodwill") is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

***Income Taxes*** Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

***Mortgage Servicing Rights*** Mortgage servicing rights ("MSRs") are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes futures, forwards and options to mitigate MSR valuation risk. Fair value changes related to the MSRs and the futures, forwards and options, as well as servicing and other related fees, are recorded in mortgage banking revenue.

***Pensions*** For purposes of its retirement plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a twelve-year period. The overfunded or underfunded status of the plans is recorded as an asset or liability on the balance sheet, with changes in that status recognized through other comprehensive income (loss).

***Premises and Equipment*** Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.

Capitalized leases, less accumulated amortization, are included in premises and equipment. Capitalized lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

***Stock-Based Compensation*** The Company grants stock-based awards, including restricted stock, restricted stock units and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation for awards is recognized in the Company's results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company's common stock at that time.

***Per Share Calculations*** Earnings per common share is calculated by dividing net income applicable to U.S. Bancorp common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

## Note 2 Accounting Changes

***Fair Value Measurements*** On April 9, 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance, which the Company adopted effective January 1, 2009, for determining fair value for an asset or liability if there has been a significant decrease in the volume and level of activity in relation to normal market activity. In that circumstance, transactions or quoted prices may not be determinative of fair value. Significant adjustments may be necessary to quoted prices or alternative valuation techniques may be required in order to determine the fair value of the asset or liability under current market conditions. The adoption of this guidance resulted in the use of valuation techniques other than quoted prices for the valuation of the Company's non-agency mortgage-backed securities, but the effect was not significant. For additional information on the fair value of certain financial assets and liabilities, refer to Note 21.

***Other-Than-Temporary-Impairments*** On April 9, 2009, the FASB issued new accounting guidance, which the Company adopted effective January 1, 2009, for the measurement and recognition of other-than-temporary impairment for debt securities. If an entity does not intend to sell, and it is more likely than not that the entity will not be required to sell, a debt security before recovery of its cost basis, other-than-temporary impairment should be separated into (a) the amount representing credit loss and (b) the amount related to all other factors. The amount of other-than-temporary impairment related to credit loss is recognized in earnings and other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss). To determine the amount related to credit loss, the Company applies a methodology similar to that used for accounting by creditors for impairment of loans. The Company's adoption of this guidance resulted in the recognition of a cumulative-effect adjustment to increase January 1, 2009 retained earnings, with a corresponding adjustment to accumulated other comprehensive income (loss), of $141 million. For additional information on investment securities, refer to Note 5.

***Business Combinations*** Effective January 1, 2009, the Company adopted accounting guidance issued by the FASB which established principles and requirements for the acquirer in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and additional disclosures related to the nature and financial effects of the business combination. Under this guidance, nearly all acquired assets and liabilities assumed are recorded at fair value at the acquisition date, including loans. The recognition at the acquisition date of an allowance for loan losses on acquired loans was eliminated, as credit-related factors are now incorporated directly into the fair value of the loans. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. These accounting requirements are applied on a prospective basis for all transactions completed after the effective date.

***Noncontrolling Interests*** Effective January 1, 2009, the Company adopted accounting guidance issued by the FASB which changes the accounting and reporting for third-party ownership interests in the Company's consolidated subsidiaries. Under the new guidance, these interests are characterized as noncontrolling interests and classified as a component of equity, separate from U.S. Bancorp's own equity. In addition, the amount of net income attributable to the entity and to the noncontrolling interests is required to be shown separately on the consolidated statement of income. Upon adoption of this guidance, the Company reclassified $733 million in noncontrolling interests from other liabilities to equity and reclassified noncontrolling interests' share of net income from other noninterest expense to income attributable to noncontrolling interests.

***Accounting for Transfers of Financial Assets*** In June 2009, the FASB issued accounting guidance, effective for the Company January 1, 2010, related to the transfer of financial assets. This guidance removes the exception for qualifying special-purpose entities from consolidation guidance and the exception for guaranteed mortgage securitizations when a transferor had not surrendered control over the transferred financial assets. In addition, the guidance provided clarification of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The guidance also requires additional disclosure about transfers of financial assets and a transferor's continuing involvement with transferred assets. The Company expects the adoption of this guidance will not be significant to its financial statements.

***Variable Interest Entities*** In June 2009, the FASB issued accounting guidance, effective for the Company on January 1, 2010, related to variable interest entities. This guidance replaces a quantitative-based risks and rewards calculation for determining which entity, if any, has both (a) a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance requires reconsideration of whether an entity is a variable interest entity when any changes in facts or circumstances occur such that the holders of the equity investment at risk, as a group, lose the power to direct the activities of the entity that most significantly impact the entity's economic performance. It also requires ongoing assessments of whether a variable interest holder is the primary beneficiary of a variable interest entity. The

Company expects to consolidate approximately $1.6 billion of assets of previously unconsolidated entities, and to deconsolidate approximately $106 million of assets of previously consolidated entities upon adoption of this guidance. Additionally, the Company expects the adoption of this guidance will reduce shareholders' equity by $73 million.

## Note 3 Business Combinations

On October 30, 2009, the Company acquired the banking operations of First Bank of Oak Park Corporation ("FBOP") in an FDIC assisted transaction. The Company acquired approximately $18.0 billion of assets and assumed approximately $17.4 billion of liabilities, including $15.4 billion of deposits. The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired loans, foreclosed real estate and selected investment securities. Under the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80 percent of the first $3.5 billion of losses on those assets and 95 percent of losses beyond that amount. At the acquisition date, the Company estimated the FBOP assets would incur approximately $2.8 billion of losses, of which $1.9 billion would be reimbursable under the loss sharing agreements as losses are realized in future periods. The loss sharing agreements provide for coverage on losses for ten years on single family residential mortgages, and five years on commercial and other consumer assets. The Company recorded the acquired assets and liabilities at their estimated fair values at the acquisition date. The estimated fair value for loans reflected expected credit losses at the acquisition date and related reimbursement under the loss sharing agreements. As a result, the Company will only recognize a provision for credit losses and charge-offs on the acquired loans for any further credit deterioration, net of any expected reimbursement under the loss sharing agreements.

On November 21, 2008, the Company acquired the banking operations of Downey Savings & Loan Association, F.A. ("Downey"), and PFF Bank & Trust ("PFF") from the FDIC. The Company acquired approximately $17.4 billion of assets and assumed approximately $15.8 billion of liabilities. In connection with these acquisitions, the Company entered into loss sharing agreements with the FDIC providing for specified credit loss and asset yield protection for all single family residential mortgages and credit loss protection for a significant portion of commercial and commercial real estate loans and foreclosed real estate. Under the terms of the loss sharing agreements, the Company will incur the first $1.6 billion of losses on those assets. The FDIC will reimburse the Company for 80 percent of the next $3.1 billion of losses and 95 percent of losses beyond that amount. At the acquisition date, the Company estimated the Downey and PFF assets would incur approximately $4.7 billion of losses, of which $2.4 billion would be reimbursable under the loss sharing agreements. As of December 31, 2009, the Company had received loss reimbursement of $144 million and estimated it will ultimately receive an additional $2.0 billion from the FDIC under the loss sharing agreements. At the acquisition date, the Company identified the acquired non-revolving loans experiencing credit deterioration, representing the majority of assets acquired, and recorded those assets at their estimated fair value, reflecting expected credit losses and the related reimbursement under loss sharing agreements. As a result, the Company only records provision for credit losses and charge-offs on these loans for any further credit deterioration after the date of acquisition. Based on the accounting guidance applicable in 2008, the Company recorded all other loans at the predecessors' carrying amount, net of fair value adjustments for any interest rate related discount or premium, and an allowance for credit losses.

Included in loans at December 31, 2009, were $22.5 billion of assets covered by loss sharing agreements with the FDIC ("covered assets"), compared with $11.5 billion at December 31, 2008.

## Note 4 Restrictions on Cash and Due from Banks

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances. The amount of those reserve balances were approximately $1.2 billion and $.9 billion at December 31, 2009 and 2008, respectively.

## Note 5 Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale securities at December 31 were as follows:

| | 2009 | | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Unrealized Losses | | | | | | |
| (Dollars in Millions) | Amortized Cost | Unrealized Gains | Other-than-Temporary | Other | Fair Value | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| **Held-to-maturity (a)** | | | | | | | | | |
| Agency residential mortgage-backed securities | $ 4 | $ – | $ – | $ – | $ 4 | $ 5 | $ – | $ – | $ 5 |
| Obligations of state and political subdivisions | 32 | 2 | – | (1) | 33 | 38 | 2 | (1) | 39 |
| Other debt securities | 11 | – | – | – | 11 | 10 | – | – | 10 |
| Total held-to-maturity | $ 47 | $ 2 | $ – | $ (1) | $ 48 | $ 53 | $ 2 | $ (1) | $ 54 |
| **Available-for-sale (b)** | | | | | | | | | |
| U.S. Treasury and agencies | $ 3,415 | $ 10 | $ – | $ (21) | $ 3,404 | $ 664 | $ 18 | $ – | $ 682 |
| Mortgage-backed securities | | | | | | | | | |
| Residential | | | | | | | | | |
| Agency | 29,288 | 501 | – | (47) | 29,742 | 26,512 | 426 | (410) | 26,528 |
| Non-agency | | | | | | | | | |
| Prime (c) | 1,624 | 8 | (110) | (93) | 1,429 | 3,160 | – | (729) | 2,431 |
| Non-prime | 1,359 | 11 | (297) | (105) | 968 | 1,574 | 3 | (423) | 1,154 |
| Commercial | 14 | – | (1) | – | 13 | 17 | – | – | 17 |
| Asset-backed securities | | | | | | | | | |
| Collateralized debt obligations/ | | | | | | | | | |
| Collateralized loan obligations | 199 | 11 | (5) | – | 205 | 101 | 1 | (11) | 91 |
| Other | 360 | 12 | (5) | (10) | 357 | 533 | 7 | (14) | 526 |
| Obligations of state and political subdivisions | 6,822 | 30 | – | (159) | 6,693 | 7,220 | 4 | (808) | 6,416 |
| Obligations of foreign governments | 6 | – | – | – | 6 | 7 | – | – | 7 |
| Corporate debt securities | 1,179 | – | – | (301) | 878 | 1,238 | – | (482) | 756 |
| Perpetual preferred securities | 483 | 30 | – | (90) | 423 | 777 | 1 | (387) | 391 |
| Other investments (d) | 607 | 9 | – | (13) | 603 | 480 | – | (11) | 469 |
| Total available-for-sale | $45,356 | $622 | $(418) | $(839) | $44,721 | $42,283 | $460 | $(3,275) | $39,468 |

*(a) Held-to-maturity securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts.*
*(b) Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders' equity.*
*(c) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.*
*(d) Includes $241 million of securities covered under loss sharing agreements with the FDIC.*

The weighted-average maturity of the available-for-sale investment securities was 7.1 years at December 31, 2009, compared with 7.7 years at December 31, 2008. The corresponding weighted-average yields were 4.00 percent and 4.56 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 8.4 years at December 31, 2009, and 8.5 years at December 31, 2008. The corresponding weighted-average yields were 5.10 percent and 5.78 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale securities outstanding at December 31, 2009, refer to Table 11 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities carried at $37.4 billion at December 31, 2009, and $33.4 billion at December 31, 2008, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by law. Included in these amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by securities with a carrying amount of $8.9 billion at December 31, 2009, and $9.5 billion at December 31, 2008.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Taxable | $1,295 | $1,666 | $1,833 |
| Non-taxable | 311 | 318 | 262 |
| Total interest income from investment securities | $1,606 | $1,984 | $2,095 |

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Realized gains | $150 | $43 | $15 |
| Realized losses | (3) | (1) | – |
| Net realized gains (losses) | $147 | $42 | $15 |
| Income tax (benefit) on realized gains (losses) | $ 56 | $16 | $ 6 |

In the fourth quarter of 2007 the Company purchased certain structured investment securities ("SIVs") from certain money market funds managed by FAF Advisors, Inc., an affiliate of the Company. Subsequent to the initial purchase, the Company exchanged its interest in certain SIVs for a pro-rata portion of the underlying investment securities according to the applicable restructuring agreements. The SIVs and the investment securities received are collectively referred to as "SIV-related securities." Some of these securities evidenced credit deterioration at the time of acquisition by the Company.

Changes in the amortized cost and accretable balance of the SIV-related securities and other investment securities that evidenced credit deterioration at the time of acquisition were as follows:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Year Ended December 31 (Dollars in Millions) | Accretable Balance | Amortized Cost of Debt Securities | Accretable Balance | Amortized Cost of Debt Securities | Accretable Balance | Amortized Cost of Debt Securities |
| Balance at beginning of period | $ 349 | $ 508 | $ 105 | $ 2,427 | $ – | $ – |
| Impact of other-than-temporary impairment accounting change | (124) | 124 | – | – | – | – |
| Adjusted balance at beginning of period | 225 | 632 | 105 | 2,427 | – | – |
| Purchases (a) | 127 | 138 | 261 | 569 | 107 | 2,445 |
| Payments received | – | (81) | – | (274) | – | (20) |
| Impairment writedowns | – | (192) | 284 | (550) | – | – |
| Accretion | (6) | 6 | (15) | 15 | (2) | 2 |
| Transfers in/(out) (b) | (54) | – | (286) | (1,679) | – | – |
| Balance at end of period | $ 292 | $ 503 | $ 349 | $ 508 | $105 | $2,427 |

*(a) Represents the fair value of the securities at acquisition.*
*(b) Represents investment securities that did not evidence credit deterioration at acquisition date, received in exchange for SIVs or investment securities with changes in projected future cash flows.*

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether securities are other-than-temporarily impaired considering, among other factors, the nature of the securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the securities. To determine whether perpetual preferred securities are other-than-temporarily impaired, the Company considers the issuers' credit ratings, historical financial performance and strength, the ability to sustain earnings, and other factors such as market presence and management experience.

The following table summarizes other-than-temporary impairment by investment category:

| Year Ended December 31, 2009 (Dollars in Millions) | Losses Recorded in Earnings | Other Gains (Losses) | Total |
|---|---|---|---|
| **Available-for-sale** | | | |
| Mortgage-backed securities | | | |
| Non-agency residential | | | |
| Prime (a) | $ (13) | $(182) | $ (195) |
| Non-prime | (151) | (304) | (455) |
| Commercial | (1) | (1) | (2) |
| Asset-backed securities | | | |
| Collateralized debt obligations/Collateralized loan obligations | (17) | (3) | (20) |
| Other | (186) | 88 | (98) |
| Corporate debt securities | (7) | – | (7) |
| Perpetual preferred securities | (223) | – | (223) |
| Total available-for-sale | $(598) | $(402) | $(1,000) |

*(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.*

The Company determined the other-than-temporary impairment recorded in earnings for securities other than perpetual preferred securities by estimating the future cash flows of each individual security, using market information where available, and discounting the cash flows at the original effective rate of the security. Other-than-temporary impairment recorded in other comprehensive income was measured as the difference between that discounted amount and the fair value of each security. The following table includes the ranges for principal valuation assumptions used at December 31, 2009 for those non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

| | Prime | | | Non-Prime | | |
|---|---|---|---|---|---|---|
| | Minimum | Maximum | Average | Minimum | Maximum | Average |
| Estimated lifetime prepayment rates | 4% | 14% | 13% | 1% | 12% | 7% |
| Lifetime probability of default rates | 1 | 9 | 1 | 1 | 20 | 9 |
| Lifetime loss severity rates | 38 | 57 | 51 | 37 | 79 | 57 |

Changes in the amount of unrealized losses on non-agency mortgage-backed securities, including SIV-related investments, and other debt securities attributed to credit loss are summarized as follows:

| Year Ended December 31, 2009 (Dollars in Millions) | |
|---|---|
| Balance at beginning of period | $ 299 |
| Credit losses on securities not previously considered other-than-temporarily impaired | 94 |
| Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized | 148 |
| Increases in expected cash flows | (49) |
| Realized losses | (30) |
| Credit losses on security sales and securities expected to be sold | (127) |
| Balance at end of period | $ 335 |

At December 31, 2009, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions, at December 31, 2009:

| (Dollars in Millions) | Less Than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **Held-to-maturity** | | | | | | |
| Obligations of state and political subdivisions | $ 1 | $ – | $ 10 | $ (1) | $ 11 | $ (1) |
| Total held-to-maturity | $ 1 | $ – | $ 10 | $ (1) | $ 11 | $ (1) |
| **Available-for-sale** | | | | | | |
| U.S. Treasury and agencies | $ 1,911 | $ (21) | $ 4 | $ – | $ 1,915 | $ (21) |
| Mortgage-backed securities | | | | | | |
| Residential | | | | | | |
| Agency | 6,463 | (40) | 2,290 | (7) | 8,753 | (47) |
| Non-agency | | | | | | |
| Prime | 20 | (5) | 1,346 | (198) | 1,366 | (203) |
| Non-prime | 237 | (74) | 682 | (328) | 919 | (402) |
| Commercial | 6 | (1) | – | – | 6 | (1) |
| Asset-backed securities | | | | | | |
| Collateralized debt obligations/Collateralized loan obligations | 26 | (3) | 2 | (2) | 28 | (5) |
| Other | 20 | (6) | 21 | (9) | 41 | (15) |
| Obligations of state and political subdivisions | 1,829 | (25) | 2,384 | (134) | 4,213 | (159) |
| Corporate debt securities | 21 | (12) | 857 | (289) | 878 | (301) |
| Perpetual preferred securities | 4 | – | 308 | (90) | 312 | (90) |
| Other investments | 179 | (12) | 6 | (1) | 185 | (13) |
| Total available-for-sale | $10,716 | $(199) | $7,900 | $(1,058) | $18,616 | $(1,257) |

The Company does not consider these unrealized losses to be credit-related. These unrealized losses relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of securities that have unrealized losses are either corporate debt or non-agency mortgage-backed securities issued with high investment grade credit ratings. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these securities. At December 31, 2009, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not it would not be required to sell such securities before recovery of their amortized cost.

## Note 6 Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31 was as follows:

| (Dollars in millions) | 2009 | 2008 |
|---|---|---|
| **Commercial** | | |
| Commercial | $ 42,255 | $ 49,759 |
| Lease financing | 6,537 | 6,859 |
| Total commercial | 48,792 | 56,618 |
| **Commercial Real Estate** | | |
| Commercial mortgages | 25,306 | 23,434 |
| Construction and development | 8,787 | 9,779 |
| Total commercial real estate | 34,093 | 33,213 |
| **Residential Mortgages** | | |
| Residential mortgages | 20,581 | 18,232 |
| Home equity loans, first liens | 5,475 | 5,348 |
| Total residential mortgages | 26,056 | 23,580 |
| **Retail** | | |
| Credit card | 16,814 | 13,520 |
| Retail leasing | 4,568 | 5,126 |
| Home equity and second mortgages | 19,439 | 19,177 |
| Other retail | | |
| Revolving credit | 3,506 | 3,205 |
| Installment | 5,455 | 5,525 |
| Automobile | 9,544 | 9,212 |
| Student | 4,629 | 4,603 |
| Total other retail | 23,134 | 22,545 |
| Total retail | 63,955 | 60,368 |
| Total loans, excluding covered assets | 172,896 | 173,779 |
| **Covered Assets** | 22,512 | 11,450 |
| Total loans | $195,408 | $185,229 |

The Company had loans of $55.6 billion at December 31, 2009, and $45.4 billion at December 31, 2008, pledged at the Federal Home Loan Bank ("FHLB"), and loans of $44.2 billion at December 31, 2009, and $47.2 billion at December 31, 2008, pledged at the Federal Reserve Bank.

The Company primarily lends to borrowers in the 24 states in which it has banking offices. Collateral for commercial loans may included marketable securities, accounts receivable, inventory and equipment. For details of the Company's commercial portfolio by industry group and geography as of December 31, 2009 and 2008, see Table 7 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company's commercial real estate portfolio by property type and geography as of December 31, 2009, and 2008, see Table 8 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.

Originated loans are presented net of unearned interest and deferred fees and costs, which amounted to $1.3 billion and $1.5 billion at December 31, 2009 and 2008, respectively. In accordance with applicable authoritative accounting guidance effective for the Company January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered impaired ("purchased impaired loans"). All other purchased loans are considered nonimpaired ("purchased nonimpaired loans").

Covered assets represent assets acquired from the FDIC subject to loss sharing agreements and included expected reimbursements from the FDIC of approximately $3.9 billion at December 31, 2009, and $2.4 billion at December 31, 2008. The carrying amount of covered assets consisted of purchased impaired loans, purchased nonimpaired loans, and other assets as shown in the following table:

| | December 31, 2009 | | | | December 31, 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollar in Millions) | Purchased impaired loans | Purchased nonimpaired loans | Other assets | Total | Purchased impaired loans | Purchased nonimpaired loans | Other assets | Total |
| Commercial loans | $ 86 | $ 443 | $ – | $ 529 | $ – | $ 127 | $ – | $ 127 |
| Commercial real estate loans | 3,035 | 6,724 | – | 9,759 | 427 | 455 | – | 882 |
| Residential mortgage loans | 4,712 | 1,918 | – | 6,630 | 5,763 | 2,022 | – | 7,785 |
| Retail | 30 | 978 | – | 1,008 | – | | – | – |
| Foreclosed real estate | – | – | 653 | 653 | – | – | 274 | 274 |
| Losses reimbursable by the FDIC | – | – | 3,933 | 3,933 | – | – | 2,382 | 2,382 |
| Total | $7,863 | $10,063 | $4,586 | $22,512 | $6,190 | $2,604 | $2,656 | $11,450 |

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all purchased impaired loans acquired in the FBOP transaction, including those covered and not covered under loss sharing agreements with the FDIC, were $5.0 billion, the cash flows expected to be collected were $3.3 billion including interest, and the estimated fair values of the loans were $3.0 billion. These amounts were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. For the purchased nonimpaired loans acquired in the FBOP transaction, the preliminary estimate as of the acquisition date of the contractually required payments receivable were $12.7 billion, the contractual cash flows not expected to be collected were $2.8 billion, and the estimated fair value of the loans was $8.2 billion. Because of the short time period between the closing of the FBOP transaction and December 31, 2009, certain amounts related to purchased impaired and nonimpaired loans are preliminary estimates. The Company expects to finalize its analysis of these loans during the first six months of 2010 and, therefore, adjustments to the estimated amounts may occur.

At December 31, 2009, $1.1 billion of the purchased impaired loans acquired in the Downey, PFF and FBOP transactions, included in covered assets were classified as nonperforming assets, compared with $298 million at December 31, 2008, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans in covered assets through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for loan losses, net of expected reimbursement from the FDIC under the loss sharing agreements. There has not been any significant credit deterioration since the respective acquisition dates.

Changes in the accretable balance for purchased impaired loans for the Downey, PFF and FBOP transactions were as follows:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Balance at beginning of period | $2,719 | $ – |
| Purchases | 356 | 2,774 |
| Accretion | (358) | (55) |
| Disposals | (56) | – |
| Reclassifications (to) from nonaccretable difference, net | 384 | – |
| Other, including purchase accounting adjustments | (200) | – |
| Balance at end of period | $2,845 | $2,719 |

Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company's nonperforming assets as of December 31, 2009 and 2008, see Table 14 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table lists information related to nonperforming loans as of December 31:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Loans on nonaccrual status | $4,946 | $2,260 |
| Restructured loans | 492 | 151 |
| Total nonperforming loans | $5,438 | $2,411 |
| Interest income that would have been recognized at original contractual terms | $ 468 | $ 123 |
| Amount recognized as interest income | 299 | 43 |
| Forgone revenue | $ 169 | $ 80 |

Activity in the allowance for credit losses was as follows:

| (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Balance at beginning of year | $3,639 | $2,260 | $2,256 |
| Add | | | |
| Provision charged to operating expense | 5,557 | 3,096 | 792 |
| Deduct | | | |
| Loans charged off | 4,111 | 2,009 | 1,032 |
| Less recoveries of loans charged off | (243) | (190) | (240) |
| Net loans charged off | 3,868 | 1,819 | 792 |
| Acquisitions and other changes | (64) | 102 | 4 |
| Balance at end of year (a) | $5,264 | $3,639 | $2,260 |
| Components | | | |
| Allowance for loan losses | $5,079 | $3,514 | $2,058 |
| Liability for unfunded credit commitments | 185 | 125 | 202 |
| Total allowance for credit losses | $5,264 | $3,639 | $2,260 |

*(a) Included in this analysis is activity related to the Company's liability for unfunded commitments, which is separately recorded in other liabilities in the Consolidated Balance Sheet. The balance at December 31, 2009 excludes $1.4 billion of credit discounts recorded as part of the initial determination of the fair value of purchased nonimpaired loans related to the FBOP transaction.*

A summary of impaired loans is as follows:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | Recorded Investment | Valuation Allowance | Recorded Investment | Valuation Allowance | Recorded Investment | Valuation Allowance |
| Commercial and commercial real estate loans: | | | | | | |
| Period-end recorded investment | | | | | | |
| Valuation allowance required | $1,792 | $206 | $1,023 | $115 | $314 | $34 |
| No valuation allowance required | 1,045 | – | 514 | – | 107 | – |
| Total | $2,837 | $206 | $1,537 | $115 | $421 | $34 |
| Average balance | $2,599 | | $1,006 | | $366 | |
| Interest income recognized | 9 | | 6 | | – | |
| Commitments to lend additional funds | 289 | | 107 | | 12 | |
| Restructured accruing homogenous loans: | | | | | | |
| Period-end recorded investment | $2,081 | $367 | $1,336 | $223 | $551 | $17 |
| Average balance | 2,520 | | 1,196 | | 466 | |
| Interest income recognized | 125 | | 71 | | 29 | |
| Nonaccrual homogenous loans: | | | | | | |
| Period-end recorded investment | $ 670 | $ 72 | $ 302 | $ 29 | $ 82 | $ 1 |

For the years ended December 31, 2009, 2008 and 2007, the Company had net gains on the sale of loans of $710 million, $220 million and $163 million, respectively, which were included in noninterest income, primarily in mortgage banking revenue.

The Company has an equity interest in a joint venture that is accounted for utilizing the equity method. The principal activities of this entity are to develop land, and construct and sell residential homes.

The Company provides a warehousing line to this joint venture. Warehousing advances to the joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2009 and 2008, the Company had $890 million and $894 million, respectively, of outstanding advances to this joint venture.

## Note 7 Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Aggregate future minimum lease payments to be received | $11,797 | $12,712 |
| Unguaranteed residual values accruing to the lessor's benefit | 322 | 339 |
| Unearned income | (1,539) | (1,693) |
| Initial direct costs | 218 | 250 |
| Total net investment in sales-type and direct financing leases (a) | $10,798 | $11,608 |

*(a) The accumulated allowance for uncollectible minimum lease payments was $198 million and $224 million at December 31, 2009 and 2008, respectively.*

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2009:

| (Dollars in Millions) | |
|---|---|
| 2010 | $3,200 |
| 2011 | 3,288 |
| 2012 | 2,967 |
| 2013 | 1,498 |
| 2014 | 522 |
| Thereafter | 322 |

## Note 8 Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

When the Company sells financial assets, it may retain servicing rights and/or other beneficial interests in the transferred financial assets. The gain or loss on sale depends, in part, on the previous carrying amount of the transferred financial assets and the consideration other than beneficial interests in the transferred assets received in exchange. Upon transfer, any servicing assets are initially recognized at fair value. The remaining carrying amount of the transferred financial asset is allocated between the assets sold and any interests that continue to be held by the Company based on the relative fair values as of the date of transfer.

The Company is involved in various entities that are considered to be variable interest entities ("VIEs") as defined by applicable authoritative accounting guidance. Generally, a VIE is a corporation, partnership, trust or any other legal structure that does not have equity investors with substantive voting rights or has equity investors that do not have sufficient equity at risk for the entity to independently finance its activities. The Company's investments in VIEs primarily represent private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in affordable housing, development entities that provide capital for communities located in low-income districts and for historic rehabilitation projects that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act. In addition, the Company sponsors entities to which it transfers a pool of tax credit investments. These entities are consolidated by the Company as it continues to absorb the majority of the entities' expected losses. The Company expects to consolidate additional entities and deconsolidate other entities beginning in 2010 as a result of a change in accounting rules for VIEs.

The Company sponsors an off-balance sheet conduit to which it transferred high-grade investment securities in prior years, initially funded by the conduit's issuance of commercial paper. The conduit held assets of $.6 billion at December 31, 2009, compared with $.8 billion at December 31, 2008. During 2008, the conduit ceased issuing commercial paper and began to draw upon a Company-provided liquidity facility to replace outstanding commercial paper as it matured. At December 31, 2009, the amount advanced to the conduit under the liquidity facility was $.7 billion, compared with $.9 billion at December 31, 2008, and was recorded on the Company's balance sheet in commercial loans. Under accounting rules applicable through 2009, the Company considered the conduit to be a VIE. The Company was not the primary beneficiary of the conduit as it did not absorb the majority of the variability of the conduit's cash flows or fair value. The Company will consolidate the conduit beginning in 2010 as a result of a change in the accounting rules related to VIEs.

The Company consolidates VIEs in which it is the primary beneficiary. At December 31, 2009, approximately $510 million of total assets related to various VIEs were consolidated by the Company in its financial statements, compared with $479 million at December 31, 2008. Creditors of these VIEs have no recourse to the general credit of the Company. The Company is not required to consolidate other VIEs as it is not the primary beneficiary. In such cases, the Company does not absorb the majority of the entities' expected losses nor does it receive a majority of the entities' expected residual returns. The Company's investments in unconsolidated VIEs, other than the off-balance sheet conduit, ranged from less than $1 million to $63 million, with an aggregate amount of approximately $2.4 billion at December 31, 2009, and from less than $1 million to $55 million, with an aggregate amount of $2.1 billion at December 31, 2008. While the Company believes potential losses from these investments is remote, the Company's maximum exposure to these unconsolidated VIEs, including any tax implications, was approximately $4.7 billion at December 31, 2009, compared with $3.9 billion at December 31, 2008, if all of the separate investments within the individual private funds were to become worthless and the community-based business and housing projects, and related tax credits completely failed and did not meet certain government compliance requirements.

## Note 9 Premises and Equipment

Premises and equipment at December 31 consisted of the following:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Land | $ 460 | $ 343 |
| Buildings and improvements | 2,923 | 2,465 |
| Furniture, fixtures and equipment | 2,643 | 2,487 |
| Capitalized building and equipment leases | 82 | 106 |
| Construction in progress | 21 | 91 |
| | 6,129 | 5,492 |
| Less accumulated depreciation and amortization | (3,866) | (3,702) |
| Total | $ 2,263 | $ 1,790 |

## Note 10 Mortgage Servicing Rights

The Company serviced $150.8 billion of residential mortgage loans for others at December 31, 2009, and $120.3 billion at December 31, 2008. The net impact included in mortgage banking revenue of assumption changes on the fair value of MSRs and fair value changes of derivatives used to offset MSR value changes was a net gain of $147 million, for the year ended December 31, 2009, compared with net losses of $122 million and $35 million the years ended December 31, 2008 and 2007, respectively. Loan servicing fees, not including valuation changes included in mortgage banking revenue, were $512 million, $404 million and $353 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Balance at beginning of period | $1,194 | $1,462 | $1,427 |
| Rights purchased | 101 | 52 | 14 |
| Rights capitalized | 848 | 515 | 440 |
| Rights sold | – | – | (130) |
| Changes in fair value of MSRs | | | |
| Due to change in valuation assumptions (a) | (15) | (592) | (102) |
| Other changes in fair value (b) | (379) | (243) | (187) |
| Balance at end of period | $1,749 | $1,194 | $1,462 |

*(a) Principally reflects changes in discount rates and prepayment speed assumptions, primarily arising from interest rate changes.*
*(b) Primarily represents changes due to collection/realization of expected cash flows over time (decay).*

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2009, was as follows:

| | Down Scenario | | Up Scenario | |
|---|---|---|---|---|
| (Dollars in Millions) | 50 bps | 25 bps | 25 bps | 50 bps |
| Net fair value | $(15) | $(5) | $2 | $1 |

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Mortgage Revenue Bond Programs ("MRBP"). The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance. Mortgage loans originated as part of government agency and state loans programs tend to experience slower prepayment rates and better cash flows than conventional mortgage loans.

A summary of the Company's MSRs and related characteristics by portfolio as of December 31 was as follows:

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in Millions) | MRBP | Government | Conventional | Total | MRBP | Government | Conventional | Total |
| Servicing portfolio | $11,915 | $21,819 | $117,049 | $150,783 | $12,561 | $14,746 | $93,032 | $120,339 |
| Fair market value | $ 173 | $ 293 | $ 1,283 | $ 1,749 | $ 223 | $ 166 | $ 805 | $ 1,194 |
| Value (bps) (a) | 145 | 134 | 110 | 116 | 178 | 113 | 87 | 99 |
| Weighted-average servicing fees (bps) | 40 | 41 | 32 | 34 | 40 | 40 | 32 | 34 |
| Multiple (value/servicing fees) | 3.63 | 3.27 | 3.44 | 3.41 | 4.45 | 2.83 | 2.72 | 2.91 |
| Weighted-average note rate | 5.94% | 5.68% | 5.56% | 5.61% | 5.94% | 6.23% | 6.01% | 6.03% |
| Age (in years) | 3.8 | 2.1 | 2.5 | 2.5 | 3.2 | 2.6 | 2.8 | 2.8 |
| Expected life (in years) | 6.5 | 4.8 | 5.3 | 5.3 | 7.3 | 3.6 | 3.5 | 3.9 |
| Discount rate | 11.5% | 11.3% | 10.5% | 10.7% | 11.5% | 11.3% | 10.3% | 10.5% |

*(a) Value is calculated as fair market value divided by the servicing portfolio.*

## Note 11 Intangible Assets

Intangible assets consisted of the following:

| December 31 (Dollars in Millions) | Estimated Life (a) | Amortization Method (b) | Balance 2009 | Balance 2008 |
|---|---|---|---|---|
| Goodwill | | (c) | $ 9,011 | $ 8,571 |
| Merchant processing contracts | 9 years/8 years | SL/AC | 473 | 564 |
| Core deposit benefits | 11 years/5 years | SL/AC | 383 | 376 |
| Mortgage servicing rights | | (c) | 1,749 | 1,194 |
| Trust relationships | 15 years/7 years | SL/AC | 222 | 277 |
| Other identified intangibles | 8 years/5 years | SL/AC | 579 | 423 |
| Total | | | $12,417 | $11,405 |

*(a) Estimated life represents the amortization period for assets subject to the straight line method and the weighted average amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.*
*(b) Amortization methods: SL = straight line method*
*AC = accelerated methods generally based on cash flows*
*(c) Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.*

Aggregate amortization expense consisted of the following:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Merchant processing contracts | $117 | $136 | $154 |
| Core deposit benefits | 103 | 67 | 68 |
| Trust relationships | 62 | 68 | 76 |
| Other identified intangibles | 105 | 84 | 78 |
| Total | $387 | $355 | $376 |

The estimated amortization expense for the next five years is as follows:

| (Dollars in Millions) | |
|---|---|
| 2010 | $361 |
| 2011 | 281 |
| 2012 | 226 |
| 2013 | 183 |
| 2014 | 142 |

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2009 and 2008:

| (Dollars in Millions) | Wholesale Banking | Consumer Banking | Wealth Management | Payment Services | Treasury and Corporate Support | Consolidated Company |
|---|---|---|---|---|---|---|
| Balance at December 31, 2007 | $1,330 | $2,420 | $1,564 | $2,333 | $ – | $7,647 |
| Goodwill acquired | 145 | 813 | (2) | 12 | – | 968 |
| Other (a) | – | – | – | (44) | – | (44) |
| Balance at December 31, 2008 | $1,475 | $3,233 | $1,562 | $2,301 | $ – | $8,571 |
| Goodwill acquired | – | 7 | 2 | – | 413 | 422 |
| Other (a) | – | – | – | 18 | – | 18 |
| Balance at December 31, 2009 | $1,475 | $3,240 | $1,564 | $2,319 | $413 | $9,011 |

*(a) Other changes in goodwill include the effect of foreign exchange translation.*

## Note 12 Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | Amount | Rate | Amount | Rate | Amount | Rate |
| At year-end | | | | | | |
| Federal funds purchased | $ 1,329 | .11% | $ 2,369 | .17% | $ 2,817 | 1.88% |
| Securities sold under agreements to repurchase | 8,866 | 2.82 | 9,493 | 2.65 | 10,541 | 4.11 |
| Commercial paper | 14,608 | .17 | 10,061 | .22 | 11,229 | 4.17 |
| Other short-term borrowings | 6,509 | .48 | 12,060 | 1.87 | 7,783 | 5.04 |
| Total | $31,312 | .98% | $33,983 | 1.48% | $32,370 | 4.16% |
| Average for the year | | | | | | |
| Federal funds purchased (b) | $ 2,457 | 8.22% | $ 3,834 | 5.19% | $ 2,731 | 9.63% |
| Securities sold under agreements to repurchase | 8,915 | 2.84 | 11,982 | 3.07 | 10,939 | 4.53 |
| Commercial paper | 10,924 | .32 | 10,532 | 1.91 | 9,265 | 4.75 |
| Other short-term borrowings | 6,853 | .89 | 11,889 | 3.16 | 5,990 | 5.54 |
| Total | $29,149 | 1.89% | $38,237 | 2.99% | $28,925 | 5.29% |
| Maximum month-end balance | | | | | | |
| Federal funds purchased | $ 6,352 | | $ 9,681 | | $ 4,419 | |
| Securities sold under agreements to repurchase | 9,154 | | 15,198 | | 12,181 | |
| Commercial paper | 14,608 | | 11,440 | | 11,229 | |
| Other short-term borrowings | 9,550 | | 17,642 | | 7,783 | |

*(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.*
*(b) Average federal funds purchased rates include compensation expense for corporate card and corporate trust balances.*

## Note 13 Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

| (Dollars in Millions) | Rate Type | Rate (a) | Maturity Date | 2009 | 2008 |
|---|---|---|---|---|---|
| **U.S. Bancorp (Parent Company)** | | | | | |
| Subordinated notes | Fixed | 7.50% | 2026 | $ 199 | $ 199 |
| Convertible senior debentures | Floating | –% | 2035 | 24 | 24 |
| | Floating | –% | 2035 | 447 | 447 |
| | Floating | –% | 2036 | 64 | 64 |
| | Floating | –% | 2037 | 21 | 75 |
| Medium-term notes | Fixed | 1.75%-4.50% | 2010-2014 | 4,880 | 1,350 |
| | Floating | .28%-.68% | 2010-2012 | 4,435 | 4,435 |
| Junior subordinated debentures | Fixed | 5.54%-10.20% | 2031-2067 | 4,559 | 4,058 |
| Capitalized lease obligations, mortgage indebtedness and other (b) | | | | (91) | 179 |
| Subtotal | | | | 14,538 | 10,831 |
| **Subsidiaries** | | | | | |
| Subordinated notes | Fixed | 7.125% | 2009 | – | 500 |
| | Fixed | 6.375% | 2011 | 1,500 | 1,500 |
| | Fixed | 6.30% | 2014 | 963 | 963 |
| | Fixed | 4.95% | 2014 | 1,000 | 1,000 |
| | Fixed | 4.80% | 2015 | 500 | 500 |
| | Fixed | 3.80% | 2015 | 369 | 369 |
| | Fixed | 4.375% | 2017 | 1,348 | 1,348 |
| | Floating | .56% | 2014 | 550 | 550 |
| Federal Home Loan Bank advances | Fixed | .50%-8.25% | 2010-2036 | 4,234 | 6,415 |
| | Floating | .18%-.95% | 2010-2017 | 6,833 | 10,373 |
| Bank notes | Fixed | 5.92% | 2012 | 199 | 1,286 |
| | Floating | .004%-.605% | 2010-2048 | 213 | 2,525 |
| Capitalized lease obligations, mortgage indebtedness and other (b) | | | | 333 | 199 |
| Subtotal | | | | 18,042 | 27,528 |
| Total | | | | $32,580 | $38,359 |

*(a) Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 1.87 percent, 1.84 percent and 2.94 percent, respectively.*
*(b) Other includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.*

Convertible senior debentures issued by the Company pay interest on a quarterly basis until a specified period of time (five or nine years prior to the applicable maturity date). After this date, the Company will not pay interest on the debentures prior to maturity. On the maturity date or on any earlier redemption date, the holder will receive the original principal plus accrued interest. The debentures are convertible at any time on or prior to the maturity date. If the convertible senior debentures are converted, holders of the debentures will generally receive cash up to the accreted principal amount of the debentures plus, if the market price of the Company's common stock exceeds the conversion price in effect on the date of conversion, a number of shares of the Company's common stock, or an equivalent amount of cash at the Company's option, as determined in accordance with specified terms. The convertible senior debentures are callable by the Company and putable by the investors at a price equal to 100 percent of the accreted principal amount plus accrued and unpaid interest. During 2009, investors elected to put debentures with a principal amount of $54 million back to the Company. At December 31, 2009, the weighted average conversion price per share for all convertible issuances was $37.93.

During 2009, the Company issued $501 million of fixed-rate junior subordinated debentures to a separately formed wholly-owned trust for the purpose of issuing Company-obligated mandatorily redeemable preferred securities at an interest rate of 6.625 percent. Refer to Note 14, "Junior Subordinated Debentures" for further information on the nature and terms of these debentures. There were no such issuances in 2008. There were no redemptions of junior subordinated debentures in 2009 or 2008.

The Company has an arrangement with the Federal Home Loan Bank whereby the Company could have borrowed an additional $17.3 billion and $6.6 billion at December 31, 2009 and 2008, respectively, based on collateral available (residential and commercial mortgages).

Maturities of long-term debt outstanding at December 31, 2009, were:

| (Dollars in Millions) | Parent Company | Consolidated |
|---|---|---|
| 2010 | $ 4,783 | $ 6,473 |
| 2011 | 11 | 1,966 |
| 2012 | 2,623 | 7,064 |
| 2013 | 347 | 828 |
| 2014 | 1,483 | 4,248 |
| Thereafter | 5,291 | 12,001 |
| Total | $14,538 | $32,580 |

## Note 14 Junior Subordinated Debentures

As of December 31, 2009, the Company sponsored, and wholly owned 100 percent of the common equity of, ten unconsolidated trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities ("Trust Preferred Securities") to third-party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in junior subordinated debt securities of the Company (the "Debentures"). The Debentures held by the trusts, which totaled $4.6 billion, are the sole assets of each trust. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The guarantee covers the distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the trusts. The Company has the right to redeem the Debentures in whole or in part, on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company used the proceeds from the sales of the Debentures for general corporate purposes.

In connection with the formation of USB Capital IX, the trust issued redeemable Income Trust Securities ("ITS") to third party investors, investing the proceeds in Debentures issued by the Company and entered into stock purchase contracts to purchase preferred stock to be issued by the Company in the future. Pursuant to the stock purchase contracts, the Company is required to make contract payments of .65 percent, also payable semi-annually, through a specified stock purchase date expected to be April 15, 2011. Prior to the specified stock purchase date, the trust is required to remarket and sell the Debentures to third party investors to generate cash proceeds to satisfy its obligation to purchase the Company's Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock") pursuant to the stock purchase contracts. The Series A Preferred Stock, when issued pursuant to the stock purchase contracts, is expected to pay quarterly dividends equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. In connection with this transaction, the Company also entered into a replacement capital covenant which restricts the Company's rights to repurchase the ITS and to redeem or repurchase the Series A Preferred Stock.

The following table is a summary of the Debentures included in long-term debt as of December 31, 2009:

| Issuance Trust (Dollars in Millions) | Issuance Date | Securities Amount | Debentures Amount | Rate Type | Rate | Maturity Date | Earliest Redemption Date |
|---|---|---|---|---|---|---|---|
| USB Capital XIII | December 2009 | $ 500 | $ 501 | Fixed | 6.63 | December 2039 | December 15, 2014 |
| USB Capital XII | February 2007 | 535 | 536 | Fixed | 6.30 | February 2067 | February 15, 2012 |
| USB Capital XI | August 2006 | 765 | 766 | Fixed | 6.60 | September 2066 | September 15, 2011 |
| USB Capital X | April 2006 | 500 | 501 | Fixed | 6.50 | April 2066 | April 12, 2011 |
| USB Capital IX | March 2006 | 1,250 | 1,251 | Fixed | 5.54 | April 2042 | April 15, 2015 |
| USB Capital VIII | December 2005 | 375 | 387 | Fixed | 6.35 | December 2065 | December 29, 2010 |
| USB Capital VII | August 2005 | 300 | 309 | Fixed | 5.88 | August 2035 | August 15, 2010 |
| USB Capital VI | March 2005 | 275 | 284 | Fixed | 5.75 | March 2035 | March 9, 2010 |
| Vail Banks Statutory Trust II | March 2001 | 7 | 7 | Fixed | 10.18 | June 2031 | June 8, 2011 |
| Vail Banks Statutory Trust I | February 2001 | 17 | 17 | Fixed | 10.20 | February 2031 | February 22, 2011 |
| Total | | $4,524 | $4,559 | | | | |

## Note 15 Shareholders' Equity

At December 31, 2009 and 2008, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.9 billion and 1.8 billion shares of common stock outstanding at December 31, 2009 and 2008, respectively, and had 132 million shares reserved for future issuances, primarily under stock incentive plans and shares that may be issued in connection with the Company's convertible senior debentures, at December 31, 2009.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company's preferred stock was as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| December 31, (Dollars in Millions) | Shares Issued and Outstanding | Carrying Amount | Shares Issued and Outstanding | Carrying Amount |
| Series B | 40,000 | $1,000 | 40,000 | $1,000 |
| Series D | 20,000 | 500 | 20,000 | 500 |
| Series E | – | – | 6,599,000 | 6,431 |
| Total preferred stock (a) | 60,000 | $1,500 | 6,659,000 | $7,931 |

*(a) The par value of all shares issued and outstanding at December 31, 2009 and 2008, was $1.00 a share.*

On November 14, 2008, the Company issued 6.6 million shares of Series E Fixed Rate Cumulative Perpetual Preferred Stock (the "Series E Preferred Stock") and a warrant to purchase 33 million shares of the Company's common stock, at a price of $30.29 per common share, to the U.S. Department of the Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008 for proceeds of $6.6 billion. The Company allocated $172 million of the proceeds to the warrant, with the resulting discount on the Series E Preferred Stock being accreted over five years and reported as a reduction to income applicable to common equity over that period. On June 17, 2009, the Company redeemed the Series E Preferred Stock. The Company included in its computation of earnings per diluted common share for the year ended December 31, 2009 the impact of a deemed dividend of $154 million, representing the unaccreted preferred stock discount remaining on the redemption date. On July 15, 2009, the Company repurchased the warrant from the U.S. Department of the Treasury for $139 million.

On March 27, 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series B Preferred Stock"), and on March 17, 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series D Preferred Stock"). The Series B Preferred Stock and Series D Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent on the Series B Preferred Stock, and 7.875 percent per annum on the Series D Preferred Stock. Both series are redeemable at the Company's option, subject to the prior approval of the Federal Reserve Board.

During 2009, 2008 and 2007, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2009, the Company had approximately 20 million shares that may yet be purchased under the current Board of Directors approved authorization.

The following table summarizes the Company's common stock repurchased in each of the last three years:

| (Dollars and Shares in Millions) | Shares | Value |
|---|---|---|
| 2009 | – | $ 4 |
| 2008 | 2 | 91 |
| 2007 | 58 | 2,011 |

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders' equity for the years ended December 31, was as follows:

| (Dollars in Millions) | Transactions | | | Balances |
|---|---|---|---|---|
| | Pre-tax | Tax-effect | Net-of-tax | Net-of-Tax |
| **2009** | | | | |
| Changes in unrealized gains and losses on securities available-for-sale | $ 2,131 | $ (810) | $ 1,321 | $ (393) |
| Other-than-temporary impairment not recognized in earnings on securities available-for-sale | (402) | 153 | (249) | – |
| Unrealized gain on derivative hedges | 516 | (196) | 320 | (319) |
| Foreign currency translation | 40 | (15) | 25 | (53) |
| Realized loss on derivative hedges | – | – | – | (8) |
| Reclassification for realized losses | 456 | (173) | 283 | – |
| Change in retirement obligation | 290 | (111) | 179 | (711) |
| Total | $ 3,031 | $(1,152) | $ 1,879 | $(1,484) |
| **2008** | | | | |
| Changes in unrealized gains and losses on securities available-for-sale | $(2,729) | $ 1,037 | $(1,692) | $(1,745) |
| Unrealized loss on derivative hedges | (722) | 274 | (448) | (639) |
| Foreign currency translation | (117) | 45 | (72) | (78) |
| Realized loss on derivative hedges | (15) | 6 | (9) | (11) |
| Reclassification for realized losses | 1,020 | (388) | 632 | – |
| Change in retirement obligation | (1,357) | 519 | (838) | (890) |
| Total | $(3,920) | $ 1,493 | $(2,427) | $(3,363) |
| **2007** | | | | |
| Changes in unrealized gains and losses on securities available-for-sale | $ (482) | $ 183 | $ (299) | $ (659) |
| Unrealized loss on derivative hedges | (299) | 115 | (184) | (191) |
| Foreign currency translation | 8 | (3) | 5 | (6) |
| Realized loss on derivative hedges | – | – | – | (28) |
| Reclassification for realized losses | 96 | (38) | 58 | – |
| Change in retirement obligation | 352 | (132) | 220 | (52) |
| Total | $ (325) | $ 125 | $ (200) | $ (936) |

***Regulatory Capital*** The measures used to assess capital by bank regulatory agencies include two principal risk-based ratios, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders' equity plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries (subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2009 and 2008, for the Company and its bank subsidiaries, see Table 20 included in Management's Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company's regulatory capital:

| (Dollars in Millions) | December 31 2009 | 2008 |
|---|---|---|
| **Tier 1 Capital** | | |
| Common shareholders' equity | $ 24,463 | $ 18,369 |
| Qualifying preferred stock | 1,500 | 7,931 |
| Qualifying trust preferred securities | 4,524 | 4,024 |
| Noncontrolling interests, less preferred stock not eligible for Tier 1 capital | 692 | 693 |
| Less intangible assets | | |
| Goodwill (net of deferred tax liability) | (8,482) | (8,153) |
| Other disallowed intangible assets | (1,322) | (1,479) |
| Other (a) | 1,235 | 3,041 |
| Total Tier 1 Capital | 22,610 | 24,426 |
| **Tier 2 Capital** | | |
| Eligible portion of allowance for credit losses | 2,969 | 2,892 |
| Eligible subordinated debt | 4,874 | 5,579 |
| Other | 5 | – |
| Total Tier 2 Capital | 7,848 | 8,471 |
| Total Risk Based Capital | $ 30,458 | $ 32,897 |
| **Risk-Weighted Assets** | $235,233 | $230,628 |

*(a) Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.*

Noncontrolling interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company's primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share ("Series A Preferred Securities") to third party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum of 6.091 percent from December 22, 2006 to, but excluding, January 15, 2012. On January 15, 2012, the rate will be equal to three-month LIBOR for the related dividend period plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on the dividend payment date occurring in January 2012 and each fifth anniversary thereafter, or in whole but not in part, at the option of USB Realty Corp. on any dividend date before or after January 2012 that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

## Note 16 Earnings Per Share

The components of earnings per share were:

| (Dollars and Shares in Millions, Except Per Share Data) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net income attributable to U.S. Bancorp | $2,205 | $2,946 | $4,324 |
| Preferred dividends | (228) | (119) | (60) |
| Accretion of preferred stock discount | (14) | (4) | – |
| Deemed dividend on preferred stock redemption | (154) | – | – |
| Earnings allocated to participating stock awards | (6) | (4) | (6) |
| Net income applicable to U.S. Bancorp common shareholders | $1,803 | $2,819 | $4,258 |
| Average common shares outstanding | 1,851 | 1,742 | 1,735 |
| Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes | 8 | 14 | 21 |
| Average diluted common shares outstanding | 1,859 | 1,756 | 1,756 |
| Earnings per common share | $ .97 | $ 1.62 | $ 2.45 |
| Diluted earnings per common share | $ .97 | $ 1.61 | $ 2.42 |

Options and warrants outstanding at December 31, 2009, 2008 and 2007, to purchase 70 million, 67 million and 13 million common shares respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively, because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company's common stock pursuant to specified formulas, were not included in the computation of diluted earnings per share because they were antidilutive.

## Note 17 Employee Benefits

***Employee Retirement Savings Plan*** The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in the Company's common stock, an employee can reinvest the matching contributions among various investment alternatives. Total expense was $78 million, $76 million and $62 million in 2009, 2008 and 2007, respectively.

***Pension Plans*** The Company has qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. As a result of plan mergers, pension benefits may also be provided using two cash balance benefit formulas where only investment or interest credits continue to be credited to participants' accounts. Employees become vested upon completing five years of vesting service. Effective January 1, 2010, the Company established a new cash balance formula for certain current and all future eligible employees. Participants will receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants will also receive an annual interest credit. This new plan formula resulted in a $35 million reduction of the 2009 projected benefit obligation.

In general, the Company's qualified pension plans' objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return ("LTROR"). Annually, the Company's Compensation and Human Resources Committee (the "Committee"), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company's funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made no contributions to the qualified pension plans in 2009 or 2008, and anticipates no contributions in 2010. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the present value of the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2010, the Company expects to contribute $21 million to its non-qualified pension plans which equals the expected benefit payments.

***Postretirement Welfare Plan*** In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service. In 2010, the Company expects to make no contributions to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the consolidated balance sheet at December 31, for the retirement plans:

| (Dollars in Millions) | Pension Plans | | Postretirement Welfare Plan | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Change In Projected Benefit Obligation** | | | | |
| Benefit obligation at beginning of measurement period | $ 2,368 | $ 2,225 | $176 | $206 |
| Effect of eliminating early measurement date | – | 26 | – | (1) |
| Service cost | 80 | 76 | 6 | 6 |
| Interest cost | 152 | 141 | 11 | 12 |
| Plan participants' contributions | – | – | 10 | 14 |
| Plan amendments | (35) | – | – | – |
| Actuarial loss (gain) | 49 | 22 | 6 | (29) |
| Benefit payments | (118) | (122) | (26) | (36) |
| Federal subsidy of benefits paid | – | – | 3 | 4 |
| Benefit obligation at end of measurement period (a) | $ 2,496 | $ 2,368 | $186 | $176 |
| **Change In Fair Value Of Plan Assets** | | | | |
| Fair value at beginning of measurement period | $ 1,699 | $ 2,943 | $158 | $177 |
| Effect of eliminating early measurement date | – | 32 | – | (3) |
| Actual return on plan assets | 489 | (1,173) | 1 | 5 |
| Employer contributions | 19 | 19 | 1 | 1 |
| Plan participants' contributions | – | – | 10 | 14 |
| Benefit payments | (118) | (122) | (26) | (36) |
| Fair value at end of measurement period | $ 2,089 | $ 1,699 | $144 | $158 |
| **Funded (Unfunded) Status** | $ (407) | $ (669) | $ (42) | $ (18) |
| **Components Of The Consolidated Balance Sheet** | | | | |
| Noncurrent benefit asset | $ 5 | $ – | $ – | $ – |
| Current benefit liability | (21) | (22) | – | – |
| Noncurrent benefit liability | (391) | (647) | (42) | (18) |
| Recognized amount | $ (407) | $ (669) | $ (42) | $ (18) |
| **Accumulated Other Comprehensive Income (Loss), Pretax** | | | | |
| Net actuarial gain (loss) | $(1,259) | $(1,538) | $ 62 | $ 79 |
| Prior service credit (cost) | 47 | 18 | 2 | 3 |
| Transition asset (obligation) | – | – | (2) | (2) |
| Recognized amount | $(1,212) | $(1,520) | $ 62 | $ 80 |

*(a) At December 31, 2009 and 2008, the accumulated benefit obligation for all pension plans was $2.4 billion and $2.2 billion, respectively.*

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Pension Plans with Projected Benefit Obligations in Excess of Plan Assets | | |
| Projected benefit obligation | $2,464 | $2,368 |
| Fair value of plan assets | 2,052 | 1,699 |
| Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets | | |
| Accumulated benefit obligation | 2,349 | 2,207 |
| Fair value of plan assets | 2,052 | 1,669 |

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

| | Pension Plans | | | Postretirement Welfare Plan | | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| **Components Of Net Periodic Benefit Cost** | | | | | | |
| Service cost | $ 80 | $ 76 | $ 70 | $ 6 | $ 6 | $ 6 |
| Interest cost | 152 | 141 | 126 | 11 | 12 | 14 |
| Expected return on plan assets | (215) | (224) | (199) | (5) | (6) | (6) |
| Prior service cost (credit) and transition obligation (asset) amortization | (6) | (6) | (6) | – | – | – |
| Actuarial loss (gain) amortization | 49 | 32 | 63 | (7) | (4) | – |
| Net periodic benefit cost | $ 60 | $ 19 | $ 54 | $ 5 | $ 8 | $14 |
| **Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)** | | | | | | |
| Current year actuarial gain (loss) | $ 230 | $(1,419) | $ 258 | $(11) | $35 | $37 |
| Actuarial loss (gain) amortization | 49 | 32 | 63 | (7) | (4) | – |
| Current year prior service credit (cost) | 35 | – | – | – | – | – |
| Prior service cost (credit) and transition obligation (asset) amortization | (6) | (6) | (6) | – | – | – |
| Total recognized in other comprehensive income (loss) | $ 308 | $(1,393) | $ 315 | $(18) | $31 | $37 |
| Total recognized in net periodic benefit cost and other comprehensive income (loss) (a)(b) | $ 248 | $(1,412) | $ 261 | $(23) | $23 | $23 |

*(a) The pretax estimated net loss and prior service credit for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 are $64 million and $12 million, respectively.*

*(b) The pretax estimated net gain for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 is $5 million.*

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

| | Pension Plans | | Postretirement Welfare Plan | |
|---|---|---|---|---|
| (Dollars in Millions) | 2009 | 2008 | 2009 | 2008 |
| Discount rate (a) | 6.2% | 6.4% | 5.6% | 6.3% |
| Rate of compensation increase (b) | 3.0 | 3.0 | * | * |
| Health care cost trend rate for the next year (c) | | | | |
| Prior to age 65 | | | 8.0% | 7.0% |
| After age 65 | | | 14.0 | 21.0 |
| Effect on accumulated postretirement benefit obligation | | | | |
| One percent increase | | | $ 8 | $ 11 |
| One percent decrease | | | (8) | (10) |

*(a) For 2009, the discount rates were developed using Towers Watson's cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 13.4, 10.5 and 8.2 years, respectively. For 2008, the discount rates were developed using Towers Watson's cash flow matching bond model with a modified duration for the pension plans and postretirement welfare plan of 12.5 and 8.1 years, respectively.*

*(b) Determined on a liability weighted basis.*

*(c) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.*

* *Not applicable*

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

| (Dollars in Millions) | Pension Plans 2009 | Pension Plans 2008 | Pension Plans 2007 | Postretirement Welfare Plan 2009 | Postretirement Welfare Plan 2008 | Postretirement Welfare Plan 2007 |
|---|---|---|---|---|---|---|
| Discount rate (a) | 6.4% | 6.3% | 6.0% | 6.3% | 6.1% | 6.0% |
| Expected return on plan assets (b) | 8.5 | 8.9 | 8.9 | 3.5 | 3.5 | 3.5 |
| Rate of compensation increase (c) | 3.0 | 3.2 | 2.2 | * | * | * |
| Health care cost trend rate (d) | | | | | | |
| Prior to age 65 | | | | 7.0% | 8.0% | 8.0% |
| After age 65 | | | | 21.0 | 9.0 | 10.0 |
| Effect on total of service cost and interest cost | | | | | | |
| One percent increase | | | | $ 1 | $ 1 | $ 1 |
| One percent decrease | | | | (1) | (1) | (1) |

*(a) See footnote (a) in previous table (weighted average assumptions used to determine the projected benefit obligations).*
*(b) With the help of an independent pension consultant, a range of potential expected rates of return, economic conditions, historical performance relative to assumed rates of return and asset allocation, and peer group LTROR information are used in developing the plan assumptions for its expected long-term rates of return on plan assets. The Company determined its 2009 expected long-term rates of return reflect current economic conditions and plan assets.*
*(c) Determined on a liability weighted basis.*
*(d) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2012 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.*
** Not applicable*

***Investment Policies and Asset Allocation*** In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the U.S. and in foreign countries.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plans' long-term up-side potential. Given the pension plans' investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in equities diversified among various domestic equity categories and international equities is appropriate. The target asset allocation for the Company's qualified pension plans is 55 percent domestic large cap equities, 19 percent domestic mid cap equities, 6 percent domestic small cap equities and 20 percent international equities.

At December 31, 2009 and 2008, plan assets of the qualified pension plans included mutual funds that have asset management arrangements with related parties totaling $1.1 billion and $791 million, respectively.

Under a contractual agreement with FAF Advisors, Inc., an affiliate of the Company, certain plan assets are lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers collateralize the loaned securities with either cash or non-cash securities. Cash collateral held at December 31, 2009 and 2008 totaled $121 million and $151 million, respectively, with corresponding obligations to return the cash collateral of $131 million and $165 million, respectively.

Per authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.

The assets of the qualified pension plans and postretirement welfare plan include investments in equity securities and mutual funds whose fair values are determined based on quoted market prices and such items are classified within Level 1 of the fair value hierarchy. The qualified pension plan also has investments in limited partnership interests whose fair value is determined by the Company by analyzing the limited partnerships' audited financial statements and other related investment activity. These securities are categorized as Level 3.

The following table summarizes the plan assets measured at fair value at December 31:

| (Dollars in Millions) | Pension Plans | | | | Postretirement Welfare Plan | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2009 | 2008 |
| | Level 1 | Level 3 | Level 1 | Level 3 | Level 1 | Level 1 |
| Domestic equity securities | | | | | | |
| Large cap | $1,056 | $– | $ 916 | $– | $ – | $ – |
| Mid cap | 397 | – | 287 | – | – | – |
| Small cap | 126 | – | 94 | – | – | – |
| International equity securities | 442 | – | 331 | – | – | – |
| Real estate | 40 | – | 30 | – | – | – |
| Cash and cash equivalents | 22 | – | 30 | – | 144 | 158 |
| Other | – | 6 | 2 | 9 | – | – |
| Total | $2,083 | $6 | $1,690 | $9 | $144 | $158 |

The following table summarizes the changes in fair value for all plan assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

| (Dollars in Millions) | Other | |
|---|---|---|
| | 2009 | 2008 |
| Balance at beginning of period | $ 9 | $8 |
| Unrealized gains (losses) relating to assets still held at end of year | (3) | 1 |
| Balance at end of period | $ 6 | $9 |

## Expected Future Benefit Payments

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

| (Dollars in Millions) | Pension Plans | Postretirement Welfare Plan (a) | Medicare Part D Subsidy |
|---|---|---|---|
| 2010 | $147 | $ 13 | $2 |
| 2011 | 135 | 16 | 3 |
| 2012 | 138 | 18 | 3 |
| 2013 | 141 | 19 | 3 |
| 2014 | 145 | 21 | 3 |
| 2015 – 2019 | 809 | 121 | 9 |

*(a) Net of retiree contributions and before Medicare Part D subsidy.*

## Note 18 Stock-Based Compensation

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Option holders under such plans receive the Company's common stock, or options to buy the Company's stock, based on the conversion terms of the various merger agreements. The historical stock award information presented below has been restated to reflect the options originally granted under acquired companies' plans. At December 31, 2009, there were 27 million shares (subject to adjustment for forfeitures) available for grant under various plans.

## Stock Option Awards

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

| Year Ended December 31 | Stock Options/Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (In millions) |
|---|---|---|---|---|
| **2009** | | | | |
| Number outstanding at beginning of period | 82,293,011 | $29.08 | | |
| Granted | 14,316,237 | 12.04 | | |
| Exercised | (1,085,328) | 19.98 | | |
| Cancelled (a) | (7,144,451) | 28.33 | | |
| Number outstanding at end of period (b) | 88,379,469 | $26.49 | 6.1 | $(352) |
| Exercisable at end of period | 50,538,048 | $27.52 | 4.5 | $(253) |
| **2008** | | | | |
| Number outstanding at beginning of period | 91,211,464 | $27.22 | | |
| Granted | 22,464,085 | 32.19 | | |
| Exercised | (28,528,238) | 25.27 | | |
| Cancelled (a) | (2,854,300) | 31.94 | | |
| Number outstanding at end of period (b) | 82,293,011 | $29.08 | 6.0 | $(335) |
| Exercisable at end of period | 43,787,801 | $26.11 | 4.0 | $ (48) |
| **2007** | | | | |
| Number outstanding at beginning of period | 97,052,221 | $25.42 | | |
| Granted | 13,810,737 | 35.81 | | |
| Exercised | (17,595,906) | 23.66 | | |
| Cancelled (a) | (2,055,588) | 30.59 | | |
| Number outstanding at end of period (b) | 91,211,464 | $27.22 | 4.9 | $ 413 |
| Exercisable at end of period | 62,701,270 | $24.82 | 3.5 | $ 434 |

*(a) Options cancelled includes both non-vested (i.e., forfeitures) and vested options.*
*(b) Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.*

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The following table includes the weighted average estimated fair value and assumptions utilized by the Company for newly issued grants:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Estimated fair value | $3.39 | $3.55 | $5.38 |
| Risk-free interest rates | 1.8% | 3.4% | 4.7% |
| Dividend yield | 4.2% | 4.8% | 4.3% |
| Stock volatility factor | .44 | .19 | .20 |
| Expected life of options (in years) | 5.5 | 5.0 | 5.0 |

Expected stock volatility is based on several factors including the historical volatility of the Company's stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company's expected dividend yield over the life of the options.

The following summarizes certain stock option activity of the Company:

| (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fair value of options vested | $74 | $ 67 | $ 61 |
| Intrinsic value of options exercised | 3 | 262 | 192 |
| Cash received from options exercised | 22 | 651 | 400 |
| Tax benefit realized from options exercised | 1 | 99 | 73 |

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2009, is as follows:

| | Outstanding Options | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| $11.02 – $15.00 | 13,262,305 | 9.1 | $11.43 | 101,705 | $13.03 |
| $15.01 – $20.00 | 5,375,452 | 2.2 | 18.85 | 5,076,400 | 18.92 |
| $20.01 – $25.00 | 13,761,424 | 2.1 | 22.17 | 13,689,375 | 22.17 |
| $25.01 – $30.00 | 15,076,581 | 5.4 | 29.25 | 12,214,557 | 29.30 |
| $30.01 – $35.00 | 30,427,502 | 7.2 | 31.71 | 14,123,044 | 31.14 |
| $35.01 – $37.99 | 10,476,205 | 7.0 | 36.06 | 5,332,967 | 36.05 |
| | 88,379,469 | 6.1 | $26.49 | 50,538,048 | $27.52 |

## Restricted Stock and Unit Awards

A summary of the status of the Company's restricted shares of stock is presented below:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Year Ended December 31 | Shares | Weighted-Average Grant-Date Fair Value | Shares | Weighted-Average Grant-Date Fair Value | Shares | Weighted-Average Grant-Date Fair Value |
| **Nonvested Shares** | | | | | | |
| Outstanding at beginning of period | 2,420,535 | $32.42 | 2,368,085 | $31.45 | 2,919,901 | $27.32 |
| Granted | 5,435,363 | 12.09 | 1,132,239 | 32.24 | 952,878 | 35.69 |
| Vested | (869,898) | 31.84 | (958,729) | 29.78 | (1,292,748) | 25.31 |
| Cancelled | (197,797) | 16.52 | (121,060) | 32.69 | (211,946) | 31.05 |
| Outstanding at end of period | 6,788,203 (a) | $16.68 | 2,420,535 | $32.42 | 2,368,085 | $31.45 |

*(a) Includes maximum number of shares to be received by participants under awards that are based on the achievement of certain future performance criteria by the Company.*

The total fair value of shares vested was $12 million, $29 million, and $45 million for 2009, 2008 and 2007, respectively.

Stock-based compensation expense was $89 million, $85 million and $77 million for 2009, 2008 and 2007, respectively. On an after-tax basis, stock-based compensation was $55 million, $53 million and $48 million for 2009, 2008, and 2007, respectively. As of December 31, 2009, there was $159 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

## Note 19 Income Taxes

The components of income tax expense were:

| (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Federal** | | | |
| Current | $ 765 | $1,832 | $1,732 |
| Deferred | (499) | (958) | (95) |
| Federal income tax | 266 | 874 | 1,637 |
| **State** | | | |
| Current | 175 | 300 | 248 |
| Deferred | (46) | (87) | (2) |
| State income tax | 129 | 213 | 246 |
| Total income tax provision | $ 395 | $1,087 | $1,883 |

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company's applicable income tax expense follows:

| (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Tax at statutory rate (35 percent) | $ 921 | $1,435 | $2,200 |
| State income tax, at statutory rates, net of federal tax benefit | 84 | 138 | 160 |
| Tax effect of | | | |
| Tax credits | (421) | (301) | (245) |
| Tax-exempt income | (202) | (173) | (130) |
| Noncontrolling interests | (11) | (24) | (27) |
| Resolution of state income tax examinations | – | – | (57) |
| Other items | 24 | 12 | (18) |
| Applicable income taxes | $ 395 | $1,087 | $1,883 |

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges and certain tax benefits related to stock options are recorded directly to shareholders' equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Included in earnings for 2009, 2008 and 2007 were reductions in income tax expense and associated liabilities related to the resolution of various state income tax examinations which cover varying years from 2001 through 2008 in different states. The resolution of these cycles was the result of negotiations held between the Company and representatives of various taxing authorities throughout the examinations. Federal tax examinations for all years ending through December 31, 2006, are completed and resolved. During 2009, the Internal Revenue Service began its examination of the Company's tax returns for the years ended December 31, 2007 and 2008. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax positions balances are summarized as follows:

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Balance at beginning of period | $283 | $296 |
| Additions for tax positions taken in the prior year | 31 | 49 |
| Additions for tax positions taken in the current year | 145 | 8 |
| Exam resolutions | (12) | (63) |
| Statute expirations | (7) | (7) |
| Balance at end of period | $440 | $283 |

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2009 and 2008, were $202 million and $187 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. During the years ended December 31, 2009 and 2008, the Company recognized approximately $13 million and $19 million, respectively, in interest and had approximately $53 million accrued at December 31, 2009. Substantially all of the current year additions to uncertain tax positions relate to tax positions on the timing of the allowance of deductions for losses on various securities and debt obligations. The ultimate deductibility is highly certain, however the timing of deductibility is uncertain.

While certain examinations may be concluded, statutes may lapse or other developments may occur, the Company does not believe a significant increase or decrease in the uncertain tax positions will occur over the next twelve months.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company's net deferred tax asset (liability) as of December 31 were:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Allowance for credit losses | $ 2,147 | $ 1,345 |
| Securities available-for-sale and financial instruments | 359 | 1,473 |
| Accrued expenses | 275 | 282 |
| Stock compensation | 184 | 176 |
| Pension and postretirement benefits | 25 | 211 |
| Federal, state and foreign net operating loss carryforwards | 58 | 49 |
| Other investment assets | 120 | 265 |
| Other deferred tax assets, net | 79 | 106 |
| Gross deferred tax assets | 3,247 | 3,907 |
| **Deferred Tax Liabilities** | | |
| Leasing activities | (2,319) | (1,996) |
| Mortgage servicing rights | (394) | (328) |
| Goodwill and other intangible assets | (280) | (35) |
| Loans | (129) | (140) |
| Other deferred tax liabilities, net | (259) | (239) |
| Gross deferred tax liabilities | (3,381) | (2,738) |
| Valuation allowance | (56) | (49) |
| **Net Deferred Tax Asset (Liability)** | $ (190) | $ 1,120 |

The Company has established a valuation allowance to offset deferred tax assets related to federal, state and foreign net operating loss carryforwards which are subject to various limitations under the respective income tax laws and some of which may expire unused. The Company has approximately $604 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2024. Management has determined a valuation reserve is not required for the remaining deferred tax assets because it is more likely than not these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

Certain events covered by Internal Revenue Code section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At December 31, 2009, retained earnings included approximately $102 million of base year reserves for which no deferred federal income tax liability has been recognized.

## Note 20 Derivative Instruments

The Company recognizes all derivatives in the consolidated balance sheet at fair value as other assets or liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability, including a hedge of foreign currency exposure ("fair value hedge"); a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized asset or liability ("cash flow hedge"); or a customer accommodation or an economic hedge for asset/liability risk management purposes ("free-standing derivative").

Of the Company's $46.8 billion of total notional amount of asset and liability management positions at December 31, 2009, $15.4 billion was designated as a fair value or cash flow hedge. When a derivative is designated as either a fair value or cash flow hedge, the Company performs an assessment, at inception and quarterly thereafter to determine the effectiveness of the derivative in offsetting changes in the value of the hedged items.

***Fair Value Hedges*** These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and junior subordinated debentures. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings.

The change in fair value attributed to hedge ineffectiveness was not material.

The Company also uses forward commitments to sell specified amounts of certain foreign currencies and foreign denominated debt to hedge the volatility of its investment in foreign operations as driven by fluctuations in foreign currency exchange rates. The net amount of gains or losses included in the cumulative translation adjustment for the year ended December 31, 2009 was not material.

***Cash Flow Hedges*** These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until income from the cash flows of the hedged items is realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately. At December 31, 2009, the Company had $327 million of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $650 million at December 31, 2008. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $126 million. This includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2009, and the change in fair value attributed to hedge ineffectiveness was not material.

***Other Derivative Positions*** The Company enters into free standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell residential mortgage loans which are used to economically hedge the interest rate risk related to residential mortgage loan production activities. The Company also enters into U.S. Treasury futures, options on U.S. Treasury futures contracts and forward commitments to buy residential mortgage loans to economically hedge the change in the fair value of the Company's residential MSRs. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts to accommodate its customers. To mitigate the market and liquidity risk associated with these derivatives, the Company enters into similar offsetting positions.

For additional information on the Company's purpose for entering into derivative transactions and its overall risk management strategies, refer to "Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks" which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the derivative positions of the Company at December 31, 2009:

| (Dollars in Millions) | Asset Derivatives Notional Value | Asset Derivatives Fair Value | Asset Derivatives Weighted - Average Remaining Maturity In Years | Liability Derivatives Notional Value | Liability Derivatives Fair Value | Liability Derivatives Weighted - Average Remaining Maturity In Years |
|---|---|---|---|---|---|---|
| **Asset and Liability Management Positions** | | | | | | |
| Fair value hedges | | | | | | |
| Interest rate contracts | | | | | | |
| Receive fixed/pay floating swaps | $ 3,235 | $ 70 | 32.71 | $ 1,950 | $ 32 | 20.52 |
| Foreign exchange cross-currency swaps | 1,864 | 272 | 6.81 | – | – | – |
| Cash flow hedges | | | | | | |
| Interest rate contracts | | | | | | |
| Pay fixed/receive floating swaps | – | – | – | 8,363 | 556 | 3.58 |
| Net investment hedges | | | | | | |
| Foreign exchange forward contracts (a) | 536 | 15 | .08 | – | – | – |
| Other economic hedges | | | | | | |
| Interest rate contracts | | | | | | |
| Futures and forwards | | | | | | |
| Buy | 1,250 | 6 | .07 | 9,862 | 190 | .05 |
| Sell | 7,533 | 91 | .11 | 1,260 | 3 | .06 |
| Options | | | | | | |
| Purchased | 5,250 | – | .06 | – | – | – |
| Written | 2,546 | 9 | .08 | 594 | 2 | .09 |
| Foreign exchange forward contracts | 113 | 1 | .08 | 293 | 2 | .08 |
| Equity contracts | 27 | 2 | 1.58 | 29 | 1 | .29 |
| Credit contracts | 863 | 2 | 3.68 | 1,261 | 1 | 3.05 |
| **Customer-Related Positions** | | | | | | |
| Interest rate contracts | | | | | | |
| Receive fixed/pay floating swaps | 18,700 | 854 | 4.46 | 1,083 | 19 | 7.00 |
| Pay fixed/receive floating swaps | 1,299 | 24 | 7.36 | 18,490 | 821 | 4.45 |
| Options | | | | | | |
| Purchased | 1,841 | 20 | 1.68 | 231 | 12 | .85 |
| Written | 477 | 12 | .56 | 1,596 | 20 | 1.90 |
| Foreign exchange rate contracts | | | | | | |
| Forwards, spots and swaps (a) | 5,607 | 193 | .46 | 5,563 | 184 | .45 |
| Options | | | | | | |
| Purchased | 311 | 11 | .64 | – | – | – |
| Written | – | – | – | 311 | 11 | .64 |
| Total fair value of derivative positions | | 1,582 | | | 1,854 | |
| Netting (b) | | (421) | | | (995) | |
| Total | | $1,161 | | | $ 859 | |

*(a) Reflects the net of long and short positions.*

*(b) Represents netting of derivative asset and liability balances, and related cash collateral, with the same counterparty subject to master netting agreements. Authoritative accounting guidance permits the netting of derivative receivables and payables when a legally enforceable master netting agreement exists between the Company and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of contracts through a single payment, in a single currency, in the event of default on or termination of any one contract. At December 31, 2009, the amount of cash collateral posted by counterparties that was netted against derivative assets was $116 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $691 million.*

*Note: The fair values of asset and liability derivatives are included in Other assets and Other liabilities on the Consolidated Balance Sheet, respectively.*

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income and the gains (losses) reclassified from other comprehensive income (loss) into earnings:

| Year Ended December 31, 2009 (Dollars in Millions) | Gains (Losses) Recognized in Other Comprehensive Income (Loss) | Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings |
|---|---|---|
| **Asset and Liability Management Positions** | | |
| Cash flow hedges | | |
| Interest rate contracts | | |
| Pay fixed/receive floating swaps (a) | $1,066 | $(2) |
| Net investment hedges | | |
| Foreign exchange forward contracts | (44) | – |

*Note: Ineffectiveness on cash flow and net investment hedges was not material for the year ended December 31, 2009.*
*(a) Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans.*

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and customer-related positions:

| Year Ended December 31, 2009 (Dollars in Millions) | Location of Gains (Losses) Recognized in Earnings | Gains (Losses) Recognized in Earnings |
|---|---|---|
| **Asset and Liability Management Positions** | | |
| Fair value hedges (a) | | |
| Interest rate contracts | Other noninterest income | $ (27) |
| Foreign exchange cross-currency swaps | Other noninterest income | 115 |
| Other economic hedges | | |
| Interest rate contracts | | |
| Futures and forwards | Mortgage banking revenue | 184 |
| Purchased and written options | Mortgage banking revenue | 300 |
| Foreign exchange forward contracts | Commercial products revenue | (46) |
| Equity contracts | Compensation expense | (22) |
| Credit contracts | Other noninterest income/expense | 29 |
| **Customer-Related Positions** | | |
| Interest rate contracts | | |
| Receive fixed/pay floating swaps | Other noninterest income | (658) |
| Pay fixed/receive floating swaps | Other noninterest income | 696 |
| Purchased and written options | Other noninterest income | (1) |
| Foreign exchange rate contracts | | |
| Forwards, spots and swaps | Commercial products revenue | 49 |
| Purchased and written options | Commercial products revenue | 1 |

*(a) Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $25 million and $(114) million for the year ended December 31, 2009, respectively. Ineffective portion was not material for the year ended December 31, 2009.*

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk based on its assessment of the probability of counterparty default and includes that within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting agreements and by requiring collateral agreements which allow the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties. The balances in the table on page 109 do not reflect the impact of these risk mitigation techniques.

The Company's collateral agreements are bilateral, and therefore contain provisions that require collateralization of the Company's net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company's credit rating from two of the nationally recognized statistical rating organizations. If the Company's credit rating were to fall below credit ratings thresholds established in the collateral agreements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral agreements that were in a net liability position at December 31, 2009, was $1.2 billion. At December 31,

2009, the Company had $691 million of cash posted as collateral against this net liability position.

## Note 21 Fair Values of Assets And Liabilities

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, investment securities, certain mortgage loans held for sale ("MLHFS") and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure assets and liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

- Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury and exchange-traded instruments.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are valued using third party pricing services; derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes residential MSRs, certain debt securities, including the Company's SIV-related investments and non-agency mortgaged-backed securities, and certain derivative contracts.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, for financial assets and liabilities measured at fair value, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models.

***Cash and Cash Equivalents*** The carrying value of cash, amounts due from banks, federal funds sold and securities purchased under resale agreements was assumed to approximate fair value.

***Investment Securities*** When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy.

For other securities, the Company determines fair value based on various sources and may apply matrix pricing with observable prices for similar securities where a price for the identical security is not observable. Prices are verified, where possible, to prices of observable market trades as obtained from independent sources. Securities measured at fair value by such methods are classified as Level 2.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are categorized as Level 3. Securities classified as Level 3 include non-agency mortgage-backed securities, SIVs, commercial mortgage-backed and asset-backed securities, collateralized debt obligations and collateralized loan obligations, and certain corporate debt securities. In 2009, due to the limited number of trades of non-agency mortgage-backed securities and lack of reliable evidence about transaction prices, the Company determined the fair value of these securities using a cash flow methodology and incorporating observable market information, where available. The use of a cash flow methodology resulted in the Company transferring some non-agency mortgage-backed securities to Level 3. This transfer did not impact earnings and was not significant to shareholders' equity of the Company or the carrying amount of the securities.

Cash flow methodologies and other market valuation techniques involving management judgment use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated to reflect market developments. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows.

The following table shows the valuation assumption ranges for Level 3 non-agency mortgage-backed securities at December 31, 2009:

| | Prime (a) | | | Non-prime | | |
|---|---|---|---|---|---|---|
| | Minimum | Maximum | Average | Minimum | Maximum | Average |
| Estimated prepayment rates | 4% | 18% | 13% | 1% | 13% | 7% |
| Probability of default rates | – | 10 | 1 | – | 28 | 7 |
| Loss severity rates | – | 100 | 47 | 10 | 100 | 55 |
| Discount margin | 3 | 25 | 6 | 3 | 31 | 13 |

*(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.*

***Certain mortgage loans held for sale*** MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. Included in mortgage banking revenue for the year ended December 31, 2009 and 2008, was $206 million of net gains and $65 million of net losses, respectively, from the initial measurement and subsequent changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. The fair value of MLHFS was $4.3 billion as of December 31, 2009, which exceeded the unpaid principal balance by $63 million as of that date. MLHFS are Level 2. Related interest income for MLHFS is measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

***Loans*** The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. To calculate discounted cash flows, the loans were aggregated into pools of similar types and expected repayment terms. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics. Generally, loan fair values reflect Level 3 information.

***Mortgage servicing rights*** MSRs are valued using a cash flow methodology and third party prices, if available. Accordingly, MSRs are classified in Level 3. The Company determines fair value by estimating the present value of the asset's future cash flows using market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys, and independent third party appraisals. Risks inherent in MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows.

***Derivatives*** Exchange-traded derivatives are measured at fair value based on quoted market (i.e. exchange) prices. Because prices are available for the identical instrument in an active market, these fair values are classified within Level 1 of the fair value hierarchy.

The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Scholes and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company's evaluation of credit risk as well as external assessments of credit risk, where available. In its assessment of nonperformance risk, the Company considers its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. The majority of these derivatives are classified within Level 2 of the fair value hierarchy as the significant inputs to the models are observable. An exception to the Level 2 classification is certain derivative transactions for which the risk of nonperformance cannot be observed in the market. These derivatives are classified within Level 3 of the fair value hierarchy. In addition, commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, are valued by pricing models that include market observable and unobservable inputs. Due to the significant unobservable inputs, these commitments are classified within Level 3 of the fair value hierarchy.

***Deposit Liabilities*** The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current market rates.

***Short-term Borrowings*** Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates.

***Long-term Debt*** The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes.

***Loan Commitments, Letters of Credit and Guarantees*** The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third-party. The fair value of residential mortgage commitments is estimated based on observable inputs. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

| (Dollars in Millions) | Level 1 | Level 2 | Level 3 | Netting | Total |
|---|---|---|---|---|---|
| **December 31, 2009** | | | | | |
| Available-for-sale securities | | | | | |
| U.S. Treasury and agencies | $ 9 | $ 3,395 | $ – | $ – | $ 3,404 |
| Mortgage-backed securities | | | | | |
| Residential | | | | | |
| Agency | – | $29,742 | – | – | 29,742 |
| Non-agency | | | | | |
| Prime | – | – | 1,429 | – | 1,429 |
| Non-prime | – | – | 968 | – | 968 |
| Commercial | – | – | 13 | – | 13 |
| Asset-backed securities | | | | | |
| Collateralized debt obligations/Collateralized loan obligations | – | 107 | 98 | – | 205 |
| Other | – | – | 357 | – | 357 |
| Obligations of state and political subdivisions | – | 6,693 | – | – | 6,693 |
| Obligations of foreign governments | – | 6 | – | – | 6 |
| Corporate debt securities | – | 868 | 10 | – | 878 |
| Perpetual preferred securities | – | 423 | – | – | 423 |
| Other investments | 372 | – | 231 | – | 603 |
| Total available-for-sale | 381 | 41,234 | 3,106 | – | 44,721 |
| Mortgage loans held for sale | – | 4,327 | – | – | 4,327 |
| Mortgage servicing rights | – | – | 1,749 | – | 1,749 |
| Other assets (a) | – | 960 | 869 | (421) | 1,408 |
| Total | $381 | $46,521 | $5,724 | $ (421) | $52,205 |
| Other liabilities (a) | $ – | $ 2,056 | $ 54 | $ (995) | $ 1,115 |
| **December 31, 2008** | | | | | |
| Available-for-sale securities | $474 | $37,150 | $1,844 | $ – | $39,468 |
| Mortgage loans held for sale | – | 2,728 | – | – | 2,728 |
| Mortgage servicing rights | – | – | 1,194 | – | 1,194 |
| Other assets (a) | – | 814 | 1,744 | (151) | 2,407 |
| Total | $474 | $40,692 | $4,782 | $ (151) | $45,797 |
| Other liabilities (a) | $ – | $ 3,127 | $ 46 | $(1,251) | $ 1,922 |

*(a) Represents primarily derivatives and trading securities*

The table below presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

| Year Ended December 31, (Dollars in Millions) | Beginning of Period Balance | Net Gains (Losses) Included in Net Income | Net Gains (Losses) Included in Other Comprehensive Income (Loss) | Purchases, Sales, Principal Payments, Issuances and Settlements | Transfers into Level 3 | End of Period Balance | Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period |
|---|---|---|---|---|---|---|---|
| **2009** | | | | | | | |
| Available-for-sale securities | | | | | | | |
| Mortgage-backed securities | | | | | | | |
| Residential non-agency | | | | | | | |
| Prime | $ 183 | $ (4) | $542 | $(1,540) | $2,248 | $1,429 | $ 358 |
| Non-prime | 1,022 | (141) | 151 | (197) | 133 | 968 | 29 |
| Commercial | 17 | (1) | (1) | (3) | 1 | 13 | (1) |
| Asset-backed securities | | | | | | | |
| Collateralized debt obligations/Collateralized loan obligations | 86 | (3) | 2 | 9 | 4 | 98 | 3 |
| Other | 523 | (180) | 101 | (90) | 3 | 357 | 3 |
| Corporate debt securities | 13 | (3) | – | – | – | 10 | – |
| Other securities and investments | – | 2 | (10) | (4) | 243 | 231 | (10) |
| Total available-for-sale | 1,844 | (330) (a) | 785 | (1,825) | 2,632 | 3,106 | 382 |
| Mortgage servicing rights | 1,194 | (394) (b) | – | 949 | – | 1,749 | (394) (b) |
| Net other assets and liabilities | 1,698 | (755) (c) | – | (129) | 1 | 815 | (1,328) (d) |
| **2008** | | | | | | | |
| Available-for-sale securities | $2,923 | $ (781) (a) | $ (74) | $ (887) | 663 | $1,844 | $ (397) |
| Mortgage servicing rights | 1,462 | (835) (b) | – | 567 | – | 1,194 | (835) (b) |
| Net other assets and liabilities | 338 | 1,296 (e) | – | 58 | 6 | 1,698 | (92) (f) |

*(a) Included in securities gains (losses)*
*(b) Included in mortgage banking revenue.*
*(c) Approximately $(1.4) billion included in other noninterest income and $611 million included in mortgage banking revenue.*
*(d) Approximately $(630) million included in other noninterest income and $(698) million included in mortgage banking revenue.*
*(e) Approximately $1.1 billion included in other noninterest income and $167 million included in mortgage banking revenue.*
*(f) Approximately $1 million included in other noninterest income and $(93) million included in mortgage banking revenue.*

The Company may also be required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair-value accounting or write-downs of individual assets. The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis at December 31:

| (Dollars in Millions) | 2009 Level 1 | 2009 Level 2 | 2009 Level 3 | 2009 Total | 2008 Level 1 | 2008 Level 2 | 2008 Level 3 | 2008 Total |
|---|---|---|---|---|---|---|---|---|
| Loans held for sale | $– | $276 | $– | $276 | $– | $ 12 | $– | $ 12 |
| Loans (a) | – | 235 | 5 | 240 | – | 117 | – | 117 |
| Other real estate owned (b) | – | 183 | – | 183 | – | 66 | – | 66 |
| Other intangible assets | – | – | 3 | 3 | – | – | 1 | 1 |

*(a) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral, excluding loans fully charged-off.*
*(b) Represents the fair value of foreclosed properties that were measured at fair value subsequent to their initial acquisition.*

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the year ended December 31:

| (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| Loans held for sale | $ 2 | $ 7 |
| Loans (a) | 293 | 100 |
| Other real estate owned (b) | 178 | 71 |
| Other intangible assets | 2 | 1 |

*(a) Represents write-downs of loans which are based on the appraised value of the collateral, excluding loans fully charged-off.*
*(b) Represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.*

## Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity:

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| December 31 (Dollars in Millions) | Fair Value Carrying Amount | Aggregate Unpaid Principal | Excess of Carrying Amount Over (Under) Unpaid Principal | Fair Value Carrying Amount | Aggregate Unpaid Principal | Excess of Carrying Amount Over (Under) Unpaid Principal |
| Total loans | $4,327 | $4,264 | $63 | $2,728 | $2,649 | $79 |
| Loans 90 days or more past due | 23 | 30 | (7) | 11 | 13 | (2) |

***Disclosures about Fair Value of Financial Instruments*** The following table summarizes the estimated fair value for financial instruments as of December 31, 2009 and 2008, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities.

The estimated fair values of the Company's financial instruments are shown in the table below.

| | 2009 | | 2008 | |
|---|---|---|---|---|
| December 31 (Dollars in Millions) | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Financial Assets** | | | | |
| Cash and due from banks | $ 6,206 | $ 6,206 | $ 6,859 | $ 6,859 |
| Investment securities held-to-maturity | 47 | 48 | 53 | 54 |
| Mortgages held for sale (a) | 29 | 29 | 14 | 14 |
| Other loans held for sale | 416 | 416 | 468 | 470 |
| Loans | 190,329 | 184,810 | 181,715 | 180,311 |
| **Financial Liabilities** | | | | |
| Deposits | 183,242 | 183,504 | 159,350 | 161,196 |
| Short-term borrowings | 31,312 | 31,674 | 33,983 | 34,333 |
| Long-term debt | 32,580 | 32,808 | 38,359 | 38,135 |

*(a) Balance excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.*

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $356 million and $238 million at December 31, 2009 and 2008, respectively. The carrying value of other guarantees was $285 million and $302 million at December 31, 2009 and 2008, respectively.

## Note 22 Guarantees and Contingent Liabilities

### Commitments to Extend Credit

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

### Letters of Credit

Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2009, were approximately $17.9 billion with a weighted-average term of approximately 19 months. The estimated fair value of standby letters of credit was approximately $134 million at December 31, 2009.

The contract or notional amounts of commitments to extend credit and letters of credit at December 31, 2009, were as follows:

| | Term | | |
|---|---|---|---|
| (Dollars in Millions) | Less Than One Year | Greater Than One Year | Total |
| Commitments to extend credit | | | |
| Commercial | $17,894 | $40,431 | $58,325 |
| Corporate and purchasing cards (a) | 14,550 | – | 14,550 |
| Consumer credit cards (a) | 63,671 | – | 63,671 |
| Other consumer | 3,676 | 16,962 | 20,638 |
| Letters of credit | | | |
| Standby | 8,009 | 9,890 | 17,899 |
| Commercial | 263 | 29 | 292 |

*(a) Primarily cancelable at the Company's discretion.*

### Lease Commitments

Rental expense for operating leases totaled $253 million in 2009, $234 million in 2008 and $213 million in 2007. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2009:

| (Dollars in Millions) | Capitalized Leases | Operating Leases |
|---|---|---|
| 2010 | $ 7 | $ 191 |
| 2011 | 7 | 171 |
| 2012 | 6 | 150 |
| 2013 | 5 | 139 |
| 2014 | 4 | 111 |
| Thereafter | 16 | 379 |
| Total minimum lease payments | $45 | $1,141 |
| Less amount representing interest | 15 | |
| Present value of net minimum lease payments | $30 | |

### Guarantees

Guarantees are contingent commitments issued by the Company to customers or other third-parties. The Company's guarantees primarily include parent guarantees related to subsidiaries' third-party borrowing arrangements; third-party performance guarantees inherent in the Company's business operations, such as indemnified securities lending programs and merchant charge-back guarantees; indemnification or buy-back provisions related to certain asset sales; and contingent consideration arrangements related to acquisitions. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

***Third-Party Borrowing Arrangements*** The Company provides guarantees to third-parties as a part of certain subsidiaries' borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $135 million at December 31, 2009.

***Commitments from Securities Lending*** The Company participates in securities lending activities by acting as the customer's agent involving the loan of securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.0 billion at December 31, 2009, and represented the market value of the securities lent to third-parties. At December 31, 2009, the Company held assets with a market value of $6.2 billion as collateral for these arrangements.

***Assets Sales*** The Company has provided guarantees to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and low-income housing tax credits. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $780 million at December 31, 2009, and represented the proceeds or the guaranteed portion received from the buyer in these transactions where the buy-back or make-whole provisions have not yet expired. Recourse available to the Company includes guarantees from the Small Business Administration (for SBA loans sold), recourse against the correspondent that originated the loan or to the private mortgage issuer, the right to collect payments from the debtors, and/or the right to liquidate the underlying collateral, if any, and retain the proceeds. Based on its established loan-to-value guidelines, the Company believes the recourse available is sufficient to recover future payments, if any, under the loan buy-back guarantees.

***Merchant Processing*** The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In this situation, the transaction is "charged-back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.

A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $65.5 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date ("future delivery"), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, may place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or may require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company's primary exposure to future delivery is related to merchant processing for airlines. The Company currently processes card transactions in the United States, Canada and Europe for airlines. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the

Company in the event of default. At December 31, 2009, the value of airline tickets purchased to be delivered at a future date was $3.4 billion. The Company held collateral of $317 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $38 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2009, the liability was $48 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2009, the Company had a recorded liability for potential losses of $17 million.

***Contingent Consideration Arrangements*** The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2009, the maximum potential future payments required to be made by the Company under these arrangements was approximately $3 million. If required, the majority of these contingent payments are payable within the next 12 months.

***Minimum Revenue Guarantees*** In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2009, the maximum potential future payments required to be made by the Company under these agreements was $24 million.

***Other Guarantees*** The Company has also made financial performance guarantees related to the operations of its subsidiaries. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7.8 billion at December 31, 2009.

## Other Contingent Liabilities

***Visa Restructuring and Card Association Litigation*** The Company's payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively "Visa"). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering ("IPO") completed in the first quarter of 2008 (the "Visa reorganization"). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock. In addition, the Company and certain of its subsidiaries have been named as defendants along with Visa U.S.A. Inc. ("Visa U.S.A.") and MasterCard International (collectively, the "Card Associations"), as well as several other banks, in antitrust lawsuits challenging the practices of the Card Associations (the "Visa Litigation"). Visa U.S.A. member banks have a contingent obligation to indemnify Visa, Inc under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The contingent obligation of member banks under the Visa U.S.A. bylaws has no specific maximum amount. The Company has also entered into judgment and loss sharing agreements with Visa U.S.A. and certain other banks in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to the Visa Litigation.

In 2007 and 2008, Visa announced settlement agreements with American Express and Discover Financial Services, respectively. In addition to these settlements, Visa U.S.A. member banks remain obligated to indemnify Visa Inc. for potential losses arising from the remaining Visa litigation. Using proceeds from its initial IPO and through subsequent reductions to the conversion ratio applicable to the Class B shares held by member financial institutions, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund the expenses of the Visa Litigation, as well as the members' proportionate share of any judgments or settlements that may arise out of the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation liabilities and will decline as amounts are paid out of the escrow account. On July 16, 2009, Visa deposited additional funds into the escrow account and further reduced the conversion ratio applicable to the Class B shares. As a result, the Company recognized a

$39 million gain related to the effective repurchase of a portion of its Class B shares.

At December 31, 2009, the carrying amount of the Company's liability related to the remaining Visa Litigation, was $115 million. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares three years after the IPO or upon settlement of the Visa litigation, whichever is later.

***Patent Infringement Litigation*** In the ordinary course of business, the Company makes use of various technologies and business processes to provide products and services to its customers. From time to time the Company is the target of claims of persons alleging patent infringement with respect to these processes or products. Currently, the Company is a named defendant in a case filed in the U.S. District Court for the Eastern District of Texas, *DataTreasury Corp. v. Wells Fargo & Co., et al.* The plaintiff in that case alleges that the Company infringed on six patents involving digital imaging technology and processes related to check imaging. Because, among other things, similar technologies existed prior to the filing of these patents and the Company's technology and business processes differ from the plaintiff's patents, the Company believes the claims are without merit.

***Other*** The Company is subject to various other litigation, investigations and legal and administrative cases and proceedings that arise in the ordinary course of its businesses. Due to their complex nature, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, including the *DataTreasury* case, discussed above, the Company believes that the aggregate amount of such liabilities will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

## Note 23 U.S. Bancorp (Parent Company)

### Condensed Balance Sheet

| December 31 (Dollars in Millions) | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Due from banks, principally interest-bearing | $10,568 | $12,082 |
| Available-for-sale securities | 1,554 | 1,842 |
| Investments in bank subsidiaries | 24,798 | 21,305 |
| Investments in nonbank subsidiaries | 854 | 703 |
| Advances to bank subsidiaries | 1,500 | 700 |
| Advances to nonbank subsidiaries | 918 | 745 |
| Other assets | 1,511 | 2,161 |
| Total assets | $41,703 | $39,538 |
| **Liabilities and Shareholders' Equity** | | |
| Short-term funds borrowed | $ 842 | $ 1,234 |
| Long-term debt | 14,538 | 10,831 |
| Other liabilities | 360 | 1,173 |
| Shareholders' equity | 25,963 | 26,300 |
| Total liabilities and shareholders' equity | $41,703 | $39,538 |

## Condensed Statement of Income

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Income** | | | |
| Dividends from bank subsidiaries | $ 625 | $1,935 | $3,541 |
| Dividends from nonbank subsidiaries | 94 | 6 | 224 |
| Interest from subsidiaries | 82 | 125 | 587 |
| Other income | (299) | (674) | (27) |
| Total income | 502 | 1,392 | 4,325 |
| **Expense** | | | |
| Interest on short-term funds borrowed | 3 | 24 | 51 |
| Interest on long-term debt | 332 | 409 | 663 |
| Other expense | 44 | 45 | 34 |
| Total expense | 379 | 478 | 748 |
| Income before income taxes and equity in undistributed income of subsidiaries | 123 | 914 | 3,577 |
| Applicable income taxes | (197) | (348) | (63) |
| Income of parent company | 320 | 1,262 | 3,640 |
| Equity in undistributed income of subsidiaries | 1,885 | 1,684 | 684 |
| Net income attributable to U.S. Bancorp | $2,205 | $2,946 | $4,324 |

## Condensed Statement of Cash Flows

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Equity in undistributed income of subsidiaries | (1,885) | (1,684) | (684) |
| Other, net | 703 | 466 | 4 |
| Net cash provided by operating activities | 1,023 | 1,728 | 3,644 |
| **Investing Activities** | | | |
| Proceeds from sales and maturities of investment securities | 395 | 1,408 | 31 |
| Purchases of investment securities | (52) | (684) | (3,618) |
| Investments in subsidiaries | (186) | (540) | (208) |
| Equity distributions from subsidiaries | 58 | 61 | 663 |
| Net increase in short-term advances to subsidiaries | (173) | (19) | (230) |
| Long-term advances to subsidiaries | (800) | (600) | – |
| Principal collected on long-term advances to subsidiaries | – | – | 1,000 |
| Other, net | (29) | (22) | (32) |
| Net cash used in investing activities | (787) | (396) | (2,394) |
| **Financing Activities** | | | |
| Net increase (decrease) in short-term borrowings | (392) | 86 | (12) |
| Proceeds from issuance of long-term debt | 5,031 | 3,784 | 3,536 |
| Principal payments or redemption of long-term debt | (1,054) | (3,819) | (4,328) |
| Proceeds from issuance of preferred stock | – | 7,090 | – |
| Proceeds from issuance of common stock | 2,703 | 688 | 427 |
| Redemption of preferred stock | (6,599) | – | – |
| Repurchase of common stock | – | – | (1,983) |
| Repurchase of common stock warrant | (139) | – | – |
| Cash dividends paid on preferred stock | (275) | (68) | (60) |
| Cash dividends paid on common stock | (1,025) | (2,959) | (2,785) |
| Net cash provided by (used in) financing activities | (1,750) | 4,802 | (5,205) |
| Change in cash and due from banks | (1,514) | 6,134 | (3,955) |
| Cash and due from banks at beginning of year | 12,082 | 5,948 | 9,903 |
| Cash and due from banks at end of year | $10,568 | $12,082 | $ 5,948 |

Transfer of funds (dividends, loans or advances) from bank subsidiaries to the Company is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of each bank's unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of each bank's unimpaired capital and surplus.

Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, or if the bank's retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency's minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2009, was approximately $2.8 billion.

## Note 24 Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2009 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized in the consolidated financial statements.

# U.S. Bancorp
# Consolidated Balance Sheet — Five-Year Summary (Unaudited)

| December 31 (Dollars in Millions) | 2009 | 2008 | 2007 | 2006 | 2005 | % Change 2009 v 2008 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Cash and due from banks | $ 6,206 | $ 6,859 | $ 8,884 | $ 8,639 | $ 8,004 | (9.5)% |
| Held-to-maturity securities | 47 | 53 | 74 | 87 | 109 | (11.3) |
| Available-for-sale securities | 44,721 | 39,468 | 43,042 | 40,030 | 39,659 | 13.3 |
| Loans held for sale | 4,772 | 3,210 | 4,819 | 3,256 | 3,030 | 48.7 |
| Loans | 195,408 | 185,229 | 153,827 | 143,597 | 136,462 | 5.5 |
| Less allowance for loan losses | (5,079) | (3,514) | (2,058) | (2,022) | (2,041) | (44.5) |
| Net loans | 190,329 | 181,715 | 151,769 | 141,575 | 134,421 | 4.7 |
| Other assets | 35,101 | 34,607 | 29,027 | 25,645 | 24,242 | 1.4 |
| Total assets | $281,176 | $265,912 | $237,615 | $219,232 | $209,465 | 5.7% |
| **Liabilities and Shareholders' Equity** | | | | | | |
| Deposits | | | | | | |
| Noninterest-bearing | $ 38,186 | $ 37,494 | $ 33,334 | $ 32,128 | $ 32,214 | 1.8% |
| Interest-bearing | 145,056 | 121,856 | 98,111 | 92,754 | 92,495 | 19.0 |
| Total deposits | 183,242 | 159,350 | 131,445 | 124,882 | 124,709 | 15.0 |
| Short-term borrowings | 31,312 | 33,983 | 32,370 | 26,933 | 20,200 | (7.9) |
| Long-term debt | 32,580 | 38,359 | 43,440 | 37,602 | 37,069 | (15.1) |
| Other liabilities | 7,381 | 7,187 | 8,534 | 7,896 | 7,186 | 2.7 |
| Total liabilities | 254,515 | 238,879 | 215,789 | 197,313 | 189,164 | 6.5 |
| Total U.S. Bancorp shareholders' equity | 25,963 | 26,300 | 21,046 | 21,197 | 20,086 | (1.3) |
| Noncontrolling interests | 698 | 733 | 780 | 722 | 215 | (4.8) |
| Total equity | 26,661 | 27,033 | 21,826 | 21,919 | 20,301 | (1.4) |
| Total liabilities and equity | $281,176 | $265,912 | $237,615 | $219,232 | $209,465 | 5.7% |

# U.S. Bancorp
# Consolidated Statement of Income — Five-Year Summary (Unaudited)

| Year Ended December 31 (Dollars in Millions) | 2009 | 2008 | 2007 | 2006 | 2005 | % Change 2009 v 2008 |
|---|---|---|---|---|---|---|
| **Interest Income** | | | | | | |
| Loans | $ 9,564 | $10,051 | $10,627 | $ 9,873 | $ 8,306 | (4.8)% |
| Loans held for sale | 277 | 227 | 277 | 236 | 181 | 22.0 |
| Investment securities | 1,606 | 1,984 | 2,095 | 2,001 | 1,954 | (19.1) |
| Other interest income | 91 | 156 | 137 | 153 | 110 | (41.7) |
| Total interest income | 11,538 | 12,418 | 13,136 | 12,263 | 10,551 | (7.1) |
| **Interest Expense** | | | | | | |
| Deposits | 1,202 | 1,881 | 2,754 | 2,389 | 1,559 | (36.1) |
| Short-term borrowings | 539 | 1,066 | 1,433 | 1,203 | 690 | (49.4) |
| Long-term debt | 1,279 | 1,739 | 2,260 | 1,930 | 1,247 | (26.5) |
| Total interest expense | 3,020 | 4,686 | 6,447 | 5,522 | 3,496 | (35.6) |
| Net interest income | 8,518 | 7,732 | 6,689 | 6,741 | 7,055 | 10.2 |
| Provision for credit losses | 5,557 | 3,096 | 792 | 544 | 666 | 79.5 |
| Net interest income after provision for credit losses | 2,961 | 4,636 | 5,897 | 6,197 | 6,389 | (36.1) |
| **Noninterest Income** | | | | | | |
| Credit and debit card revenue | 1,055 | 1,039 | 958 | 809 | 719 | 1.5 |
| Corporate payment products revenue | 669 | 671 | 638 | 562 | 492 | (.3) |
| Merchant processing services | 1,148 | 1,151 | 1,108 | 966 | 773 | (.3) |
| ATM processing services | 410 | 366 | 327 | 313 | 299 | 12.0 |
| Trust and investment management fees | 1,168 | 1,314 | 1,339 | 1,235 | 1,009 | (11.1) |
| Deposit service charges | 970 | 1,081 | 1,077 | 1,042 | 951 | (10.3) |
| Treasury management fees | 552 | 517 | 472 | 441 | 437 | 6.8 |
| Commercial products revenue | 615 | 492 | 433 | 415 | 400 | 25.0 |
| Mortgage banking revenue | 1,035 | 270 | 259 | 192 | 432 | * |
| Investment products fees and commissions | 109 | 147 | 146 | 150 | 152 | (25.9) |
| Securities gains (losses), net | (451) | (978) | 15 | 14 | (106) | 53.9 |
| Other | 672 | 741 | 524 | 813 | 593 | (9.3) |
| Total noninterest income | 7,952 | 6,811 | 7,296 | 6,952 | 6,151 | 16.8 |
| **Noninterest Expense** | | | | | | |
| Compensation | 3,135 | 3,039 | 2,640 | 2,513 | 2,383 | 3.2 |
| Employee benefits | 574 | 515 | 494 | 481 | 431 | 11.5 |
| Net occupancy and equipment | 836 | 781 | 738 | 709 | 694 | 7.0 |
| Professional services | 255 | 240 | 233 | 199 | 166 | 6.3 |
| Marketing and business development | 378 | 310 | 260 | 233 | 248 | 21.9 |
| Technology and communications | 673 | 598 | 561 | 545 | 506 | 12.5 |
| Postage, printing and supplies | 288 | 294 | 283 | 265 | 255 | (2.0) |
| Other intangibles | 387 | 355 | 376 | 355 | 458 | 9.0 |
| Other | 1,755 | 1,216 | 1,322 | 929 | 778 | 44.3 |
| Total noninterest expense | 8,281 | 7,348 | 6,907 | 6,229 | 5,919 | 12.7 |
| Income before income taxes | 2,632 | 4,099 | 6,286 | 6,920 | 6,621 | (35.8) |
| Applicable income taxes | 395 | 1,087 | 1,883 | 2,112 | 2,082 | (63.7) |
| Net income | 2,237 | 3,012 | 4,403 | 4,808 | 4,539 | (25.7) |
| Net income attributable to noncontrolling interests | (32) | (66) | (79) | (57) | (50) | 51.5 |
| Net income attributable to U.S. Bancorp | $ 2,205 | $ 2,946 | $ 4,324 | $ 4,751 | $ 4,489 | (25.2) |
| Net income applicable to U.S. Bancorp common shareholders | $ 1,803 | $ 2,819 | $ 4,258 | $ 4,696 | $ 4,483 | (36.0) |

* *Not meaningful*

# U.S. Bancorp
# Quarterly Consolidated Financial Data (Unaudited)

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in Millions, Except Per Share Data) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| **Interest Income** | | | | | | | | |
| Loans | $2,350 | $2,345 | $2,373 | $2,496 | $2,560 | $2,429 | $2,487 | $2,575 |
| Loans held for sale | 63 | 71 | 87 | 56 | 73 | 49 | 52 | 53 |
| Investment securities | 434 | 402 | 374 | 396 | 535 | 494 | 478 | 477 |
| Other interest income | 20 | 22 | 23 | 26 | 37 | 43 | 40 | 36 |
| Total interest income | 2,867 | 2,840 | 2,857 | 2,974 | 3,205 | 3,015 | 3,057 | 3,141 |
| **Interest Expense** | | | | | | | | |
| Deposits | 324 | 314 | 299 | 265 | 606 | 458 | 425 | 392 |
| Short-term borrowings | 143 | 131 | 138 | 127 | 322 | 263 | 276 | 205 |
| Long-term debt | 353 | 341 | 313 | 272 | 474 | 419 | 423 | 423 |
| Total interest expense | 820 | 786 | 750 | 664 | 1,402 | 1,140 | 1,124 | 1,020 |
| Net interest income | 2,047 | 2,054 | 2,107 | 2,310 | 1,803 | 1,875 | 1,933 | 2,121 |
| Provision for credit losses | 1,318 | 1,395 | 1,456 | 1,388 | 485 | 596 | 748 | 1,267 |
| Net interest income after provision for credit losses | 729 | 659 | 651 | 922 | 1,318 | 1,279 | 1,185 | 854 |
| **Noninterest Income** | | | | | | | | |
| Credit and debit card revenue | 256 | 259 | 267 | 273 | 248 | 266 | 269 | 256 |
| Corporate payment products revenue | 154 | 168 | 181 | 166 | 164 | 174 | 179 | 154 |
| Merchant processing services | 258 | 278 | 300 | 312 | 271 | 309 | 300 | 271 |
| ATM processing services | 102 | 104 | 103 | 101 | 84 | 93 | 94 | 95 |
| Trust and investment management fees | 294 | 304 | 293 | 277 | 335 | 350 | 329 | 300 |
| Deposit service charges | 226 | 250 | 256 | 238 | 257 | 278 | 286 | 260 |
| Treasury management fees | 137 | 142 | 141 | 132 | 124 | 137 | 128 | 128 |
| Commercial products revenue | 129 | 144 | 157 | 185 | 112 | 117 | 132 | 131 |
| Mortgage banking revenue | 233 | 308 | 276 | 218 | 105 | 81 | 61 | 23 |
| Investment products fees and commissions | 28 | 27 | 27 | 27 | 36 | 37 | 37 | 37 |
| Securities gains (losses), net | (198) | (19) | (76) | (158) | (251) | (63) | (411) | (253) |
| Other | 169 | 90 | 168 | 245 | 559 | 113 | 8 | 61 |
| Total noninterest income | 1,788 | 2,055 | 2,093 | 2,016 | 2,044 | 1,892 | 1,412 | 1,463 |
| **Noninterest Expense** | | | | | | | | |
| Compensation | 786 | 764 | 769 | 816 | 745 | 761 | 763 | 770 |
| Employee benefits | 155 | 140 | 134 | 145 | 137 | 129 | 125 | 124 |
| Net occupancy and equipment | 211 | 208 | 203 | 214 | 190 | 190 | 199 | 202 |
| Professional services | 52 | 59 | 63 | 81 | 47 | 59 | 61 | 73 |
| Marketing and business development | 56 | 80 | 137 | 105 | 79 | 66 | 75 | 90 |
| Technology and communications | 155 | 157 | 175 | 186 | 140 | 149 | 153 | 156 |
| Postage, printing and supplies | 74 | 72 | 72 | 70 | 71 | 73 | 73 | 77 |
| Other intangibles | 91 | 95 | 94 | 107 | 87 | 87 | 88 | 93 |
| Other | 291 | 554 | 406 | 504 | 283 | 304 | 276 | 353 |
| Total noninterest expense | 1,871 | 2,129 | 2,053 | 2,228 | 1,779 | 1,818 | 1,813 | 1,938 |
| Income before income taxes | 646 | 585 | 691 | 710 | 1,583 | 1,353 | 784 | 379 |
| Applicable income taxes | 101 | 100 | 86 | 108 | 476 | 386 | 198 | 27 |
| Net income | 545 | 485 | 605 | 602 | 1,107 | 967 | 586 | 352 |
| Net income attributable to noncontrolling interests | (16) | (14) | (2) | – | (17) | (17) | (10) | (22) |
| Net income attributable to U.S. Bancorp | $ 529 | $ 471 | $ 603 | $ 602 | $1,090 | $ 950 | $ 576 | $ 330 |
| Net income applicable to U.S. Bancorp common shareholders | $ 419 | $ 221 | $ 583 | $ 580 | $1,077 | $ 926 | $ 557 | $ 259 |
| Earnings per common share | $ .24 | $ .12 | $ .31 | $ .30 | $ .62 | $ .53 | $ .32 | $ .15 |
| Diluted earnings per common share | $ .24 | $ .12 | $ .30 | $ .30 | $ .62 | $ .53 | $ .32 | $ .15 |

# U.S. Bancorp
# Consolidated Daily Average Balance Sheet and

| Year Ended December 31 | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | Average Balances | Interest | Yields and Rates | Average Balances | Interest | Yields and Rates |
| **Assets** | | | | | | |
| Investment securities | $ 42,809 | $ 1,770 | 4.13% | $ 42,850 | $ 2,160 | 5.04% |
| Loans held for sale | 5,820 | 277 | 4.76 | 3,914 | 227 | 5.80 |
| Loans (b) | | | | | | |
| Commercial | 52,827 | 2,074 | 3.93 | 54,307 | 2,702 | 4.98 |
| Commercial real estate | 33,751 | 1,453 | 4.30 | 31,110 | 1,771 | 5.69 |
| Residential mortgages | 24,481 | 1,380 | 5.64 | 23,257 | 1,419 | 6.10 |
| Retail | 62,023 | 4,125 | 6.65 | 55,570 | 4,134 | 7.44 |
| Total loans, excluding covered assets | 173,082 | 9,032 | 5.22 | 164,244 | 10,026 | 6.10 |
| Covered assets | 12,723 | 578 | 4.54 | 1,308 | 61 | 4.68 |
| Total loans | 185,805 | 9,610 | 5.17 | 165,552 | 10,087 | 6.09 |
| Other earning assets | 2,853 | 91 | 3.20 | 2,730 | 156 | 5.71 |
| Total earning assets | 237,287 | 11,748 | 4.95 | 215,046 | 12,630 | 5.87 |
| Allowance for loan losses | (4,451) | | | (2,527) | | |
| Unrealized gain (loss) on available-for-sale securities | (1,594) | | | (2,068) | | |
| Other assets | 37,118 | | | 33,949 | | |
| Total assets | $268,360 | | | $244,400 | | |
| **Liabilities and Shareholders' Equity** | | | | | | |
| Noninterest-bearing deposits | $ 37,856 | | | $ 28,739 | | |
| Interest-bearing deposits | | | | | | |
| Interest checking | 36,866 | 78 | .21 | 31,137 | 251 | .81 |
| Money market savings | 31,795 | 145 | .46 | 26,300 | 330 | 1.25 |
| Savings accounts | 13,109 | 71 | .54 | 5,929 | 20 | .34 |
| Time certificates of deposit less than $100,000 | 17,879 | 461 | 2.58 | 13,583 | 472 | 3.47 |
| Time deposits greater than $100,000 | 30,296 | 447 | 1.48 | 30,496 | 808 | 2.65 |
| Total interest-bearing deposits | 129,945 | 1,202 | .93 | 107,445 | 1,881 | 1.75 |
| Short-term borrowings | 29,149 | 551 | 1.89 | 38,237 | 1,144 | 2.99 |
| Long-term debt | 36,520 | 1,279 | 3.50 | 39,250 | 1,739 | 4.43 |
| Total interest-bearing liabilities | 195,614 | 3,032 | 1.55 | 184,932 | 4,764 | 2.58 |
| Other liabilities | 7,869 | | | 7,405 | | |
| Shareholders' equity | | | | | | |
| Preferred equity | 4,445 | | | 2,246 | | |
| Common equity | 21,862 | | | 20,324 | | |
| Total U.S. Bancorp shareholders' equity | 26,307 | | | 22,570 | | |
| Noncontrolling interests | 714 | | | 754 | | |
| Total equity | 27,021 | | | 23,324 | | |
| Total liabilities and equity | $268,360 | | | $244,400 | | |
| Net interest income | | $ 8,716 | | | $ 7,866 | |
| Gross interest margin | | | 3.40% | | | 3.29% |
| Gross interest margin without taxable-equivalent increments | | | 3.32 | | | 3.23 |
| **Percent of Earning Assets** | | | | | | |
| Interest income | | | 4.95% | | | 5.87% |
| Interest expense | | | 1.28 | | | 2.21 |
| Net interest margin | | | 3.67% | | | 3.66% |
| Net interest margin without taxable-equivalent increments | | | 3.59% | | | 3.60% |

* *Not meaningful*

(a) *Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.*

(b) *Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.*

# Related Yields And Rates (a) (Unaudited)

| 2007 | | | 2006 | | | 2005 | | | 2009 v 2008 |
|---|---|---|---|---|---|---|---|---|---|
| Average Balances | Interest | Yields and Rates | Average Balances | Interest | Yields and Rates | Average Balances | Interest | Yields and Rates | % Change Average Balances |
| $ 41,313 | $ 2,239 | 5.42% | $ 39,961 | $ 2,063 | 5.16% | $ 42,103 | $ 1,962 | 4.66% | (.1)% |
| 4,298 | 277 | 6.44 | 3,663 | 236 | 6.45 | 3,290 | 181 | 5.49 | 48.7 |
| 47,812 | 3,143 | 6.57 | 45,440 | 2,969 | 6.53 | 42,641 | 2,501 | 5.87 | (2.7) |
| 28,592 | 2,079 | 7.27 | 28,760 | 2,104 | 7.32 | 27,964 | 1,804 | 6.45 | 8.5 |
| 22,085 | 1,354 | 6.13 | 21,053 | 1,224 | 5.81 | 18,036 | 1,001 | 5.55 | 5.3 |
| 48,859 | 4,080 | 8.35 | 45,348 | 3,602 | 7.94 | 42,969 | 3,025 | 7.04 | 11.6 |
| 147,348 | 10,656 | 7.23 | 140,601 | 9,899 | 7.04 | 131,610 | 8,331 | 6.33 | 5.4 |
| – | – | – | – | – | – | – | – | – | * |
| 147,348 | 10,656 | 7.23 | 140,601 | 9,899 | 7.04 | 131,610 | 8,331 | 6.33 | 12.2 |
| 1,724 | 137 | 7.95 | 2,006 | 153 | 7.64 | 1,422 | 110 | 7.77 | 4.5 |
| 194,683 | 13,309 | 6.84 | 186,231 | 12,351 | 6.63 | 178,425 | 10,584 | 5.93 | 10.3 |
| (2,042) | | | (2,052) | | | (2,098) | | | (76.1) |
| (874) | | | (1,007) | | | (368) | | | 22.9 |
| 31,854 | | | 30,340 | | | 27,239 | | | 9.3 |
| $223,621 | | | $213,512 | | | $203,198 | | | 9.8 |
| $ 27,364 | | | $ 28,755 | | | $ 29,229 | | | 31.7 |
| 26,117 | 351 | 1.34 | 23,552 | 233 | .99 | 22,785 | 135 | .59 | 18.4 |
| 25,332 | 651 | 2.57 | 26,667 | 569 | 2.13 | 29,314 | 358 | 1.22 | 20.9 |
| 5,306 | 19 | .35 | 5,599 | 19 | .35 | 5,819 | 15 | .26 | * |
| 14,654 | 644 | 4.40 | 13,761 | 524 | 3.81 | 13,199 | 389 | 2.95 | 31.6 |
| 22,302 | 1,089 | 4.88 | 22,255 | 1,044 | 4.69 | 20,655 | 662 | 3.20 | (.7) |
| 93,711 | 2,754 | 2.94 | 91,834 | 2,389 | 2.60 | 91,772 | 1,559 | 1.70 | 20.9 |
| 28,925 | 1,531 | 5.29 | 24,422 | 1,242 | 5.08 | 19,382 | 690 | 3.56 | (23.8) |
| 44,560 | 2,260 | 5.07 | 40,357 | 1,930 | 4.78 | 36,141 | 1,247 | 3.45 | (7.0) |
| 167,196 | 6,545 | 3.91 | 156,613 | 5,561 | 3.55 | 147,295 | 3,496 | 2.37 | 5.8 |
| 7,352 | | | 7,202 | | | 6,501 | | | 6.3 |
| 1,000 | | | 767 | | | – | | | 97.9 |
| 19,997 | | | 19,943 | | | 19,953 | | | 7.6 |
| 20,997 | | | 20,710 | | | 19,953 | | | 16.6 |
| 712 | | | 232 | | | 220 | | | (5.3) |
| 21,709 | | | 20,942 | | | 20,173 | | | 15.9 |
| $223,621 | | | $213,512 | | | $203,198 | | | 9.8% |
| | $ 6,764 | | | $ 6,790 | | | $ 7,088 | | |
| | | 2.93% | | | 3.08% | | | 3.56% | |
| | | 2.89 | | | 3.05 | | | 3.54 | |
| | | 6.84% | | | 6.63% | | | 5.93% | |
| | | 3.37 | | | 2.98 | | | 1.96 | |
| | | 3.47% | | | 3.65% | | | 3.97% | |
| | | 3.43% | | | 3.62% | | | 3.95% | |

# U.S. Bancorp
# Supplemental Financial Data (Unaudited)

| Earnings Per Common Share Summary | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Earnings per common share | $ .97 | $ 1.62 | $ 2.45 | $ 2.64 | $ 2.45 |
| Diluted earnings per common share | .97 | 1.61 | 2.42 | 2.61 | 2.42 |
| Dividends declared per common share | .200 | 1.700 | 1.625 | 1.390 | 1.230 |
| **Ratios** | | | | | |
| Return on average assets | .82% | 1.21% | 1.93% | 2.23% | 2.21% |
| Return on average common equity | 8.2 | 13.9 | 21.3 | 23.6 | 22.5 |
| Average total U.S. Bancorp shareholders' equity to average assets | 9.8 | 9.2 | 9.4 | 9.7 | 9.8 |
| Dividends per common share to net income per common share | 20.6 | 104.9 | 66.3 | 52.7 | 50.2 |
| **Other Statistics (Dollars and Shares in Millions)** | | | | | |
| Common shares outstanding (a) | 1,913 | 1,755 | 1,728 | 1,765 | 1,815 |
| Average common shares outstanding and common stock equivalents | | | | | |
| Earnings per common share | 1,851 | 1,742 | 1,735 | 1,778 | 1,831 |
| Diluted earnings per common share | 1,859 | 1,756 | 1,756 | 1,803 | 1,856 |
| Number of shareholders (b) | 58,610 | 61,611 | 63,837 | 66,313 | 69,217 |
| Common dividends declared | $ 375 | $ 2,971 | $ 2,813 | $ 2,466 | $ 2,246 |

*(a) Defined as total common shares less common stock held in treasury at December 31.*
*(b) Based on number of common stock shareholders of record at December 31.*

## Stock Price Range and Dividends

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sales Price | | | | Sales Price | | | |
| | High | Low | Closing Price | Dividends Declared | High | Low | Closing Price | Dividends Declared |
| First quarter | $25.43 | $ 8.06 | $14.61 | $.050 | $35.01 | $27.86 | $32.36 | $.425 |
| Second quarter | 21.92 | 13.92 | 17.92 | .050 | 35.25 | 27.78 | 27.89 | .425 |
| Third quarter | 23.49 | 16.11 | 21.86 | .050 | 42.23 | 20.57 | 36.02 | .425 |
| Fourth quarter | 25.59 | 20.76 | 22.51 | .050 | 37.31 | 20.22 | 25.01 | .425 |

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol "USB." At January 31, 2010, there were 58,447 holders of record of the Company's common stock.

## Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company's common stock during the five years ended December 31, 2009, with the cumulative total return on the Standard & Poor's 500 Index and the Standard & Poor's 500 Commercial Bank Index. The comparison assumes $100 was invested on December 31, 2004, in the Company's common stock and in each of the foregoing indices and assumes the reinvestment of all dividends.


Total Return
150
125
100
75
50
25
100
105
102
100
126
121
117
128
116
91
97
81
58
102
88
54
2004
2005
2006
2007
2008
2009
USB
S&P 500
S&P 500 Commercial Bank Index

# Company Information

**General Business Description** U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $51 million to $194 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp's non-banking subsidiaries primarily offer investment and insurance products to the Company's customers principally within its markets, and mutual fund processing services to a broad range of mutual funds.

Banking and investment services are provided through a network of 3,015 banking offices principally operating in 24 states in the Midwest and West. The Company operates a network of 5,148 branded ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company's markets. Consumer lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources, and a consumer finance division. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. ("Elavon"), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada and segments of Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2009, U.S. Bancorp employed 58,229 people.

**Competition** The commercial banking business is highly competitive. Subsidiary banks compete with other commercial banks and with other financial institutions, including savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies.

**Government Policies** The operations of the Company's various operating units are affected by federal and state legislative changes and by policies of various regulatory authorities, including those of the numerous states in which they operate, the United States and foreign governments. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System, United States fiscal policy, international currency regulations and monetary policies, U.S. Patriot Act and capital adequacy and liquidity constraints imposed by bank regulatory agencies.

**Supervision and Regulation** As a registered bank holding company and financial holding company under the Bank Holding Company Act, U.S. Bancorp is subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System.

Under the Bank Holding Company Act, a financial holding company may engage in banking, managing or controlling banks, furnishing or performing services for banks it controls, and conducting other financial activities. U.S. Bancorp must obtain the prior approval of the Federal Reserve Board before acquiring more than 5 percent of the outstanding shares of another bank or bank holding company, and must provide notice to, and in some situations obtain the prior approval of, the Federal Reserve Board in connection with engaging in, or acquiring more than 5 percent of the outstanding shares of a company engaged in, a new financial activity.

Under the Bank Holding Company Act, U.S. Bancorp may acquire banks throughout the United States, subject only to state or federal deposit caps and state minimum age requirements.

National banks are subject to the supervision of, and are examined by, the Comptroller of the Currency. All subsidiary banks of the Company are members of the Federal Deposit Insurance Corporation ("FDIC") and are subject to examination by the FDIC. In practice, the primary federal regulator makes regular examinations of each subsidiary bank subject to its regulatory review or participates in joint examinations with other federal regulators. Areas subject to regulation by federal authorities include the allowance for credit losses, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches and other aspects of operations.

***Website Access to SEC Reports*** U.S. Bancorp's internet website can be found at usbank.com. U.S. Bancorp makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, as well as all other reports filed by U.S. Bancorp with the United States Securities and Exchange Commission as soon as reasonably practicable after electronically filed with, or furnished to, the United States Securities and Exchange Commission.

***Risk Factors*** The following factors may adversely affect the Company's business, financial results or stock price.

***Industry Risk Factors***

***Difficult business and economic conditions may continue to adversely affect the financial services industry*** The Company's business activities and earnings are affected by general business conditions in the United States and abroad. The domestic and global economies have recently experienced dramatic downturns, with negative effects on the business, financial condition and results of operations of financial institutions in the United States and other countries, and a continuation or worsening of current financial market conditions could materially and adversely affect the Company's business, financial condition, results of operations, access to credit or the trading price of the Company's common stock. Dramatic declines in the housing and commercial real estate markets over the past two years, with falling real estate prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact the Company's charge-offs and provision for credit losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Company and others in the financial services industry.

***The Company may be adversely affected by proposed legislation and rulemaking*** The United States government and the Company's regulators have proposed legislation and rules that would impact the Company, and the Company expects to continue to face increased regulation. These laws and regulations, as well as restrictions contained in current or future rules implementing or related to them, may adversely affect the Company. Specifically, any governmental or regulatory action having the effect of requiring the Company to obtain additional capital, whether from governmental or private sources, could have a material dilutive effect on current shareholders. The Company may be required to pay significantly higher FDIC premiums because market developments have depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. Other proposals are pending that would impose significant fees or assessments on large financial institutions, including the Company. Legislation and regulation of overdraft fees, credit cards and other bank services, as well as changes in the Company's practices relating to those and other bank services, may affect the Company's revenue and other financial results. Other laws and regulations are expected to have the effect of increasing the Company's costs of doing business and reducing its revenues, and may limit its ability to pursue business opportunities or otherwise adversely affect its business. The Company faces increased regulation of its business and increased costs associated with these programs.

***Other changes in the laws, regulations and policies governing financial services companies could alter the Company's business environment and adversely affect operations*** The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities and mortgage servicing rights.

The Company and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Company in substantial and unpredictable ways, including limiting the types of financial services and products that the Company offers and/or increasing the ability of non-banks to offer competing financial services and products. The Company cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Company's financial condition or results of operations.

***The Company could experience an unexpected inability to obtain needed liquidity*** The Company's liquidity could be constrained by an unexpected inability to access the capital markets due to a variety of market dislocations or interruptions. If the Company is unable to meet its funding needs on a timely basis, its business would be adversely affected.

***The soundness of other financial institutions could adversely affect the Company*** The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

***The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results*** The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Company's competitors have fewer regulatory constraints and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

***Changes in consumer use of banks and changes in consumer spending and saving habits could adversely affect the Company's financial results*** Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This "disintermediation" could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect the Company's operations, and the Company may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

***Changes in the domestic interest rate environment could reduce the Company's net interest income*** The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

***Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions*** Geopolitical conditions may also affect the Company's earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

***Company Risk Factors***

***The Company's allowance for loan losses may not be adequate to cover actual losses*** Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company's allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. Increases in the Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could continue to materially and adversely affect its financial results.

***The Company may continue to suffer increased losses in its loan portfolio despite its underwriting practices*** The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices often include: analysis of a borrower's credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company's credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration of real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs.

***Changes in interest rates can reduce the value of the Company's mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can negatively affect its earnings.*** The Company has a portfolio of mortgage servicing rights ("MSRs"), which is the right to service a mortgage loan for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSR's can decrease, which in turn reduces the Company's earnings.

An increase in interest rates tends to lead to a decrease in demand for mortgage loans, reducing the Company's income from loan originations. Although revenue from the Company's MSRs may increase at the same time through increases in fair value, this offsetting revenue effect, or "natural hedge," is not perfectly correlated in amount or timing. The Company typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk, but this hedging activity may not always be successful. The Company could incur significant losses from its hedging activities, and there may be periods where it elects not to hedge its mortgage banking interest rate risk. As a result of these factors, mortgage banking revenue can experience significant volatility.

***Maintaining or increasing the Company's market share may depend on lowering prices and market acceptance of new products and services*** The Company's success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company's net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company's existing products and services. Also, these and other capital investments in the Company's businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

***Because the nature of the financial services business involves a high volume of transactions, the Company faces significant operational risks*** The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

***The change in residual value of leased assets may have an adverse impact on the Company's financial results*** The Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company's recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company's financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company's control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other economic factors.

***Negative publicity could damage the Company's reputation and adversely impact its business and financial results*** Reputation risk, or the risk to the Company's earnings and capital from negative publicity, is inherent in the Company's business. Negative publicity can result from the Company's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Company's ability to keep and attract customers, and can expose the Company to litigation and regulatory action. Because most of the Company's businesses operate under the "U.S. Bank" brand, actual or alleged conduct by one business can result in negative publicity about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

***The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates*** The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; estimations of fair value; the valuation of purchased loans and related indemnification assets; the valuation of mortgage servicing rights; the valuation of goodwill and other intangible assets; and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its goodwill and other intangible asset balances; or significantly increase its accrued taxes liability. For more information, refer to "Critical Accounting Policies" in this Annual Report.

***Changes in accounting standards could materially impact the Company's financial statements*** From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Company's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company's restating prior period financial statements.

***Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties*** The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions.

Difficulty in integrating an acquired business or company may cause the Company not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Company's business or the business of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition, and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities. In addition, the Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval.

***If new laws were enacted that restrict the ability of the Company and its subsidiaries to share information about customers, the Company's financial results could be negatively affected*** The Company's business model depends on sharing information among the family of companies owned by U.S. Bancorp to better satisfy the Company's customer needs. Laws that restrict the ability of the companies owned by U.S. Bancorp to share information about customers could negatively affect the Company's revenue and profit.

***The Company's business could suffer if the Company fails to attract and retain skilled people*** The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted and may continue to result in additional regulation and legislation in this area as well as additional legislative and regulatory initiatives, and there is no assurance that this will not cause increased turnover or impede the Company's ability to retain and attract the highest caliber employees.

***The Company relies on other companies to provide key components of the Company's business infrastructure*** Third party vendors provide key components of the Company's business infrastructure such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company's ability to deliver products and services to the Company's customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

***Significant legal actions could subject the Company to substantial uninsured liabilities*** The Company is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Company's regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Company maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Company's insurance coverage may not cover all claims against the Company or continue to be available to the Company at a reasonable cost. As a result, the Company may be exposed to substantial uninsured liabilities, which could adversely affect the Company's results of operations and financial condition.

***The Company is exposed to risk of environmental liability when it takes title to properties*** In the course of the Company's business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

***A natural disaster could harm the Company's business*** Natural disasters could harm the Company's operations through interference with communications, including the interruption or loss of the Company's websites, which would prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business, as well as through the destruction of facilities and the Company's operational, financial and management information systems. Additionally, natural disasters may significantly affect loan portfolios by damaging properties pledged as collateral and by impairing the ability of certain borrowers to repay their loans. The nature and level of natural disasters cannot be predicted and may be exacerbated by global climate change. The ultimate impact of a natural disaster on future financial results is difficult to predict and would be affected by a number of factors, including the extent of damage to the Company's assets or the relevant collateral, the extent to which damaged collateral is not covered by insurance, the extent to which unemployment and other economic conditions caused by the natural disaster adversely affect the ability of borrowers to repay their loans, and the cost of collection and foreclosure moratoriums, loan forbearances and other accommodations granted to borrowers and other customers.

***The Company faces systems failure risks as well as security risks, including "hacking" and "identity theft"*** The computer systems and network infrastructure the Company and others use could be vulnerable to unforeseen problems. These problems may arise in both the Company's internally developed systems and the systems of its third-party service providers. The Company's operations are dependent upon its ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in its operations could adversely affect its business and financial results. In addition, the Company's computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

***The Company relies on dividends from its subsidiaries for its liquidity needs*** The Company is a separate and distinct legal entity from its bank subsidiaries and non-bank subsidiaries. The Company receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank subsidiaries and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to prior claims of the subsidiary's creditors, except to the extent that any of the Company's claims as a creditor of that subsidiary may be recognized.

***The Company has non-banking businesses that are subject to various risks and uncertainties*** The Company is a diversified financial services company, and the Company's business model is based on a mix of businesses that provide a broad range of products and services delivered through multiple distribution channels. In addition to banking, the Company provides payment services, investments, mortgages and corporate and personal trust services. Although the Company believes its diversity helps lessen the effect of downturns in any one segment of its industry, it also means the Company's earnings could be subject to various specific risks and uncertainties related to these non-banking businesses.

***The Company's stock price can be volatile*** The Company's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Company's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company's competitors; operating and stock price performance of other companies that investors deem comparable to the Company; new technology used or services offered by the Company's competitors; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, as well as interest rate changes, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company's stock price to decrease regardless of the Company's operating results.

# Executive Officers

**Richard K. Davis**
Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 52, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. From the time of the merger of Firstar Corporation and U.S. Bancorp in February 2001 until October 2004, Mr. Davis served as Vice Chairman of U.S. Bancorp. From the time of the merger, Mr. Davis was responsible for Consumer Banking, including Retail Payment Solutions (card services), and he assumed additional responsibility for Commercial Banking in 2003. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, in 1993 as Executive Vice President.

**Jennie P. Carlson**
Ms. Carlson is Executive Vice President of U.S. Bancorp. Ms. Carlson, 49, has served as Executive Vice President, Human Resources since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

**Andrew Cecere**
Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 49, has served as Chief Financial Officer of U.S. Bancorp since February 2007, and Vice Chairman since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From February 2001 until February 2007 he was responsible for Wealth Management & Securities Services. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

**William L. Chenevich**
Mr. Chenevich is Vice Chairman of U.S. Bancorp. Mr. Chenevich, 66, has served as Vice Chairman of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001, when he assumed responsibility for Technology and Operations Services. Previously, he served as Vice Chairman of Technology and Operations Services of Firstar Corporation from 1999 to 2001.

**Richard C. Hartnack**
Mr. Hartnack is Vice Chairman of U.S. Bancorp. Mr. Hartnack, 64, has served in this position since April 2005, when he joined U.S. Bancorp to assume responsibility for Consumer Banking. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

**Richard J. Hidy**
Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 47, has served in these positions since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

**Joseph C. Hoesley**
Mr. Hoesley is Vice Chairman of U.S. Bancorp. Mr. Hoesley, 55, has served as Vice Chairman of U.S. Bancorp since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate at U.S. Bancorp since joining U.S. Bancorp in 1992.

**Pamela A. Joseph**
Ms. Joseph is Vice Chairman of U.S. Bancorp. Ms. Joseph, 50, has served as Vice Chairman of U.S. Bancorp since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

**Howell D. McCullough III**
Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp's Enterprise Revenue Office. Mr. McCullough, 53, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

**Lee R. Mitau**
Mr. Mitau is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Mitau, 61, has served in these positions since 1995. Mr. Mitau also serves as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

**Joseph M. Otting**
Mr. Otting is Vice Chairman of U.S. Bancorp. Mr. Otting, 52, has served in this position since April 2005, when he assumed responsibility for Commercial Banking. Previously, he served as Executive Vice President, East Commercial Banking Group of U.S. Bancorp from June 2003 to April 2005. He served as Market President of U.S. Bank in Oregon from December 2001 until June 2003.

**P.W. Parker**
Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 53, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

**Richard B. Payne, Jr.**
Mr. Payne is Vice Chairman of U.S. Bancorp. Mr. Payne, 62, has served in this position since July 2006, when he joined U.S. Bancorp to assume responsibility for Corporate Banking. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

**Diane L. Thormodsgard**
Ms. Thormodsgard is Vice Chairman of U.S. Bancorp. Ms. Thormodsgard, 59, has served as Vice Chairman of U.S. Bancorp since April 2007, when she assumed responsibility for Wealth Management & Securities Services. From 1999 until April 2007, she served as President of Corporate Trust and Institutional Trust & Custody services of U.S. Bancorp, having previously served as Chief Administrative Officer of Corporate Trust at U.S. Bancorp from 1995 to 1999.

# Directors

**Richard K. Davis[1,6]**
*Chairman, President and Chief Executive Officer*
U.S. Bancorp
Minneapolis, Minnesota

**Douglas M. Baker, Jr.[3,6]**
*Chairman, President and Chief Executive Officer*
Ecolab Inc.
(Cleaning and sanitizing products)
St. Paul, Minnesota

**Y. Marc Belton[3,4]**
*Executive Vice President, Worldwide Health, Brand and New Business Development*
General Mills, Inc.
(Consumer food products)
Minneapolis, Minnesota

**Victoria Buyniski Gluckman[2,4]**
*Retired Chairman and Chief Executive Officer*
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
(Healthcare benefits administration)
Cincinnati, Ohio

**Arthur D. Collins, Jr.[1,2,5]**
*Retired Chairman and Chief Executive Officer*
Medtronic, Inc.
(Medical device and technology)
Minneapolis, Minnesota

**Joel W. Johnson[3,6]**
*Retired Chairman and Chief Executive Officer*
Hormel Foods Corporation
(Consumer food products)
Austin, Minnesota

**Olivia F. Kirtley[1,3,5]**
*Business Consultant*
(Consulting)
Louisville, Kentucky

**Jerry W. Levin[1,2,5]**
*Chairman and Chief Executive Officer*
Wilton Brands Inc.
(Consumer products) and
*Chairman and Chief Executive Officer*
JW Levin Partners LLC
(Private investment and advisory)
New York, New York

**David B. O'Maley[5,6]**
*Chairman, President and Chief Executive Officer*
Ohio National Financial Services, Inc.
(Insurance)
Cincinnati, Ohio

**O'dell M. Owens, M.D., M.P.H.[1,3,4]**
*Independent Consultant and Hamilton County Coroner*
(Consulting)
Cincinnati, Ohio

**Richard G. Reiten[2,3]**
*Retired Chairman and Chief Executive Officer*
Northwest Natural Gas Company
(Natural gas utility)
Portland, Oregon

**Craig D. Schnuck[4,6]**
*Former Chairman and Chief Executive Officer*
Schnuck Markets, Inc.
(Food retail)
St. Louis, Missouri

**Patrick T. Stokes[1,2,6]**
*Retired Chairman and Chief Executive Officer*
Anheuser-Busch Companies, Inc.
(Consumer products)
St. Louis, Missouri

1. *Executive Committee*
2. *Compensation and Human Resources Committee*
3. *Audit Committee*
4. *Community Reinvestment and Public Policy Committee*
5. *Governance Committee*
6. *Risk Management Committee*

# Corporate Information

**Executive Offices**
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

**Common Stock Transfer Agent and Registrar**
BNY Mellon Shareowner Services acts as our transfer agent and registrar, dividend paying agent and dividend reinvestment plan administrator, and maintains all shareholder records for the corporation. Inquiries related to shareholder records, stock transfers, changes of ownership, lost stock certificates, changes of address and dividend payment should be directed to the transfer agent at:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 888-778-1311 or
201-680-6578 (international calls)
Internet: bnymellon.com/shareowner

For Registered or Certified Mail:
BNY Mellon Shareowner Services
500 Ross St., 6th Floor
Pittsburgh, PA 15219

Telephone representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Central Time, and automated support is available 24 hours a day, 7 days a week. Specific information about your account is available on BNY Mellon's internet site by clicking on the Investor ServiceDirect® link.

**Independent Auditor**
Ernst & Young LLP serves as the independent auditor for U.S. Bancorp's financial statements.

**Common Stock Listing and Trading**
U.S. Bancorp common stock is listed and traded on the New York Stock Exchange under the ticker symbol USB.

**Dividends and Reinvestment Plan**
U.S. Bancorp currently pays quarterly dividends on our common stock on or about the 15th day of January, April, July and October, subject to approval by our Board of Directors. U.S. Bancorp shareholders can choose to participate in a plan that provides automatic reinvestment of dividends and/or optional cash purchase of additional shares of U.S. Bancorp common stock. For more information, please contact our transfer agent, BNY Mellon Shareowner Services.

**Investor Relations Contacts**
Judith T. Murphy
Executive Vice President
Corporate Investor and Public Relations
judith.murphy@usbank.com
Phone: 612-303-0783 or 866-775-9668

**Financial Information**
U.S. Bancorp news and financial results are available through our website and by mail.

***Website*** For information about U.S. Bancorp, including news, financial results, annual reports and other documents filed with the Securities and Exchange Commission, access our home page on the internet at usbank.com, click on About U.S. Bancorp, then Investor/Shareholder Information.

***Mail*** At your request, we will mail to you our quarterly earnings, news releases, quarterly financial data reported on Form 10-Q, Form 10-K, and additional copies of our annual reports. Please contact:

U.S. Bancorp Investor Relations
800 Nicollet Mall
Minneapolis, MN 55402
investorrelations@usbank.com
Phone: 866-775-9668

**Media Requests**
Steven W. Dale
Senior Vice President, Media Relations
steve.dale@usbank.com
Phone: 612-303-0784

**Privacy**
U.S. Bancorp is committed to respecting the privacy of our customers and safeguarding the financial and personal information provided to us. To learn more about the U.S. Bancorp commitment to protecting privacy, visit usbank.com and click on Privacy Pledge.

**Code of Ethics**
U.S. Bancorp places the highest importance on honesty and integrity. Each year, every U.S. Bancorp employee certifies compliance with the letter and spirit of our Code of Ethics and Business Conduct, the guiding ethical standards of our organization. For details about our Code of Ethics and Business Conduct, visit usbank.com and click on About U.S. Bancorp, then Ethics at U.S. Bank.

**Diversity**
U.S. Bancorp and our subsidiaries are committed to developing and maintaining a workplace that reflects the diversity of the communities we serve. We support a work environment where individual differences are valued and respected and where each individual who shares the fundamental values of the company has an opportunity to contribute and grow based on individual merit.

**Equal Employment Opportunity/ Affirmative Action**
U.S. Bancorp and our subsidiaries are committed to providing Equal Employment Opportunity to all employees and applicants for employment. In keeping with this commitment, employment decisions are made based upon performance, skill and abilities, not race, color, religion, national origin or ancestry, gender, age, disability, veteran status, sexual orientation or any other factors protected by law. The corporation complies with municipal, state and federal fair employment laws, including regulations applying to federal contractors.

U.S. Bancorp, including each of our subsidiaries, is an Equal Opportunity Employer committed to creating a diverse workforce.





usbancorp



U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

**usbank.com**



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